

NYSE: VSTO

ANNUAL REPORT
FISCAL YEAR 2023

VISTAOUTDOOR.COM



From the Chairman of the Board and Interim Chief Executive Officer

Dear Shareholder:

Fiscal Year 2023 was one of the most transformative years in our company's history. We made portfolio-shifting acquisitions, navigated challenging marketplace conditions and instituted earnings improvement measures. Through it, we continued to operate from a position of strength and display great resilience.

Sales for the fiscal year topped $3 billion. We had solid margins and free cash flow, even as we navigated a market that has seen multiple inflationary pressures and higher input costs. We paid down $260 million in debt in the back half of the year, and our leverage ratio ended the year at 1.6 times, well within our long-term target of 1-2 times. Our top capital allocation priority continues to be debt reduction and we will continue to prioritize maintaining a strong balance sheet.

SEPARATION

Our solid Fiscal Year 2023 performance supports our strategy to separate our two segments into two independent, publicly traded companies. We continue to believe the spinoff of our Outdoor Products segment is the best way to unlock shareholder value and we are working hard to be ready to spin later this year. Key to completing the spin this calendar year will be establishing the Outdoor Products senior leadership team, seeing a more stable macro-economic environment and improving Outdoor Product's financial performance.

Upon completion of the spin, each company will have a dedicated strategic focus, tailored capital allocation approaches and its own set of competitive advantages.

The spin will unlock shareholder value that wouldn't be possible otherwise. Our company currently trades at about five times Enterprise Value to Fiscal Year 2024 EBITDA, in-line with ammunition and sporting company peers, while pure-play outdoor products focused peers tend to trade at double-digit Enterprise Value to EBITDA. We believe this value is not reflected in our current trading price and after the spin we expect Outdoor Products to trade at similar multiples as its outdoor peers.

We continue to have discussions with the SEC and are in the process of updating our Form 10 with our Fiscal Year 2023 fourth-quarter financials.

We will publicly file the Form 10 in advance of the spin. We will have additional details on timing, the new company names and more in the coming months.

OUTLOOK

In Sporting Products, the market is normalizing, as we have expected and communicated, and we anticipate a more normalized purchasing cycle throughout our Fiscal Year 2024 based on stable market pricing and demand. Sporting Products EBITDA margin profile is expected to bottom at or above the 25 percent mark, well above pre-pandemic norms and within the target we communicated at our May 2022 Investor Day, driven by more rational pricing and better structural dynamics in the market versus previous cycles. Year-to-date NICS checks are up over 20 percent compared to the same period in 2019 and remain above one million checks per month.

Outdoor Products faced a very challenging market in Fiscal Year 2023 with expectations this will continue at least through the first half of Fiscal Year 2024. We see a return to organic growth in the back half of Fiscal Year 2024 once point-of-sale and sell-in become more closely aligned.

Future is Bright

Tactical and strategic actions we've taken position us to execute our strategy in Fiscal Year 2024. We're positioned to achieve meaningful margin improvement in our Outdoor Products segment as we head into Fiscal Year 2024, bolster our already solid financial position and ensure a compelling financial profile for each segment on a standalone basis post-spin.

Longer-term, we continue to be bullish about the future of the outdoor recreation and shooting sports industries. Outdoor recreation is an $862 billion industry, with millions of new and reactivated users raising participation levels above pre-pandemic levels. We've invested in the future of outdoor recreation through the Vista Outdoor Foundation by supporting strategic partners who are growing participation and expanding access to outdoor activities.

We have 41 iconic brands that span multiple categories and markets. We have a nimble operating model that emphasizes strong business unit leadership teams and leverages shared resources to drive performance that would be out of reach for any one brand on its own. And we've built a solid financial foundation that positions us for success in Fiscal Year 2024 and beyond.

Thank you for supporting our company, brands and a thriving outdoor ecosystem. We are excited for the future and continuing to drive innovation, access and shareholder return in all that we do.

Sincerely,

Gary McArthur
Interim Chief
Executive Officer

Michael Callahan
Chairman of the
Board of Directors

Vista Outdoor has not reconciled EBITDA margin guidance to GAAP net profit margin guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net profit margin and non-GAAP EBITDA margin. Accordingly, a reconciliation to net profit margin is not available without unreasonable effort.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2023 or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period to
Commission file number 1-36597



Vista Outdoor Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**47-1016855**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Vista Way
Anoka, MN 55303
(Address of principal executive offices)
Registrant's telephone number, including area code: **(763) 433-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $.01	VSTO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**
_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐   Non-Accelerated Filer   ☐   Smaller reporting company   ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued statements. ☐

Indicated by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of September 25, 2022, the aggregate market value of the registrant's voting common stock held by non-affiliates was approximately $1.38 billion (based upon the closing price of the common stock on the New York Stock Exchange on September 23, 2022).

As of May 15, 2023, there were 57,156,099 shares of the registrant's voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:
Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements can be identified by words such as "future," "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "will," "would," "could," "can," "may," and similar terms. Forward-looking statements are based on management's current expectations and assumptions regarding our business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. We caution you not to place undue reliance on any forward-looking statements. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from expectations described in such forward-looking statements, including those discussed in Item 1A of this Annual Report, and summarized below, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K we file with the Securities and Exchange Commission (the "SEC").

ITEM 1.   BUSINESS

Certain business terms used in this Annual Report are defined in the "Glossary and Acronyms" found at the end of this section, and should be read in conjunction with the consolidated financial statements and related notes included in this Annual Report.

Our Company

Vista Outdoor is a leading global designer, manufacturer, and marketer of outdoor recreation and shooting sports products. We are headquartered in Anoka, Minnesota and have manufacturing and distribution facilities in the United States, Canada, Mexico, and Puerto Rico along with international customer service, sales and sourcing operations in Asia and Europe. We have a robust global distribution network serving customers in over 100 countries. We were incorporated in Delaware in 2014.

Reportable Segments and Products

We operate through two reportable segments: Sporting Products and Outdoor Products. Information regarding our segments is further discussed below and in Note 18, *Operating Segment Information*, to the consolidated financial statements in Part II, Item 8 of this Annual Report.

Sporting Products

Our Sporting Products reportable segment designs, develops, distributes and manufactures ammunition, primers and components and serves devoted hunters, recreational shooters, federal and local law enforcement agencies and the military. Our Sporting Products reportable segment consists of our Ammunition operating segment, which includes our ammunition-related businesses, including Federal, Remington, CCI, Speer, and HEVI-Shot.

Our Sporting Products segment generated approximately 57% of our external sales in fiscal year 2023. The product lines within our Sporting Products segment are focused on the following categories:

- Centerfire pistol ammunition for use in handguns for training, target shooting and personal protection;

- Centerfire rifle ammunition for use in rifles for hunting, target shooting, training and personal protection;

- Rimfire ammunition for training and recreational target shooting in rifles and handguns;

- Shotshell ammunition for clay target shooting, waterfowl, and upland game hunting; and

- Ammunition components.

Among these categories, we derive the largest portion of our sales from ammunition, which is a consumable, repeat purchase product.

Outdoor Products

Our Outdoor Products reportable segment designs, develops, distributes and manufactures gear and equipment to a diverse range of outdoor enthusiasts around the world, including hikers, campers, cyclists, off-road riders, skiers, snowboarders, backyard grillers, golfers, anglers and hunters. Our Outdoor Products reportable segment consists of:

- Our Outdoor Accessories operating segment, which includes our Bushnell Optics, Primos, RCBS, BlackHawk!, and Eagle businesses;

- Our Sports Protection operating segment, which includes our Bell, Blackburn, Fox Racing, and Giro businesses;

- Our Cycling operating segment, which is comprised of our QuietKat business;

- Our Outdoor Cooking operating segment, which includes our Camp Chef and Fiber Energy businesses;

- Our Hydration operating segment, which is comprised of our CamelBak business;

- Our Golf operating segment, which includes our Bushnell Golf and Foresight Sports businesses; and

- Our Fishing operating segment, which is comprised of our Simms Fishing business.

Our Outdoor Products segment generated approximately 43% of our external sales in fiscal year 2023. The product lines within our Outdoor Products segment are focused on the following categories:

- Archery and hunting accessories, including hunting arrows, game calls, hunting blinds, and decoys;

- Reloading components for individuals who load their own ammunition;

- Optics, including binoculars, riflescopes, game cameras, and telescopes;

- Tactical accessories, including holsters, duty gear, bags and packs;

- Helmets, goggles and accessories for cycling, snow sports, motocross, power sports, and E-bikes;

- Outdoor cooking equipment, including grills, cookware, pellets, and camp stoves;

- Hydration packs, water bottles, drinkware and coolers;

- Golf launch monitors, golf laser rangefinders, golf GPS devices and other golf technology products;

- Fishing waders, sportswear, outerwear, footwear and fishing tools and accessories, and;

- Ultralightweight, performance hunting gear designed for backcountry use.

Planned Separation of Outdoor Products and Sporting Products

On May 5, 2022, we announced that our Board of Directors unanimously approved preparations for the separation of our Outdoor Products and Sporting Products reportable segments into two independent, publicly-traded companies (the "Planned Separation"). We anticipate that the transaction will be in the form of a distribution to our shareholders of 100% of the stock of Outdoor Products, which will become a new, independent publicly traded company. The distribution is intended to be tax-free to U.S. shareholders for U.S. federal income tax purposes. We currently expect the transaction will be completed in calendar year 2023, subject to final approval by our Board of Directors, a Form 10 registration statement being declared effective by the SEC, regulatory approvals and satisfaction of other conditions. There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed.

We expect that the Planned Separation will create a number of benefits for Outdoor Products and Sporting Products, including:

- **Enhanced strategic focus with supporting resources:** Each company will have enhanced strategic focus with resources to support its specific operational needs and growth drivers.

- **Tailored capital allocation priorities:** Each company will have a tailored capital allocation philosophy that is better suited to support its distinctive business model and long-term goals.

- **Strengthened ability to attract and retain top talent:** Each company will benefit from enhanced ability to attract and retain top talent that is ideally suited to execute its strategic and operational objectives.

- **Compelling value for shareholders:** Each company will present a differentiated and compelling investment opportunity based on its particular business model.

- **Expanded strategic opportunities:** Improved focus will allow Outdoor Products to further cement its reputation as the acquirer of choice through continued M&A in the outdoor recreation products marketplace and enable Sporting Products to secure attractive partnerships with other manufacturers.

Our Brands

Our brands are well known market leaders in their respective product categories. Many of our brands have a rich, long-standing heritage, such as Remington Ammunition, founded in 1816, Federal Premium, founded in 1922 and Bushnell, founded in 1948. Our portfolio also includes newer, high-growth brands that are capturing changing consumer preferences and leading technological advances in their respective fields, such as our golf technology brand, Foresight Sports, our e-bike brand, QuietKat, and our back-country hunting gear, packs and apparel brand, Stone Glacier. Our brands hold a strong competitive position in the marketplace. For example, we believe we hold the No.1 sales position in the U.S. markets for commercial and U.S. Law Enforcement ammunition, golf GPS and rangefinders, bike and hike hydration packs, bike bottles, motocross protection, biking helmets and accessories, hunting and shooting accessories and fly fishing gear and apparel. To maintain the strength of our brands and drive revenue growth, we invest in product innovation to continuously improve the performance, quality, and affordability of our products while providing world-class customer support to our retail partners and end consumers. We have received numerous awards for product innovation by respected industry publications and for customer service from our retail customers. Additionally, high-profile professional athletes, sportsmen and sportswomen, as well as sponsored and organic influencers use and endorse our products, which we believe influences the purchasing behavior of recreational consumers.

The brands in our Sporting Products and Outdoor Products segments include the following:

Sporting Products	Outdoor Products			
Alliant Powder	Bee Stinger	Champion	Hoppe's	Simmons
CCI	Bell	CoPilot	Krash	Simms
Estate Cartridge	Blackburn	Eagle	M-Pro 7	Stone Glacier
Federal Premium	Blackhawk	Fiber Energy Products	Outers	Tasco
HEVI-Shot	Bushnell	Foresight Sports	Primos	Uncle Mike's
Remington	Bushnell Golf	Fox Racing	QuietKat	Venor
Speer	Butler Creek	Giro	Raskullz	Weaver
	CamelBak	Gold Tip	RCBS	
	Camp Chef	Gunmate	Redfield	

Market Opportunity

We participate in the global market for consumer goods geared toward outdoor recreation and hunting and recreational shooting related products. Spending on outdoor recreation products in the U.S., including the purchase of gear for bicycling, camping, fishing, hunting, motorcycling, off-roading, snow sports, trail sports and wildlife viewing, contributed to the economies of all 50 states, and accounted for 1.9 percent of current-dollar GDP, $862 billion in gross output (consumer spending) and 4.5 million jobs in 2021, according to The Bureau of Economic Analysis statistics report released in November 2022. We are bullish on long-term recreation trends. Outdoor Products industry participation is baselining well above pre-COVID 19 levels. Sporting products industry data suggests more than 17 million new users have entered the market since 2019, and NICS checks through April are up 25 percent compared to the same period in 2019 and remain above 1 million checks per month.

Competitive Strengths

Portfolio of Leading Brands Focused on Outdoor Recreation and Shooting Sports Related Products

We are the parent company of 41 renowned brands that design, manufacture and market sporting and outdoor products. Together we serve a broad and diverse range of consumers around the globe, including outdoor enthusiasts, golfers, off-road riders, cyclists, backyard grillers, campers, hunters, anglers, recreational shooters, athletes, as well as law enforcement and military professionals. In fiscal year 2023, we expanded into the fishing category, rounding out the activities we support through innovative product design and manufacturing.

Our operating model leverages our shared resources and Centers of Excellence (described below) across brands to achieve levels of performance that would be out of reach for any one brand on its own. To maintain the strength of our brands and drive revenue growth, we invest our shared resources in product innovation and seek to continuously improve the performance, quality and affordability of our products. Our scale and expertise allow us to provide our brands with top tier operational capabilities in digital marketing and e-commerce, supply chain management, distribution and customer support for our retail partners and end consumers. Furthermore, our scale enables us to leverage our cumulative consumer insights to provide a competitive advantage to our brands. We target selling prices that balance our premium positioning with our focus on affordability to capture a large, diverse and dynamic consumer base.

Leading Innovation and Product Development Competencies

In the highly competitive business in which we operate, our tradenames, service marks, and trademarks are important to distinguish our products and services from our competitors. We rely on trade secrets, continuing technological innovations, and licensing arrangements to maintain and improve our competitive position. We also have a portfolio of over 1,700 U.S. and foreign patents, and we believe these patents, as well as unpatented research, development, and engineering skills make important contributions to our business. We employ over 100 dedicated design and product development professionals across the organization. We are not aware of any facts which would negatively impact our continuing use of any of our material tradenames, service marks, trademarks, or patents. By applying our engineering and manufacturing expertise, we have been able to bring to market new and innovative products that maintain product differentiation while targeting affordability for our end consumers. Recent examples of our innovative, market-leading products from our company's brands include the following:

- In Outdoor Products, Bell Helmets launched a partnership with Steve McQueen's estate to introduce a series of helmets and apparel paying homage to the legendary actor and action sports icon.

- Bushnell introduced its new CelluCORE Live Cellular Trail Camera, a feature-rich trail camera with Dual SIM cellular connectivity and live streaming video on demand.

- Bushnell Golf's feature-rich Pro X3 offers accuracy and performance unmatched in the laser rangefinder category. A recent report showed that 99.3 percent of the 2023 Players Championship field used a Bushnell laser rangefinder to obtain accurate yardages during competition.

- CamelBak, the global leader in personal hydration products, launched its first cooler backpack in calendar year 2022 with the ChillBak Pack 30, which combines an integrated 6-liter reservoir system for on-the-go hydration along with a roll-top closure which aids in cooling efficiency and provides added storage for any summer adventure.

- Camp Chef debuted its new Woodwind Pro Pellet Grill, which combines the best of wood pellet grills with the time-tested tradition of using hard wood chunks, charcoal or wood chips. In one unit, a griller will be able to achieve the smoke flavor of a tried-and-true stick burner smoker with the ease of using a pellet grill.

- Foresight Sports became the official launch monitor partner of Callaway Golf and Topgolf Entertainment Group. The partnership further extends the use of Foresight Sports' launch monitor technology throughout Callaway Golf's Tour and sales channels.

- Fox Racing, the global leader in motocross and mountain bike safety equipment and apparel, entered the performance training category with men's and women's lines that were designed to place athlete needs first, ensuring this apparel exceeds demands when training at their best.

- Giro Sport Design, the cycling world's design leader, announced the launch of the Ethos Mips and the Ethos Mips Shield helmets, which feature integrated LED lights and turn signals, controlled via an intuitive, handlebar-mounted remote, as well as the added protection of Mips Brain Protection System.

- Stone Glacier's Sky Solus tent was recognized by Outdoor Life as the best tent for bad weather. And the brand recently expanded into a new category with a line of technical gloves and mitts.

- QuietKat launched the new Lynx model, establishing a new category for our leading off-road e-bike brand, as well as the all-new 2023 Villager E-Bike, built to transform riders' urban and weekend adventures.

- In Sporting Products, new products from Federal and Remington collected prestigious industry awards. American Rifleman presented its Golden Bullseye to Remington's Core-Lokt Tipped, and Shooting Illustrated awarded its Ammunition of the Year to Federal's 30 Super Carry.

Proven Manufacturing, Global Sourcing, and Distribution Platform

We believe that our advanced manufacturing expertise, sourcing and distribution capabilities, and high-quality retail, wholesale and distributor networks allow us to produce, deliver and replenish products in a more efficient and faster manner than our competitors.

We procure large quantities of raw materials for our manufacturing operations and we leverage negotiating disciplines and production methods with the objective of obtaining the best price and delivery available as well as low-cost conversion of raw materials into finished product.

We have developed a methodical approach to sharing our expertise in supply chain, e-commerce and M&A, which we refer to as our Centers of Excellence, across our operating segments. Our Centers of Excellence provide our brands with significant shared resources that can be leveraged to drive growth in revenue and profitability, including expertise in sourcing, global distribution, enhanced purchasing power, sophisticated e-commerce systems, advanced analytics and a proven M&A playbook. We believe that our Centers of Excellence enable us to manufacture and distribute products in a more efficient and strategic manner than our competitors. Additionally, our Centers of Excellence enable our brands to dedicate a greater portion of their time to creating new, innovative products for consumers and better experiences for customers, enabling us to better serve their needs and capture market share. With our Centers of Excellence, we have the ability to realize the full potential of the businesses we acquire. This has become a compelling aspect of our value proposition, which we believe has positioned us as the acquirer of choice in the outdoor industry. As we invest in our business and acquire more brands, the power of our Centers of Excellence will continue to grow as we scale and build on these competencies, driving further operating leverage.

Integrated supply chain management is a core focus of our company. We source finished products both domestically and internationally for global distribution and have teams of local sourcing and quality assurance experts on the ground where our largest suppliers are located. We continuously seek to improve our vendor base as well as our in-country support and oversight, and through our integrated supply chain management process, we seek to provide year-over-year reductions in product costs. We believe the scope and scale of our sourcing network would be difficult for many of our competitors to replicate.

Our supply chain and logistics infrastructure gives us the ability to serve a broad array of wholesale and retail customers, many of whom rely on us for services such as category management, marketing campaigns, merchandising and inventory replenishment. We believe our strong wholesale and retail relationships and diverse product offering provide us with a unique competitive advantage.

Customers and Marketing

We sell our products through big-box, specialty and independent retailers and distributors such as Academy, Amazon, Bass Pro Shops/Cabela's, Dick's Sporting Goods, Kiesler Police Supply, Nations Best Sports, Sports Inc., Sports South, Scheels, Sportsman's Warehouse, Target, and Walmart.

Omni-channel marketing and sales have been a major focus of our business, and we have gained meaningful traction with our various initiatives. Direct-to-consumer channels, including our brands' direct-to-consumer websites, owned brick and mortar retail, mobile device applications and third-party market places, represent an increasing portion of our sales across all of our brands. Through our shared e-commerce Center of Excellence, we deploy resources and expertise to all of our brands to help them accelerate the growth of their presence in these channels and respond to changes in consumer shopping behavior. We have found that direct-to-consumers strategies not only enables us to achieve higher margins, but also benefits the customer by providing the convenience of accessing our full portfolio of products wherever and whenever they want to shop.

We maintain strong relationships with our retail partners based on trust and professionalism. Our long-standing commitment to our customers, diverse product offering and focus on profitability for both our company and our retail partners have enabled us to gain shelf space and secure premium placement of our products at many major retailers. Our management team interfaces directly with the executives of many of our top retail partners to ensure we are delivering the products our retailers need to meet the demands of the end consumer in the most efficient and profitable manner possible. Furthermore, we believe our scale allows us to leverage our resources to efficiently and profitably service our largest retail customers. For example, we work with our key retail customers to develop marketing and advertising campaigns, provide inventory replenishment support and organize product category merchandising plans.

We have a scalable, integrated portfolio of brands that allows us to leverage our deep customer knowledge, product development and innovation, supply chain and distribution and sales and marketing functions across product categories to better serve our retail partners and consumers.

Sales to our top ten customers accounted for approximately 33% of our consolidated net sales in fiscal year 2023. In fiscal year 2023, U.S. customers represented approximately 83% of our sales and customers outside of the U.S. represented approximately 17% of our sales. Of our fiscal year 2023 sales, approximately 11% was to law enforcement and military professionals. See Note 18, *Operating Segment Information,* to the consolidated financial statements included in this Annual Report for further information regarding our customers and geographic information regarding our sales.

We believe the shooting sports and outdoor recreation industries are led by enthusiasts with a passion for reliable, high-performance products, who rely on a wide variety of media for opinions and recommendations about available products. We use paid, earned, shared, and owned media to enhance the perception of our brands and products and to reinforce our leadership positions in the market. We supplement this exposure with data-driven print and digital advertising that is designed to maximize reach and return on investment. We have an industry-leading digital media presence that includes YouTube and other social media influencers. Our goal is to strengthen our existing consumers' brand loyalty while at the same time reaching new users of our products.

Quality Assurance

We maintain a disciplined quality assurance process. We set stringent metrics to drive year-over-year quality improvements. We also have customer call centers, which allow us to collect feedback on our customer service, and robust social media tracking and engagement tools that enable us to collect real-time feedback, communicate with end-users and ensure that our customers and end consumers are satisfied with our products and customer service.

Competition

Competition in the markets in which we operate is based on a number of factors, including price, quality, product innovation, performance, reliability, styling, product features, and warranties, as well as sales and marketing programs. Given the diversity of our product portfolio, we have various significant competitors in each of our markets, including: Winchester Ammunition of Olin Corporation, Clarus, CBC Group, Fiocchi Ammunition, Hornady, PMC, and Rio Ammunition in our Sporting Products categories; Hydro Flask, Contigo, Yeti, Helen of Troy and Nalgene in our Hydration categories; Callaway, Garmin, Nikon, SkyTrak and Trackman in our Golf categories; Schwinn, Bontrager, Smith, Specialized, Canyon, Shoei and Alpine Stars in our Action Sports categories; Traeger, Weber, Pit Boss, Blackstone, Solo Stove and Lodge in our Outdoor Cooking categories; Nikon, Vortex, Leupold, Feradyne, American Outdoor Brands and Good Sportsman Marketing in our Outdoor Accessories categories; and Columbia, Huk, Patagonia, Orvis and American Fishing Tackle Company in our Fishing categories.

Seasonality

Our business experiences a certain level of seasonality. Our products are used throughout the year in a number of varying activities. For example, during the spring and summer months, sales of our products, such as golf accessories and mountain biking accessories, are in high demand. Similarly, sales of our winter sport accessories increase during the months of October through December. Finally, sales of our ammunition and premium hunting accessories are generally highest during the months of August through December due to shipments around the fall hunting season and holidays.

Regulatory Matters

Like many other manufacturers and distributors of consumer products, we are required to comply with numerous laws, rules, and regulations, including those involving labor and employment law, environmental law, consumer product safety, data privacy and security, workplace safety, and the export and import of our products. These laws, rules, and regulations currently impose significant compliance requirements on our business, and more restrictive laws, rules, and regulations may be adopted in the future. We believe we are in material compliance with all applicable domestic and international laws and regulations.

Our operations are subject to numerous international, federal, state, and local laws and regulations relating to environmental protection, including those governing the discharge, treatment, storage, transportation, remediation, and disposal of hazardous materials and wastes, and restoration of damages to the environment, as well as health and safety matters. We believe that our operations are in material compliance with these laws and regulations and that forward-looking, proper and cost-effective management of air, land, and water resources is vital to the long-term success of our business. Our environmental policy identifies key objectives for implementing this commitment throughout our operations. We incur operating and capital costs on an ongoing basis to comply with environmental requirements and could incur significant additional costs as a result of more stringent requirements that may be promulgated in the future.

Some environmental laws, such as the U.S. federal Superfund law and similar state laws, can impose liability, without regard to fault, for the entire cost of the cleanup of contaminated sites on current or former site owners and operators or parties who sent wastes to such sites. We are conducting investigation and/or remediation activities at certain of our current or former sites where impacts from our historical operations have been identified. Certain of our former subsidiaries have been identified as PRPs, along with other parties, in regulatory agency actions associated with hazardous waste sites. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities at these sites, based on currently available information, we do not currently expect that these potential liabilities, individually or in the aggregate, will have a material adverse effect on our operating results, financial condition, or cash flows. We could, however, incur substantial additional costs as a result of any additional obligations imposed or conditions identified at these or other sites in the future.

As a manufacturer and distributor of consumer products, we are subject to various domestic and international consumer product safety laws, such as the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission to investigate and deem certain of our products as unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission or similar international agencies could ask a court to require us to repurchase or recall one or more of our products. In addition, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products.

While we do not manufacture firearms, we are also subject to the rules and regulations of the ATF and various state and international agencies that control the manufacture, export, import, distribution, and sale of firearms, explosives, and ammunition. If we fail to comply with these rules and regulations, these agencies may limit our growth or business activities, or, in extreme cases, revoke our licenses to do business. Our business, as well as the business of all producers and marketers of ammunition, is also subject to numerous federal, state, local, and foreign laws, regulations and protocols. Applicable laws:

- require the licensing of all persons manufacturing, exporting, importing, or selling ammunition as a business;

- require labeling and tracking the acquisition and disposition of certain types of ammunition, and certain related products;

- regulate the use and storage of gun powder or other energetic materials;

- regulate the interstate sale of certain ammunition;

- limit the mail-order sale of ammunition;

- regulate our employment of personnel with certain criminal convictions; and

- restrict access to ammunition manufacturing facilities for certain individuals from other countries or with criminal convictions.

In some cases, the handling of our technical data and the international sale of our products is also regulated by the U.S. Department of State and Department of Commerce. These agencies oversee the export of certain of our products including ammunition and night vision devices and related technical data, amongst other products. In many instances, we must obtain export authorizations for international shipments. To date, most of our requests for export licenses have been approved. These agencies can impose civil and criminal penalties, including preventing us from exporting our products, for failure to comply with applicable laws and regulations.

We are also regulated by the U.S. Department of Homeland Security, which regulates the out-bound and in-bound movement of certain of our products, as well as components, parts, and materials used in our manufacturing processes. The agency is authorized to detain and seize shipments, as well as penalize us for failure to comply with applicable regulations. The agency also works closely with the Department of State and the Department of Commerce to protect national security.

Human Capital

We create products that fuel adventure and enable connection, prioritizing people at all levels of the value chain. Our employees are the center of our success. We employ approximately 7,000 individuals in the United States and across the globe. Our employees lead in the fields of manufacturing, brand marketing, distribution, supply chain management, engineering, product development, e-commerce and finance, among many other talents and specialties. In total, 71 percent of our employees are in production roles, directly building or distributing world-class outdoor recreation gear and products for our consumers.

We prioritize employee success and well-being through strong corporate infrastructure and local programming that supports employee engagement, recruiting, professional development, safety, diversity, compensation and benefits. We have no union-represented employees. We believe that our employee relations generally are strong.

Our value proposition for employees begins with our unique culture, which is centered on an unwavering belief that when we do well as a business we can do good for our communities, employees and charitable partners. Support for our people drives us at every level.

Employee Engagement

The importance of two-way communication with employees is critical in the post-pandemic environment. Hybrid work environments, competition for talent and a heightened sense of strategic awareness across the employee population requires our leadership to engage directly with our people, hear their ideas and answer their questions.

Our interim chief executive officer and business unit leaders hold regular employee town hall meetings to provide updates and answer employee questions. We regularly update employees with company news, important notices, our philanthropic efforts and employee stories through several channels, including our intranet hub, social media and our public-facing website.

Our employee engagement initiatives are especially important across our diverse network, which includes multiple locations across the globe and a diverse set of working environments, including production, office, hybrid and remote. We regularly review our content and cadence of communication to ensure our levels of engagement are hitting the mark and driving continuous improvement.

Recruiting

Recruiting and retaining talented individuals is paramount to our long-term success. We prioritize the hiring of smart, energetic and passionate people who have the skillsets to drive value creation while also injecting diverse experiences and perspectives into our culture and long-term goals. We are active on social media and pursue partnerships with diverse organizations to expand the reach of our employment pool while ensuring that veterans, people of color, women and others with unique backgrounds are introduced to our company and open positions.

Professional Development

Investing in our employees is a priority. We deploy a variety of worker training programs on our factory and production floors, including the use of internal leaders and outside safety trainers. Programs such as tuition reimbursement, internships and employee scholarship programs are some of the ways we invest in our people and their knowledge. We know these investments are good not only for our people but for our business.

Safety

We operate in a highly regulated environment, in the U.S. and internationally. U.S. federal, state and local governmental entities and foreign governments regulate many aspects of our business through product safety standards, laws and regulations.

We have a team of dedicated professionals who oversee various aspects of product safety and compliance in the company. These teams enhance an already robust local safety ethos to help ensure compliance with product safety laws and regulations that apply to their products.

Our product safety and compliance personnel have broad and diverse academic and experience credentials and are often sought out by regulators, law enforcement, other industry participants and internal stakeholders to serve as expert consultants and witnesses. This hybrid organizational structure, together with robust internal policies and procedures, creates checks and balances across the product safety landscape to help ensure that we meet our continuing obligations to regulators and consumers throughout the product life cycles and to keep our employees safe.

On the consumer side, as an outdoor sports and recreation company, we believe that our consumers should be safe when engaging in the outdoor activity of their choice. We partner with a variety of organizations who promote education and safety training, support policies that advance safety initiatives and use our brand platforms to educate and share best practices for the safe use of our products.

Diversity and Inclusion

We continuously look for ways to be a more diverse and inclusive company, from improving our recruiting and marketing efforts, to listening and educating our employees via local councils, to sponsoring and participation in mentoring programs, to expanding career growth opportunities and external partnerships.

In fiscal year 2021, we began disclosing diversity and inclusion metrics to provide benchmarks for where we currently stand, and assist in setting goals for us to strive to meet in the future. Our metrics for the last two fiscal years include:

	March 31,	
Statistic	**2023**	**2022**
% of U.S. employees identifying as persons of color (non-white)	19%	20%
% of U.S. leadership (manager and above) identifying as persons of color	9%	10%
% of U.S. employees who are female	27%	28%
% of U.S. leadership (manager and above) who are female	26%	29%
% of U.S. employees who are veterans	7%	7%

Compensation

We believe in equal pay for equal work. We believe pay and compensation should match the talent, experience and skillset of a person, and nothing else. We regularly review our compensation practices and benchmark our performance with others in the industry to ensure we are fulfilling our obligations of fair pay.

Benefits

Our benefit programs offer comprehensive coverage to help protect our employees' health, family and future, and are an important part of the total compensation we provide. We offer both company-provided and optional benefits, including basic life insurance, medical, prescription, telemedicine, emotional well-being, earned wage access, and an employee product purchase program. We offer a 401(k) savings plan, with a higher-than-average match for participating employees. Each year we evaluate our program offerings to ensure alignment with market practices that best meet the holistic needs of our employees and their families.

The Vista Outdoor Employee Assistance Fund was created in fiscal year 2021 to help employees who are facing financial hardship immediately following a natural disaster or an unforeseen personal hardship. In fiscal year 2022, the fund aided five employees facing urgent situations. In fiscal year 2023, the fund aided an additional five employees. This fund relies primarily on payroll deductions from employees and support from Vista Outdoor. Every contribution helps and, when combined with the donations, can provide a tax-free grant to help fellow employees in need when they are facing an unexpected situation.

Available Information

You can find reports on our company filed with the SEC free of charge on our internet site at *www.vistaoutdoor.com* under the "Investors" heading. These include our annual report, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We make these reports available as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information found on our website is not part of this or any other report that we file with or furnish to the SEC. Our SEC filings are also available to the public over the Internet at the SEC's website at *www.sec.gov*.

Glossary and Acronyms

2022 ABL Revolving Credit Facility: Refers to the Vista Outdoor Inc. senior secured asset-based credit facility comprised of $600 million revolving credit commitments under the Asset-Based Revolving Credit Agreement, dated as of August 5, 2022, among Vista Outdoor Inc., the Additional Borrowers from time to time party thereto, the Lenders party thereto and Capital One, National Association.

2022 Term Loan: Refers to the Term Loan Credit Agreement, dated as of August 5, 2022, among Vista Outdoor Inc. and JP Morgan Chase Bank, N.A.

2021 ABL Revolving Credit Facility: Refers to the Vista Outdoor Inc. senior secured asset-based credit facility comprised of $450 million revolving credit commitments under the Asset-Based Revolving Credit Agreement, dated as of March 31, 2021, among Vista Outdoor Inc., the Additional Borrowers from time to time party thereto, the Lenders party thereto and Capital One, National Association.

4.5% Notes: Refers to the Vista Outdoor Inc. secured senior notes due 2029 (the "4.5% Notes")

Lake City: Refers to the Lake City Army Ammunition Plant operated by a subsidiary of Olin Winchester.

Vista Outdoor, the Company, we, our, and us: Refers to Vista Outdoor Inc.

ATF: Bureau of Alcohol, Tobacco, Firearms and Explosives

NICS: National Instant Criminal Background Check System

PRP: Potentially responsible party

Separation or Spin-Off: Refers to the previously announced tax-free spinoff of our outdoor products business into an independent publicly-traded company.

Organic: Organic sales, organic gross-profit and organic operating income is a non-GAAP measure of sales, gross-profit and operating income, excluding the impacts of acquisitions from year-over-year comparisons. Amounts from acquisitions are considered inorganic for the twelve months after acquisition.

ITEM 1A.   RISK FACTORS

We operate in a rapidly changing business environment that involves numerous risks and uncertainties. The following discussion addresses risks and uncertainties that could cause, or contribute to causing, our actual results to differ from our expectations in material ways. These risks and uncertainties, or other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations, cash flows and financial condition. The trading price of our common stock could also decline due to any of these risks. The following information should be read in conjunction with Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report.

Risks Related to Our Operations

Significant supplier capacity constraints, supplier production disruptions, supplier quality issues or price increases could increase our operating costs and adversely impact the competitive positions of our products.

Our reliance on third-party suppliers for various product components and finished goods exposes us to volatility in the availability, quality and price of these product components and finished goods. A disruption in deliveries from our third-party suppliers, including as a result of natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic or infectious disease outbreak, capacity constraints, production disruptions, price increases or decreased availability of raw materials or commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs.

Our inability to obtain sufficient quantities of components, parts, raw materials, and other supplies from independent sources necessary for the production of our products could result in reduced or delayed sales or lost orders. Any delay in or loss of sales or orders could adversely impact our results of operations. Many of the components, parts, raw materials, and other supplies used in the production of our products are available only from a limited number of suppliers. We do not have long-term supply contracts with all of our suppliers. As a result, we could be subject to increased costs, supply interruptions and difficulties in obtaining materials. Our suppliers also may encounter difficulties or increased costs in obtaining the materials necessary to produce their products that we use in our products. The time lost in seeking and acquiring new sources could have an adverse effect on our business, financial condition or results of operations.

In addition, our supply contracts are generally not exclusive. As a result, supplies we may need may be allocated to other customers, such as where necessary to fulfill priority orders to the government or during times of elevated demand. Additionally, our suppliers may provide similar supplies and materials to our competitors, some of which could potentially purchase these supplies and materials in significantly greater volume than we do. Our competitors could enter into restrictive or exclusive arrangements with these suppliers that could impair or eliminate our access to necessary supplies and materials.

Quality issues experienced by third-party suppliers could also adversely affect the quality and effectiveness of our products and result in liability and reputational harm.

Shortages of, and price increases for, labor, components, parts and other supplies, as well as commodities used in the manufacture and distribution of our products, may delay or reduce our sales and increase our costs, thereby harming our results of operations.

We manufacture a significant portion of our products at plants that we own, including ammunition products. Shortages of, and cost increases for, labor and other inputs to the manufacturing process could delay or reduce our sales and reduce our gross margins and thereby have an adverse effect on our financial condition and results of operations.

Although we manufacture many of the components for our products, we purchase from third-parties certain important components, finished goods, and raw materials. The costs of these components, finished goods, and raw materials are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors that are not predictable or within our control, including natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic or infectious disease outbreak. We also use numerous commodity materials in producing and testing our products, including copper, lead, plastics, tungsten, bismuth, steel, wood, and zinc. Commodity prices could increase, and any such increase in commodity prices may harm our results of operations.

Higher prices for electricity, natural gas, microchips metals, transportation and fuel increase our production and shipping costs. A significant shortage, increased prices or interruptions in the availability of these commodities and components would increase the costs of producing and delivering products to our customers and would be likely to negatively affect our earnings. Commodity costs have varied significantly during recent fiscal years and remain a volatile element of our costs.

Seasonality and weather conditions may cause our results of operations to vary from quarter to quarter.

Because many of the products we sell are used for seasonal outdoor sporting activities, our results of operations may be significantly impacted by unseasonable weather conditions. For example, our winter sport accessories sales are dependent on cold winter weather and snowfall, and can be negatively impacted by unseasonably warm or dry weather. Conversely, sales of our spring and summer products, such as golf accessories, can be adversely impacted by unseasonably cold or wet weather. Accordingly, our sales results and financial condition will typically suffer when weather patterns do not conform to seasonal norms.

Sales of our hunting accessories are highest during the months of August through December due to shipments around the fall hunting season and holidays. In addition, sales of our ammunition have historically been lower in our first fiscal quarter. The seasonality of our sales may change in the future. Seasonal variations in our results of operations may reduce our cash on hand, increase our inventory levels and extend our accounts receivable collection periods. This in turn may cause us to increase our debt levels and interest expense to fund our working capital requirements.

Our revenues and results of operations may fluctuate unexpectedly from quarter-to-quarter, which may cause our stock price to decline.

Our revenues and results of operations have fluctuated significantly in the past and may fluctuate significantly in the future due to various factors, including, but not limited to:

- market acceptance of our products and services;
- general economic conditions;
- the timing of large domestic and international orders;
- cancellation of existing orders;
- the outcome of any existing or future litigation;
- adverse publicity surrounding our products, the safety of our products or the use of our products;
- changes in our sales mix;
- new product introduction costs;
- high levels of retailer and distributor inventory;
- complexity in our integrated supply chain;
- increased raw material and/or other commodity expenses;
- changes in amount and/or timing of our operating expenses;
- natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak, in markets in which we, our customers, suppliers and manufacturers operate;
- changes in laws and regulations that may affect the marketability of our products;
- the domestic political environment, including debate over the regulation of ammunition and related products; and
- uncertainties related to changes in macroeconomic and/or global conditions, including as a result of the war in Ukraine and the imposition of sanctions on Russia.

As a result of these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful in the short term, and our performance in a particular period may not be indicative of our performance in any future period.

We are exposed to risks associated with acquisitions, which could adversely affect our future financial results.

Our business strategy includes growth through acquisitions or other transactions. The expected benefits of any future acquisitions or other transactions may not be realized. Costs could be incurred on pursuits or proposed acquisitions that may never close that could significantly impact our business, financial condition or results of operations.

Additionally, after any acquisition, unforeseen issues and/or costs could arise that adversely affect our anticipated returns or that are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual results of operations may vary significantly from initial estimates due to a variety of factors, including general economic conditions affecting the market for our products.

Furthermore, if, due to declining market conditions or other factors, we determine that the carrying value of the goodwill or other intangible assets associated with an acquired business exceeds the fair value of such assets, we may be required to record a significant impairment charge in the period during which such determination was made, which would negatively affect our results of operations. For example, we have recorded impairment charges to the goodwill and identifiable indefinite-lived intangible assets associated with the Outdoor Products reporting segment for fiscal year 2023.

We may engage in other strategic business transactions. Such transactions could result in unanticipated costs and difficulties, may not achieve intended results and may require significant time and attention from management, which could have an adverse impact on our business, financial condition or results of operations.

Risks may also include potential delays in adopting our financial and managerial controls and reporting systems and procedures, greater than anticipated costs and expenses related to the integration of the acquired business with our business, potential unknown liabilities associated with the acquired company, employee retention, challenges inherent in effectively managing an increased number of employees in diverse locations and the challenge of creating uniform standards, controls, procedures, policies, and information systems. These and other risks relating to our acquisitions could have an adverse effect on our business, financial condition or results of operations.

Our results of operations could be materially harmed if we are unable to forecast demand for our products accurately.

We often schedule internal production, place orders, and at times pre-pay for products, components and materials with third-party suppliers before receiving firm orders from our customers. In addition, orders from customers are generally subject to cancellation at any time before acceptance. If we fail to accurately forecast customer demand or if orders are cancelled before delivery, we may experience excess inventory levels or a shortage of products to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include:

- an increase or decrease in consumer demand for our products or for the products of our competitors;
- our failure to accurately forecast customer acceptance of new products;
- new product introductions by competitors;
- changes in our relationships with customers;
- changes in general market conditions or other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders placed by retailers, including as a result of natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak;
- changes in laws and regulations governing the activities for which we sell products, such as hunting and shooting sports;
- weak economic conditions or consumer confidence, which could reduce demand for discretionary items such as our products; and
- the domestic political environment, including debate over the regulation of ammunition and related products.

Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory on less favorable terms, including discounted prices or payment terms, which could have an adverse effect on our business, financial condition or results of operations. If we underestimate demand for our products, our manufacturing facilities or third-party suppliers may not be able to create products to meet customer demand, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and customer relationships. We may not be able to manage inventory levels successfully to meet future order and reorder requirements.

A disruption in the service or a significant increase in the cost of our primary delivery and shipping services for our products and component parts or a significant disruption at shipping ports could have a negative impact on our business.

We use various carriers including Federal Express ("FedEx") for a significant portion of ground shipments of products to our U.S. customers. We use air carriers and ocean shipping services for most of our international shipments of products. Furthermore, many of our finished goods and many of the components we use to manufacture our products are shipped to us via air carrier and shipping services. If there is any significant interruption in service by such providers or at airports or shipping ports in the future, we may be unable to engage alternative suppliers or to receive or ship goods through alternate sites in order to deliver our products or receive finished goods or components in a timely and cost-efficient manner. As a result, we could experience manufacturing delays, increased manufacturing and shipping costs and lost sales as a result of missed delivery deadlines and product demand cycles. Any significant interruption in FedEx services, other ground carriers, air carrier services, ship services or at airports or shipping ports could have a negative impact on our business. Furthermore, if the cost of delivery or shipping services increases significantly and the additional costs cannot be covered by product pricing, our operating results could be materially adversely affected.

We face risks relating to our international business operations that could adversely affect our business, financial condition or results of operations.

Our ability to maintain the current level of operations in our existing international markets and to capitalize on growth in existing and new international markets is subject to risks associated with our doing business internationally, including:

- issues related to managing international operations;
- potentially adverse tax developments;
- lack of sufficient protection for intellectual property in some countries;
- currency exchange;
- import and export controls;
- social, political, and economic instability in the countries in which we operate;
- changes in economic conditions;
- uncertainties related to changes in macroeconomic and/or global conditions, including as a result of the war in Ukraine and the imposition of sanctions on Russia;
- the occurrence of natural disasters, public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak, in countries in which we operate;
- local laws and regulations, including those governing labor, product safety and environmental protection;
- changes to international treaties and regulations; and
- limitations on our ability to efficiently repatriate cash from our foreign operations.

Any one or more of these risks could adversely affect our business, financial condition or results of operations.

Some of our products contain licensed, third-party technology that provides important product functionality and features. The loss or inability to obtain and maintain any such licenses could have a material adverse effect on our business.

Some of our products contain technology licensed from third-parties that provides important product functionality and features. We cannot assure you that we will have continued access to this technology. For example, if the licensing company ceases to exist, either as a result of bankruptcy, dissolution or purchase by a competitor, we may lose access to important third-party technology and may not be able to obtain replacement technology on favorable terms or at all. In addition, legal actions, such as intellectual property actions, brought against the licensing company could impact our future access to the technology. Any of these actions could negatively affect our technology licenses, thereby reducing the functionality and features of our products, and adversely affect our business, financial condition or results of operations.

Failure to attract and retain key personnel could have an adverse effect on our results of operations.

Our future success will depend in part on the continued service of key personnel and our ability to attract, retain and develop key managers, designers, sales and information technology professionals and others. We face intense competition for these individuals worldwide. We may not be able to attract qualified new employees or retain existing employees, which may have a material adverse effect on our financial condition, results of operations or cash flows.

We have experienced recent changes in our senior management team as a result of the resignations of our Chief Financial Officer in November 2022, our Chief Executive Officer in February 2023, and our General Counsel and Corporate Secretary in February 2023. These changes to our executive management team may be disruptive to, or cause uncertainty in, our business, results of operations and the price of our common stock. Leadership transitions are inherently difficult to manage and may result in the loss of institutional knowledge and changes to business strategy or objectives. In addition, these changes have the potential to negatively impact our operations and relationships with employees and customers due to increased or unanticipated expenses, operational inefficiencies, uncertainty regarding changes in strategy, decreased employee morale and productivity and increased turnover.

The inability to attract and retain a new Chief Executive Officer, Chief Financial Officer and other members of the executive management team for the new Outdoor Products company could adversely affect our ability to operate following the Planned Separation. If we are unable to attract and retain qualified candidates to become the permanent Chief Financial Officer and permanent Chief Executive Officer in a timely manner, our financial performance and ability to meet operational goals and strategic plans may be adversely impacted. The interim nature of our current Chief Financial Officer and Chief Executive Officer may also distract our employees and management team and lead to attrition of qualified employees, increasing our hiring and retention risks.

Catastrophic events may disrupt our business.

A disruption or failure of our systems or operations in the event of a major earthquake, weather event, public health crisis (such as the global COVID-19 pandemic or another pandemic, epidemic or infectious disease outbreak), cyber-attack, terrorist attack, explosion or other catastrophic event could cause delays in producing or procuring products, completing sales, providing services or performing other mission-critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could harm our ability to conduct normal business operations and our results of operations.

In addition, damage or disruption to our manufacturing and distribution capabilities or those of our suppliers, because of a major earthquake, weather event, public health crisis, cyber-attack, terrorist attack, fire or explosion or other catastrophic event could impair our ability, or the ability of our suppliers to manufacture or sell our products. If we do not take steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, such events could have a material adverse effect on our business, financial condition or results of operations, as well as require additional resources to restore our supply chain.

Some of our products involve the manufacture or handling of a variety of explosive and flammable materials. From time to time, these activities have resulted in incidents that have temporarily shut down or otherwise disrupted some manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. We have safety and loss prevention programs that require detailed pre-construction reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. We cannot assure you, however, that we will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Markets for Our Products

Our sales are highly dependent on purchases by several large customers, and we may be adversely affected by the loss of, or any significant decline in sales to, one or more of these customers.

The U.S. retail and distribution industry serving the outdoor sporting and recreation market has become relatively concentrated. Sales to our top ten customers accounted for approximately 33% of our consolidated net sales in fiscal year 2023. Further consolidation in the U.S. retail and distribution industry could increase the concentration of our customer base in the future.

Although we have long-established relationships with many of our customers, as is typical in the markets in which we compete, we generally do not have long-term sales agreements with our customers. As such, we are dependent on individual purchase orders. As a result, prior to acceptance these retail customers are able to cancel their orders, change purchase quantities from forecast volumes, delay purchases, change other terms of our business relationship or cease to purchase our products entirely. In addition, we sell products to our customers on credit, which can expose us to financial risk in the event customers encounter insolvency, credit problems or other financial difficulties. Our customers' purchasing activity may also be impacted by general economic conditions as well as natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak.

The loss of any one or more of our large customers or significant or numerous cancellations, reductions, delays in purchases or payments, or changes in business practices by our retail customers could have an adverse effect on our business, financial condition or results of operations including but not limited to reductions in sales volumes and profits, inability to collect receivables, and increases in inventory levels.

Competition in our industry may hinder our ability to execute our business strategy, maintain profitability or maintain relationships with existing customers.

We operate in a highly competitive industry and we compete against other manufacturers that have well-established brand names and strong market positions. Given the diversity of our product portfolio, we have various significant competitors in each of our markets, including: Winchester Ammunition of Olin Corporation, Clarus, CBC Group, Fiocchi Ammunition, Hornady, PMC, and Rio Ammunition in our Sporting Products categories; Hydro Flask, Contigo, Yeti, Helen of Troy and Nalgene in our Hydration categories; Callaway, Garmin, Nikon, SkyTrak and Trackman in our Golf categories; Schwinn, Bontrager, Smith, Specialized, Canyon, Shoei and Alpine Stars in our Action Sports categories; Traeger, Weber, Pit Boss, Blackstone, Solo Stove and Lodge in our Outdoor Cooking categories; Nikon, Vortex, Leupold, Feradyne, American Outdoor Brands and Good Sportsman Marketing in our Outdoor Accessories categories; and Columbia, Huk, Patagonia, Orvis and American Fishing Tackle Company in our Fishing categories.

Competition in the markets in which we operate is based on a number of factors, including price, quality, product innovation, performance, reliability, styling, product features and warranties, as well as sales and marketing programs. Competition could result in price reductions, reduced profits, extensions of credit, or losses or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations. Certain of our competitors may be more diversified than us or may have financial and marketing resources that are substantially greater than ours, which may allow them to invest more heavily in intellectual property, product development and advertising. Since many of our competitors also source their products from third-parties, our ability to obtain a cost advantage through sourcing is reduced.

Certain of our competitors may be willing to reduce prices and accept lower profit margins or extend more credit to compete with us. Further, retailers often demand that suppliers reduce their prices on mature products, which could lead to lower margins.

Our products typically face more competition internationally where foreign competitors manufacture and market products in their respective countries, which allows those competitors to sell products at lower prices, and could adversely affect our competitiveness.

In addition, our products compete with many other sporting and recreational products for the discretionary spending of consumers. Failure to effectively compete with these competitors or alternative products could have a material adverse effect on our performance.

Our success depends upon our ability to introduce new compelling products into the marketplace and respond to customer preferences.

Our efforts to introduce new products into the marketplace may not be successful, and any new products that we introduce may not result in customer or market acceptance. We both develop and source new products and components that we believe will match customer preferences. The development of new products is a lengthy and costly process and may not result in the development of a successful product. In addition, the sourcing of our products and components is dependent, in part, on our relationships with our third-party suppliers, some of whom are also our competitors. If we are unable to maintain these relationships, we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers. Failure to develop or source and introduce new products that consumers want to buy could decrease our sales, operating margins and market share and could adversely affect our business, financial condition or results of operations.

Even if we are able to develop or source new products, our efforts to introduce new products may be costly and ineffective. When introducing a new product, we incur expenses and expend resources to market, promote and sell the new product. New products that we introduce into the marketplace may be unsuccessful or may achieve success that does not meet our expectations for a variety of reasons, including failure to predict market demand, delays in introduction, unfavorable cost comparisons with alternative products and unfavorable performance. Significant expenses related to new products that prove to be unsuccessful for any reason will adversely affect our results of operations.

Customer preferences include the choice of sales channels. We may not be able to successfully respond to shifting preferences of the end consumer from brick and mortar retail to online retail. Our efforts to introduce new sales channels to respond to such a shift may be costly and ineffective.

Risks Related to Our Brands and Reputation

Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation would likely have an adverse effect on our business.

Our brand recognition and reputation are critical aspects of our business. We believe that maintaining and enhancing our brands as well as our reputation are critical to retaining existing customers and attracting new customers. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in the markets in which we compete continues to develop.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations and marketing programs. These brand promotion activities may not yield increased revenue and the effectiveness of these activities will depend on a number of factors, including our ability to:

- determine the appropriate creative message, media mix and markets for advertising, marketing and promotional initiatives and expenditures;
- identify the most effective and efficient level of spending in each market, medium and specific media vehicle; and

- effectively manage marketing costs, including creative and media expenses, in order to maintain acceptable customer acquisition costs.

We may implement new marketing and advertising strategies with significantly higher costs than our current channels, which could adversely affect our results of operations. Implementing new marketing and advertising strategies could also increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased revenue, the increase in revenue might not offset our related marketing and advertising expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more cost-effective channels, our marketing and advertising expenses could increase substantially, our customer base could be adversely affected and our business, financial condition or results of operations could be adversely impacted.

Competitors have imitated and attempted to imitate, and will likely continue to imitate or attempt to imitate, our products and technology, particularly in countries overseas where counterfeiting is more prevalent. If we are unable to protect or preserve our brand image and proprietary rights, our business may be harmed. As we increase our sales overseas, we may experience increased counterfeiting of our products.

In addition, certain of our products and brands benefit from endorsements and support from particular sporting enthusiasts, athletes or other celebrities, and those products and brands may become personally associated with those individuals. As a result, our brands or sales of the endorsed products could be materially and adversely affected if any of those individuals' images, reputations or popularity were to be negatively impacted.

Our association with the firearms industry may affect our relationships with certain third parties that are critical to our success.

We utilize the services of numerous financial institutions, resellers, credit card issuers, insurance carriers, suppliers, transportation providers and other service providers. Some third parties, as well as some customers and investors, have decided or may in the future decide to cease doing or limit their business with companies associated with the firearms industry or impose unacceptable or costly restrictions on our business due to reputational concerns, pressure from politicians or activists, or high-profile media coverage of events. These decisions could have a material adverse impact on our business, operating results and financial condition.

Use of social media to disseminate negative commentary and boycotts may adversely impact our business.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites, and other forms of internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary regarding us or our brands may be posted on social media platforms at any time and may have an adverse impact on our reputation, business, or relationships with third-parties, including suppliers, customers, investors, and lenders. Consumers value readily available information and often act on such information without further investigation and without regard to its accuracy or context. The harm may be immediate without affording us an opportunity for redress or correction.

Social media platforms also provide users with access to such a broad audience that collective action, such as boycotts, can be more easily organized. Such actions could have an adverse effect on our business, financial condition, results of operations and or cash flows.

Further, we serve the outdoor sports and recreation markets through a diverse portfolio of 41 brands that appeal to a broad range of end consumers. The perspectives of the broad range of consumers we serve are varied and can cause conflicting views across brands.

Legal and Regulatory Risks

We manufacture and sell products that create exposure to potential product liability, warranty liability or personal injury claims and litigation.

Some of our products are used in applications and situations that involve risk of personal injury and death. Our products expose us to potential product liability, warranty liability, and personal injury claims and litigation relating to the use or misuse of our products including allegations of defects in manufacturing, defects in design, deceptive advertising, a failure to warn of dangers inherent in the product or activities associated with the product, negligence and strict liability. If successful, such claims could have a material adverse effect on our business.

Defects in our products could reduce demand for our products and result in a decrease in sales and market acceptance and damage to our reputation.

Complex components and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. In addition, we obtain many of our products and component parts from third-party suppliers and may not be able to detect defects in such products or component parts until after they are sold. Defects in our products may result in a loss of sales, recall expenses, delay in market acceptance and damage to our reputation and increased warranty costs, which could have a material adverse effect on our business, financial condition or results of operations.

Although we maintain product liability insurance in amounts that we believe are reasonable, we may not be able to maintain such insurance on acceptable terms, if at all, in the future and product liability claims may exceed the amount of our insurance coverage. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

We may incur substantial litigation costs to protect our intellectual property, and if we are unable to protect our intellectual property, we may lose our competitive advantage. We may be subject to intellectual property infringement claims, which could cause us to incur litigation costs and divert management attention from our business.

Our future success depends in part upon our ability to protect our intellectual property. Our protective measures, including patents, trademarks, copyrights, trade secret protection and internet identity registrations, may prove inadequate to protect our proprietary rights and market advantage. The right to stop others from misusing our trademarks and service marks in commerce depends, to some extent, on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our failure to stop the misuse by others of our trademarks and service marks may lead to our loss of trademark and service mark rights, brand loyalty and notoriety among our customers and prospective customers. The scope of any patent to which we have or may obtain rights may not prevent others from developing and selling competing products. In addition, our patents may be held invalid upon challenge, or others may claim rights in, or ownership of, our patents. Moreover, we may become subject to litigation with parties that claim, among other matters, that we infringed their patents or other intellectual property rights. The defense and prosecution of patent and other intellectual property claims are both costly and time-consuming and could result in a material adverse effect on our business and financial position.

Also, any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend and divert our management's attention from our business. If our products were found to infringe a third-party's proprietary rights, we could be forced to enter into costly royalty or licensing agreements in order to be able to continue to sell our products or discontinue use of the protected technology. Such royalty and licensing agreements may not be available on terms acceptable to us or at all. Rights holders may demand payment for past infringements or force us to accept costly license terms or discontinue use of protected technology or works of authorship.

We may become involved in litigation regarding patents and other intellectual property rights. Other companies, including our competitors, may develop intellectual property that is similar or superior to our intellectual property, duplicate our intellectual property or design around our patents, and may have or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we sell products or from which competing products may be sold.

Unauthorized parties may attempt to copy or otherwise use aspects of our intellectual property and products that we regard as proprietary. Our means of protecting our proprietary rights in the U.S. or abroad may prove to be inadequate, and competitors may be able to develop similar intellectual property independently. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our products.

Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because our business could be harmed if we fail to enforce and protect our intellectual property rights. Even if the outcome is favorable, an interference proceeding could result in substantial costs to us and disrupt our business.

In the future, we also may need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to extensive regulation and could incur fines, penalties, business disruption and other costs and liabilities under such requirements.

Like other global manufacturers and distributors of consumer products, we are required to comply with a wide variety of federal, state and international laws, rules and regulations, including those related to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, workplace safety, the environment, the import and export of products, and tax. See Item 1 "Business-Regulatory Matters" of this Annual Report for a description of the various laws and regulations to which our business is subject. Our failure to comply with applicable federal, state and local laws and regulations may result in our being subject to claims, lawsuits, fines, business disruption, and adverse publicity that could have a material adverse effect on our business, results of operations and financial condition. For example, the Minnesota Department of Health has alleged one of our factories was in violation of the Minnesota Lead Poisoning Act for take-home lead on employees, and ordered us to conduct certain testing. In the event we are unable to adequately prove the lack of, or mitigate, lead migration from our factory, we could be subject to fines, corrective actions requests and business interruption. These laws, rules and regulations currently impose significant compliance requirements on our business, and more restrictive laws, rules and regulations may be adopted in the future.

Changes in government policies and firearms and ammunition legislation could adversely affect our financial results.

The sale, purchase, ownership and use of firearms and ammunition are subject to numerous and varied federal, state and local governmental regulations. Sales of our ammunition products can be correlated with sales of firearms, and legislation restricting the sale or use of firearms could negatively affect sales of our ammunition products. Federal laws governing firearms and ammunition include the National Firearms Act, the Federal Firearms Act, the Arms Export Control Act and the Gun Control Act of 1968. These laws generally govern the manufacture, import, export, sale and possession of firearms and ammunition. We hold all necessary licenses to legally sell ammunition in the U.S.

In recent years, federal and state courts and legislatures have increased their attention on the regulation of firearms and ammunition. The laws passed and bills proposed to date are extremely varied and include, without limitation, laws and court decisions increasing the age of ownership, imposing additional licensing or registration requirements for the purchase or ownership of firearms or ammunition, curtailing or creating liability for certain types of advertising, and allowing civil causes of action against marketers and sellers of firearms and ammunition arising out of the criminal misuse of their products. These laws and decisions could impose liability on manufacturers of firearms or ammunition or effectively ban or severely limit the sale of certain categories of firearms, which would negatively impact sales of our related ammunition products. We cannot be assured that the regulation of our business activities will not become more restrictive in the future and that any such restrictions will not have a material adverse effect on our business.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation, as well as export controls and trade sanctions, could result in fines or criminal penalties.

The international nature of our business exposes us to trade sanctions and other restrictions imposed by the U.S. and other governments. The U.S. Departments of Justice, Commerce, Treasury and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of the Foreign Corrupt Practices Act ("FCPA"), export controls, anti-boycott provisions and other federal statutes, sanctions, and regulations and, increasingly, similar or more restrictive foreign laws, rules and regulations, which may also apply to us. In recent years, U.S. and foreign governments have increased their oversight and enforcement activities with respect to these laws and we expect the relevant agencies to continue to increase their enforcement efforts.

In foreign countries in which we have operations, a risk exists that our associates, contractors or agents could, in contravention of our policies, engage in business practices prohibited by U.S. laws and regulations applicable to us, such as the FCPA, or the laws and regulations of other countries, such as the UK Bribery Act. We maintain a policy, Code of Business Ethics, prohibiting such business practices. Nevertheless, we remain subject to the risk that one or more of our associates, contractors or agents, including those based in or from countries where practices that violate such U.S. laws and regulations or the laws and regulations of other countries may be customary, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate such laws and regulations. Any such violations, even if prohibited by our internal policies, could adversely affect our business or financial performance and our reputation.

By virtue of these laws and regulations we may be obliged to limit our business activities, we may incur costs for compliance programs and we may be subject to enforcement actions or penalties for noncompliance. A violation of these laws, sanctions or regulations could result in restrictions on our exports, civil and criminal fines or penalties and could adversely impact our business, financial condition or results of operations.

If our efforts to protect the security of personal information about our customers and consumers are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cybersecurity breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation and our reputation could suffer.

Our operations, especially our retail operations, involve the storage and transmission of our customers' and consumers' proprietary information, such as credit card and bank account numbers, and security breaches could expose us to a risk of loss of this information, government enforcement action and litigation and possible liability. Our payment services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards or bank account information, identity theft or merchant fraud.

If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and as a result, someone obtains unauthorized access to our customers' and consumers' data, our reputation may be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed and we could lose customers and consumers, which could adversely affect our business.

We also rely extensively on our computer systems to manage our ordering, pricing, inventory replenishment and other processes. Our systems could be subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events and human error, and our disaster recovery planning cannot account for all eventualities. If our systems are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, financial condition or results of operations.

Risks Related to Macro-Economic Conditions

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

A portion of our indebtedness consists of term loans and revolver borrowings with variable rates of interest that expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income (loss) and cash flows will correspondingly decrease. Assuming $485 million of variable-rate indebtedness (which was the amount of our indebtedness outstanding as of March 31, 2023, considering our interest rate swaps), a change of 1/4 of one percent in interest rates would result in a $1.2 million change in annual estimated interest expense. Even if we enter into additional interest rate swaps in the future in order to reduce future interest rate volatility, we may not fully mitigate our future interest rate risk.

Changes in U.S. and global trade policies, including new and potential tariffs on goods we import or on products we export to other countries, could increase our cost of goods or limit our access to export markets.

In recent years, protectionist trade policies have been increasing around the world, including in the U.S. It is unclear what additional tariffs, duties, border taxes or other similar assessments on imports might be implemented in the future and what effects these changes may have on retail markets or our operating performance. Additional protectionist trade legislation in either the U.S. or foreign countries, including changes in the current tariff structures, export or import compliance laws, or other trade policies, could reduce our ability to sell our products in foreign markets, the ability of foreign customers to purchase our products, and our ability to import components, parts, and products from foreign suppliers. In particular, increases in tariffs on goods imported into the U.S. could increase the cost to us of such merchandise (whether imported directly or indirectly) and cause increases in the prices at which we sell such merchandise to our customers, which could materially adversely affect the financial performance of our business.

The global economy has been negatively impacted by the war in Ukraine. Furthermore, governments in the U.S., United Kingdom, and European Union have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. Although we have no operations in Russia or Ukraine, we may experience shortages in materials and increased costs for transportation, energy, and raw material due in part to the negative impact of the war in Ukraine on the global economy. Further escalation of geopolitical tensions related to the war, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain. In addition, the effects of the ongoing conflict could heighten many of our known risks described in this Annual Report.

Our results of operations could be impacted by unanticipated changes in tax provisions or exposure to additional income tax liabilities.

Our business operates in many locations under government jurisdictions that impose income taxes. Changes in domestic or foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain revenues or the allowance of deduction of certain expenses, thereby affecting our income tax expense and profitability. In addition, audits by income tax authorities could result in unanticipated increases in our income tax expense.

In particular, we are affected by the impact of changes to tax laws or related authoritative interpretations. A change in authority interpretation to the U.S. tax code, related tax accounting guidance, and regulatory guidance as well as state tax implications or other legislation changes may cause variability in our future tax rate.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

We will need to fund our ongoing working capital, capital expenditures and financing requirements through cash flows from operations and new sources of financing. Our ability to obtain future financing will depend on, among other things, our financial condition and results of operations as well as on the condition of the capital markets or other credit markets at the time we seek financing. Increased volatility and disruptions in the financial markets, including as a result of natural disasters and public health crises or other significant catastrophic events, such as the global COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak, or geopolitical events, such as the war in Ukraine, could make it more difficult and more expensive for us to obtain financing. In addition, the pendency of the Planned Separation may adversely affect our ability to obtain financing. We cannot assure you that we will have access to the capital markets or other credit markets on terms we find acceptable or at all.

The terms of the agreements governing our debt restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

Fluctuations in foreign currency exchange rates may adversely affect our financial results.

During the fiscal year ended March 31, 2023, approximately 17% of our revenue was generated from sales outside the U.S. Revenues from foreign operations (and the related expense) are often transacted in foreign currencies or valued based on a currency other than U.S. dollars. For the purposes of financial reporting, this revenue is translated into U.S. dollars. Resulting gains and losses from foreign currency fluctuations are therefore included in our consolidated financial statements. As a result, when the U.S. dollar strengthens against certain foreign currencies, including the Euro, British pound sterling, Canadian dollar, and other major currencies, our reportable revenue in U.S. dollars generated from sales made in foreign currencies may decrease substantially. As a result, we are exposed to foreign currency exchange rate fluctuations, which could have an adverse effect on our financial condition, results of operations and cash flows.

General economic conditions affect our results of operations.

Our revenues are affected by economic conditions and consumer confidence worldwide, but especially in the U.S. In times of economic uncertainty or high inflation, consumers tend to defer expenditures for discretionary items, which affects demand for our products. Moreover, our businesses are cyclical in nature, and their success is impacted by general economic conditions and specific economic conditions affecting the regions and markets we serve, the overall level of consumer confidence in the economy and discretionary income levels. Any substantial deterioration in general economic conditions, including as a result of the COVID-19 pandemic or another pandemic, epidemic, or infectious disease outbreak, high inflation, or the war in Ukraine, that diminishes consumer confidence or discretionary income could reduce our sales and adversely affect our financial results. Moreover, declining economic conditions create the potential for future impairments of goodwill and other intangible and long-lived assets that may negatively impact our financial condition or results of operations, such as the impairment charges we recorded in our fiscal year 2023 to the goodwill and indefinite-lived intangible assets associated with our Outdoor Products reporting segment. The impact of weak consumer credit markets, corporate restructurings, layoffs, high unemployment rates, declines in the value of investments and residential real estate, higher fuel prices and increases in federal and state taxation can also negatively affect our results of operations.

In addition, in recent periods sluggish economies and consumer uncertainty regarding future economic prospects in our key markets have had an adverse effect on the financial health of certain of our customers, which may in turn have a material adverse effect on our results of operations and financial condition. We extend credit to our customers for periods of varying duration based on an assessment of the customer's financial condition, generally without requiring collateral, which increases our exposure to the risk of uncollectible receivables. In addition, we face increased risk of order reduction or cancellation when dealing with financially ailing customers or customers struggling with economic uncertainty. Our risk of uncollectible receivables and order cancellations has been elevated due to retail store closures in many locations that occurred during the height of the COVID-19 pandemic, which has adversely affected many of our customers, and may be further elevated in the event of bank failures or credit tightening conditions affecting our customers. We may reduce our level of business with customers and distributors experiencing financial difficulties and may not be able to replace that business with other customers, which could have a material adverse effect on our financial condition, results of operations or cash flows. In times of uncertain economic conditions there is also increased risk that inventories may not be liquidated in an efficient manner and may result in us having excess levels of inventory.

Risks Related to Our Common Stock and Indebtedness

Our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions.

Our 2022 ABL Revolving Credit Facility and 2022 Term Loan contain a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limits our ability to engage in actions that may be in our long-term best interests, including restrictions on our, and our subsidiaries', ability to:

- incur or guarantee additional indebtedness or sell disqualified or preferred stock;
- pay dividends on, make distributions in respect of, repurchase or redeem, capital stock;
- make investments or acquisitions;
- sell, transfer or otherwise dispose of certain assets;
- create liens;
- enter into sale/leaseback transactions;
- enter into agreements restricting the ability to pay dividends or make other intercompany transfers;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries' assets;
- enter into transactions with affiliates;
- prepay, repurchase or redeem certain kinds of indebtedness;
- issue or sell stock of our subsidiaries; and
- significantly change the nature of our business.

The indenture governing our 4.5% Notes also contains many of these same restrictions. As a result of all of these restrictions, we may be:

- limited in how we conduct our business and pursue our strategy;
- unable to raise additional debt financing that we may require to operate during general economic or business downturns; or
- unable to compete effectively or to take advantage of new business opportunities.

A failure to comply with the covenants in the 2022 ABL Revolving Credit Facility and 2022 Term Loan could result in an event of default under the 2022 ABL Revolving Credit Facility and 2022 Term Loan, which could allow our creditors to accelerate the related indebtedness and proceed against the collateral that secures such indebtedness. Similarly, a failure to comply with the covenants in the indenture governing our 4.5% Notes could result in an event of default thereunder, which could allow the holders of the 4.5% Notes to accelerate such notes. The 2022 ABL Revolving Credit Facility and 2022 Term Loan and the indenture governing the 4.5% Notes contain cross-default provisions so that noncompliance with the covenants of any of our other debt agreements could cause a default under these debt agreements as well. In the event our creditors accelerate the repayment of our borrowings, we may not have sufficient liquidity to repay our indebtedness.

In the event that we incur additional indebtedness in connection with the Planned Separation, we expect that such indebtedness will also include restrictive covenants similar to those described above. See *"Risks Related to our Planned Separation—We may incur additional indebtedness in connection with the Planned Separation, and such additional indebtedness could adversely impact our business, financial condition or results of operations."*

Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, and Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These include provisions that:

- allow our Board of Directors to authorize for issuance, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the Board of Directors and, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our Board of Directors does not approve;

- prohibit our stockholders from taking action by written consent and require that stockholder action must take place at a duly called annual or special meeting of our stockholders;

- establish how stockholders may present proposals or nominate directors for election at meetings of our stockholders;

- mandate that stockholders may only remove directors for cause;

- grant exclusive privilege (subject to certain limited exceptions) to our directors, and not our stockholders, to fill vacancies on our Board of Directors;

- provide that only our Board of Directors, Chairman of our Board of Directors, our Chief Executive Officer or the President (in the absence of the Chief Executive Officer) are entitled to call a special meeting of our stockholders; and

- limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of us, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

Risks Related to our Planned Separation

The Planned Separation of our Outdoor Products and Sporting Products segments into two independent, publicly-traded companies is subject to various risks, uncertainties and conditions and may not be completed in accordance with the expected plan or at all.

On May 5, 2022, we announced that our Board of Directors unanimously approved a plan to separate our Outdoor Products and Sporting Products segments into two independent, publicly-traded companies via a spin-off of our Outdoor Products segment. The Planned Separation is subject to final approval of the terms of the transaction by our Board of Directors and other customary conditions, including, among other things, the receipt of a tax opinion from tax advisors concerning the tax-free nature of the transaction for U.S. federal income tax purposes, the effectiveness of a Form 10 registration statement that Outdoor Products SpinCo will file with the SEC, approval of listing of the common stock of Outdoor Products SpinCo on the stock exchange chosen for the listing of such common stock and no other event or development existing or having occurred that our Board of Directors determines, in its sole and absolute discretion, makes it inadvisable to effect the Planned Separation or related transactions. The Planned Separation is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of our markets, approvals or consents that we may seek, the uncertainty of the financial markets, and challenges in executing the necessary transactions, could delay or prevent the completion of the Planned Separation, or cause the Planned Separation to occur on terms or conditions that are different or less favorable than desired or expected.

While we are pursuing the Planned Separation, and whether or not the transaction is completed, our ongoing businesses may be adversely affected, including as a result of one or more of the following:

- the diversion of our management's attention from operating and growing our business as a result of the significant amount of our management's time and effort required to execute the Planned Separation;

- foreseen and unforeseen costs and expenses that will be incurred in connection with the Planned Separation, including accounting, tax, legal and other professional services costs;

- challenges in separating our businesses, including separating the assets and liabilities, infrastructure and personnel of these businesses, potentially resulting in delays and additional costs in achieving the completion of the Planned Separation;

- disruptions to and potential adverse impacts on our relationships with our suppliers, customers and others with whom we do business;

- challenges in establishing the desired capital structure for the two businesses, including challenges accessing the financial markets;

- uncertainty among our key employees concerning their future with us or with Outdoor Products SpinCo, leading to potential distraction, as well as potential difficulty in attracting, retaining or motivating key employees during the pendency of the Planned Separation and following its planned completion;

- potential adverse impact on our credit ratings; and

- potential negative reactions from the financial markets if we fail to complete the Planned Separation as currently expected, within the anticipated time frame or at all.

In addition, on October 21, 2022, Sudhanshu Priyadarshi provided the Board with notice of his decision to resign from the position of Chief Financial Officer of the Company to pursue another opportunity. Mr. Priyadarshi continued with the Company through the release of the Company's financial results for the second quarter of fiscal year 2023 and departed in November 2022. Further, on February 2, 2023, the Board announced that Christopher T. Metz resigned, effective as of February 1, 2023, from his position as Chief Executive Officer at the request of the Board, based on the Board's loss of confidence in his leadership for reasons not involving financial reporting or internal controls. As a result of the departures of Mr. Priyadarshi and Mr. Metz, we have undertaken a search to identify and hire a permanent Chief Executive Officer and a permanent Chief Financial Officer for Outdoor Products SpinCo. If we are unable to attract and retain qualified candidates to become the permanent Chief Financial Officer and permanent Chief Executive Officer of Outdoor Products SpinCo in a timely manner, the Planned Separation could be delayed.

The completion of the Planned Separation may not achieve some or all of the intended benefits and may adversely affect our business.

Even if the Planned Separation is completed, we may not realize some or all of the intended benefits from the separation of our businesses, and the Planned Separation may adversely affect our business. A spin-off of our Outdoor Products segment will result in us being a smaller, less diversified company, making us more vulnerable to changing market and economic conditions. Our Sporting Products business will be more concentrated in ammunition products, and we will have greater exposure to legal, regulatory, political and other risks relating to the ammunition industry. In addition, as a smaller company, our ability to absorb costs may be negatively impacted, and we may be unable to obtain financing, insurance, goods or services at prices or on terms that are as favorable as those obtained by us prior to the Planned Separation. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, business prospects and the trading price of our common stock. We cannot assure you that the combined value of the common stock of the two publicly traded companies following the completion of the Planned Separation will be equal to or greater than what the value of our common stock would have been had the Planned Separation not occurred.

The Planned Separation may have an adverse effect on the price of our common stock.

The changes in our operational and financial profile resulting from the Planned Separation may not meet some or all of our stockholders' investment strategies, which could cause investors to sell their shares and otherwise decrease demand for shares of our common stock. Sales of our common stock could cause the market price of our common stock to decrease, and the market price of our common stock may be subject to greater volatility following the completion of the Planned Separation.

The Planned Separation and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The Planned Separation could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor could claim that we did not receive fair consideration or reasonably equivalent value in the Planned Separation, and that the Planned Separation left us insolvent or with unreasonably small capital or that we intended or believed we would incur debts beyond our ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the Planned Separation as a fraudulent transfer and could impose a number of different remedies, including returning the assets or the shares of Outdoor Products SpinCo common stock or providing us with a claim for money damages against Outdoor Products SpinCo in an amount equal to the difference between the consideration received by us and the fair market value of Outdoor Products SpinCo at the time of the Planned Separation.

The Planned Separation could result in significant tax liability to the Company and its stockholders, and tax rules could limit our ability to enter into certain transactions for a period of time following the Planned Separation.

The distribution of shares of Outdoor Products SpinCo to our stockholders in the Planned Separation is expected to qualify as tax-free under Section 355 of the U.S. Internal Revenue Code. We intend to obtain an opinion from our tax advisors as to the tax-free nature of the Planned Separation. This opinion will be based on, among other things, various factual assumptions and representations by us and Outdoor Products SpinCo regarding the past and future conduct of the companies' respective businesses and other matters. If any of these assumptions or representations are, or become, inaccurate or incomplete, reliance on the tax opinion may be jeopardized. The opinion will not be binding on the Internal Revenue Service (the "IRS"), and it is possible that the IRS will take a contrary position. If the IRS determined on audit that the distribution is taxable, both we and our stockholders could incur significant U.S. federal income tax liabilities.

In addition, following the Planned Separation, compliance with the requirements for a tax-free spin-off under Section 355 of the Internal Revenue Code may limit our ability to enter into certain transactions that would otherwise be advantageous to us. For example, transactions such as share repurchases, certain major asset dispositions, and business combination and other strategic transactions with other businesses involving the issuance or acquisition of our stock may in some cases cause the Planned Separation to become taxable if undertaken within a period of time following the completion of the Planned Separation. As a result, we may determine to limit or forgo entirely such transactions in order to maintain the tax-free status of the Planned Separation.

We may incur additional indebtedness in connection with the Planned Separation, which could adversely impact our liquidity and strategic flexibility.

In connection with the Planned Separation, we may incur additional indebtedness, which may include, among other things, borrowings under credit facilities or the issuance of debt securities in one or more public or private offerings. Our target capital structure for the Company, following the completion of the Planned Separation, includes a target leverage level of up to approximately 2.0 times EBITDA, although we cannot assure you that additional indebtedness will be available on terms we find acceptable or at all. Any such additional indebtedness would require a portion of our cash flow to be allocated to debt service payments instead of other business purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes. Furthermore, any such additional indebtedness could impose operating and financial restrictions on us that limit our growth and the implementation of our business strategy. See *"Risks related to our common stock and indebtedness—Our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions."*

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Facilities—As of March 31, 2023, we occupied manufacturing, assembly, warehouse, test, research, development, and office facilities. All our facilities are leased unless noted otherwise below.

As of March 31, 2023, our segments had significant operations at the following locations, which include office, manufacturing, and distribution facilities:

Sporting Products	*Lewiston, ID; *Anoka, MN; *Lonoke, AR; *Sweet Home, OR
Outdoor Products	Petaluma, CA; Scotts Valley, CA; Rantoul, IL; Hyde Park, UT; Overland Park, KS; Olathe, KS; Monticello, MS; Manhattan, MT; Lares, PR; *Oroville, CA; Bozeman, MT; Eagle, CO; San Diego, CA; Mountain View, AR; Seymour, MO; Stockton, CA; Irvine, CA; Barcelona, Spain
Corporate	Anoka, MN

* denotes owned properties

Our properties are well maintained and in good operating condition and are sufficient to meet our near-term operating requirements.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we are subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of our business. We do not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our operating results, financial condition, or cash flows.

Certain of our former subsidiaries have been identified as PRPs, along with other parties, in regulatory agency actions associated with hazardous waste sites.

As a PRP, we may be required to pay a share of the costs of the investigation and clean-up of these sites. While uncertainties exist with respect to the amounts and timing of our ultimate environmental liabilities, based on currently available information, we do not currently expect that these potential liabilities, individually or in the aggregate, will have a material adverse effect on our operating results, financial condition, or cash flows.

The description of certain of these environmental matters is contained in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* under the heading, *Contingencies,* and is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES (Amount in thousands except price per share)

Vista Outdoor's common stock is listed and traded on the New York Stock Exchange under the symbol "VSTO".

The number of holders of record of Vista Outdoor's common stock as of May 15, 2023 was 2,826.

Equity Compensation Plan Information

See Part III, Item 12 *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*, which is incorporated by reference herein for information regarding our equity compensation plans.

Recent Sales of Unregistered Securities

None

Issuer Repurchases of Equity Securities

On February 3, 2022, we announced that the Board of Directors authorized a two-year share repurchase program (the "2022 Share Repurchase Program") pursuant to which we may repurchase up to $200,000 of our common stock. The 2022 Share Repurchase Program expires on January 24, 2024. The shares can be purchased from in open market, block purchase, or negotiated transactions, subject to compliance with applicable laws and regulations. The repurchase authorization also allows us to make repurchases under Rule 10b5-1 of the Securities Exchange Act of 1934. The repurchase program does not require us to acquire a specific number of shares and it will remain in effect until completed or it expires. The repurchase program is currently well below the covenants in our 2022 ABL Revolving Credit Facility and 2022 Term Loan that limit our share repurchases.

The following table summarizes our share repurchases during the fourth quarter of fiscal year 2023:

Period	Total number of shares repurchased (1)	Average price paid per share (1)	Total number of shares repurchased as part of publicly announced plan or programs	Approximate number of shares that may yet be repurchased under the plan or programs (2)
December 26, 2022 - January 22, 2023	1	24.37	—	
January 23, 2023 - February 19, 2023	1	26.49	—	
February 20, 2023 - March 31, 2022	102	28.19	—	
Fiscal quarter ended March 31, 2023	104	28.14	—	6,743

(1) The total number of shares repurchased was 104 shares withheld to pay tax withholding obligations upon vesting of shares of restricted stock units, performance shares, or upon exercise of stock options, that were granted under our equity incentive plans. The repurchase of these awards are in order to satisfy the payroll tax withholding obligations are not considered as purchases of shares of common stock under any of publicly announced repurchase programs.

(2) There were no share repurchases during fiscal year 2023. As of March 31, 2023, the remaining amount to be repurchased was $186,105. The approximate number of shares that may yet be repurchased under the 2022 Share Repurchase program of 6,743 was calculated using the Vista Outdoor closing stock price of $27.71 per share on March 31, 2023.

Stockholder Return Performance Graph

The following graph compares, from March 31, 2018 through the March 31, 2023 fiscal year end, the cumulative total return for our common stock with the comparable cumulative total return of two indexes: the Standard & Poor's 500 Index ("S&P 500") and the Standard & Poor's 600 Smallcap Index ("S&P 600"). The S&P 500 tracks the aggregate price performance of equity securities of 500 large-cap companies that are actively traded in the U.S., and is considered to be a leading indicator of U.S. equity securities. The S&P 600 is a market value-weighted index that tracks the aggregate price performance of equity securities from a broad range of small-cap stocks traded in the U.S.

The graph assumes that on March 31, 2018, $100 was invested in our common stock (at the closing price on that trading day) and in each of the indexes. The comparison assumes that all dividends, if any, were reinvested.

Comparison of Total Return



	Vista Outdoor Inc.	S&P 500	S&P Small Cap 600

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report. This section and other sections of this Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Forward-Looking Statements" and Part I, Item 1A. "Risk Factors" included in this Annual Report.

(Dollar amounts in thousands unless otherwise indicated)

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We review our estimates on an ongoing basis to ensure the estimates appropriately reflect changes in our business and the most recent information available.

We believe the critical accounting policies discussed below affect our most significant estimates and judgments used in the preparation of our consolidated financial statements. For a complete discussion of all our significant accounting policies, see Note 1, *Significant Accounting Policies*, to the consolidated financial statements in Part II, Item 8 of this Annual Report.

Revenue Recognition

The total amount of revenue we recognize for the sale of our products reflects various sales adjustments for discounts, returns, refunds, allowances, rebates, and other customer incentives. These sales adjustments can vary based on market conditions, customer preferences, timing of customer payments, volume of products sold, and timing of new product launches. These adjustments require management to make reasonable estimates of the amount we expect to receive from the customer. We estimate sales adjustments by customer or by product category on the basis of our historical experience with similar contracts with customers, adjusted as necessary to reflect current facts and circumstances and our expectations for the future. Sales taxes, firearms and ammunition excise tax, and other similar taxes are excluded from revenue.

Allowance for Estimated Credit Losses

We maintain an allowance for credit losses related to accounts receivable for future expected credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate the allowance based upon historical bad debts, current customer receivable balances, age of customer receivable balances, and the customers' financial condition and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics. The allowance is adjusted as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions.

Inventories

Our inventories are valued at the lower of cost or net realizable value. We evaluate the quantities of inventory held against past and future demand and market conditions to determine excess or slow-moving inventory. For each product category, we estimate the market value of the inventory comprising that category based on current and projected selling prices. If the projected market value is less than cost, we provide an allowance to reflect the lower value of the inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold. The projected market value of the inventory may decrease due to consumer preferences, legislative changes, or loss of key contracts among other events.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record the entire resulting tax liability and when it is more likely than not of being sustained, we record our best estimate of the resulting tax liability. As per our policy, any applicable interest and penalties related to these positions are also recorded in the consolidated financial statements. To the extent our assessment of the tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of the change.

Deferred tax assets are assessed to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Significant estimates are required for this analysis. If we determine it is not more likely than not that all of the deferred tax assets will be realized, a valuation allowance will be recorded. Changes in the amounts of valuation allowance are recorded in the tax provision in the period when the change occurs.

Accounting for goodwill and indefinite-lived intangibles

We performed our annual testing of goodwill in accordance with our accounting policies described in Note 1, Significant Accounting Policies. The impairment assessment compares the fair value of each reporting unit to its carrying value. Impairment is measured as the amount by which the carrying value of a reporting unit exceeds its fair value.

To perform the annual quantitative goodwill impairment testing, we prepared valuations of our reporting units using both an income and market approach. The value estimated under the income approach, using a discounted cash flow model was weighted at 75%, and the estimated value derived from the guideline company market approach method was weighted at 25%. We developed the discounted cash flow analysis, using our assumptions about forecasted revenues and operating margins, capital expenditures, and changes in working capital are based on our plan, as reviewed by the Board of Directors, and assumed a terminal growth rate thereafter. The discounted cash flow analysis was derived from valuation techniques in which one or more significant inputs are not observable (Level 3 fair value measures). A separate discount rate was determined for each reporting unit and these cash flows were then discounted to determine the fair value of the reporting unit. The discount rate reflected a weighted-average cost of capital, which was calculated, in part based on observable market data. Some of this data (such as the risk free or treasury rate and the pretax cost of debt) were based on the market data at a point in time. Other data (such as the equity risk premium) were based upon market data over time for a peer group of companies. Also factoring into the discount rate was a market participant's perceived risk (such as the company specific risk premium) in the valuation implied by the sustained reduction in our stock price. There is inherent uncertainty associated with key assumptions used in our impairment testing.

Under the market approach, we applied the Guideline Public Company Method ("GPCM"). Selected peer sets are based on close competitors, publicly traded companies and reviews of analysts' reports, public filings, and industry research. This market approach method estimates the price reasonably expected to be realized from the sale of the reporting unit based on comparable companies. In order to assess the reasonableness of the calculated fair values of our reporting units, we also compared the sum of the reporting units' fair values to our market capitalization and calculate an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). We evaluated the control premium by comparing it to control premiums of recent comparable transactions. If the implied control premium was not reasonable in light of this assessment, we reevaluated our fair value estimates of the reporting units by adjusting the discount rates and other assumptions as necessary.

The decline in fair value of our reporting units was significantly impacted by a sudden decline in the demand of products related to certain of our recent acquisitions, which resulted in lower forecasted revenues, operating margins, and operating cash flows as compared to our valuation at acquisition date. Our estimates of the fair values of the reporting units were also influenced by higher discount rates in the income-based valuation approach as a result of increasing market to equity risk premiums, company specific risk premiums and higher treasury rates, since the acquisition dates. The weighted average cost of capital used in the goodwill impairment testing ranged between 10.5% and 17.0%, which was derived from the financial structures of comparable companies corresponding to the industry of each reporting unit.

As a result, we recognized impairment losses equal to the full carrying value of goodwill of $248,254, $68,353, and $12,349 allocated to the reporting units of Fox Racing, Simms Fishing, and QuietKat, respectively, and partial goodwill impairment charges of $3,799 related to our Stone Glacier reporting unit. We determined that the goodwill relating to our other reporting units was not impaired as the fair value exceeded the carrying value. In order to assess the reasonableness of the calculated fair values of our reporting units, we also compared the sum of the reporting units' fair values to our market capitalization and calculated an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). We evaluated the control premium by comparing it to control premiums of recent comparable transactions. If the implied control premium had not been reasonable in light of this assessment, we would reevaluate our fair value estimates of the reporting units by adjusting the discount rates and other assumptions as necessary.

Our Ammunition, Golf , Stone Glacier and Outdoor Cooking reporting units comprise our remaining goodwill at March 31, 2023. As of the fiscal year 2023 annual testing measurement date, the fair value of our Stone Glacier and Outdoor Cooking reporting units was less than 10% higher than their carrying value. For those two reporting units, if we assumed a one percent increase in discount rate, we would have recorded additional goodwill impairment of approximately $11,000. If the reporting units do not perform to expected levels or there are adverse changes in certain macroeconomic factors, the related goodwill may be at risk for impairment in the future. We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill. We continue to monitor the evolving macroeconomic landscape. Rising interest and income tax rates could impact the weighted average cost of capital used in our estimates of fair value for our reporting units. Additionally, high inflation may continue to adversely affect the demand and profitability of our reporting unit products.

Before completing our goodwill impairment test, we first tested our indefinite-lived intangible assets. We performed a step zero analysis on nine of our indefinite-lived tradenames. We performed a step one analysis on our remaining indefinite-lived tradenames, which resulted in impairment losses of $21,200 and $20,400, related to the Fox Racing and Simms Fishing indefinite-lived tradename assets, respectively. We determined the fair value of the indefinite-lived tradenames related to our Bell and Giro tradenames was greater or equal to the carrying value, and no impairment was recorded. The carrying value of the indefinite lived intangible assets related to Fox Racing and Simms Fishing after the impairment was $85,000 and $30,000, respectively at March 31, 2023. We determined the fair value of our Fox Racing, Simms Fishing, Bell Cycling, and Giro indefinite-lived tradenames using royalty rates of 3.0%, 3.0%, 1.5%, and 1.5% respectively.

We estimate fair value to assess the recoverability of our goodwill and indefinite lived intangible assets using a discounted cash flow model. Our assumptions used to develop the discounted cash flow analysis require us to make significant estimates regarding forecasted revenues and operating margins, projected capital expenditures, changes in working capital, and appropriate discount rates. The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials and other factors that are beyond our control. If the current economic conditions were to deteriorate, or if we were to lose significant business, causing a reduction in estimated discounted cash flows, it is possible that the estimated fair value of certain reporting units or indefinite lived intangible assets could fall below their carrying value resulting in the necessity to conduct additional impairment tests in future periods. We continually monitor the reporting units and indefinite lived intangible assets for impairment indicators.

Business Combinations

We allocate the purchase price, including contingent consideration, of our acquisitions to the assets and liabilities acquired, including identifiable intangible assets, based on their fair values at the date of acquisition. The fair values are primarily based on third-party valuations using our management assumptions that require significant judgments and estimates. The purchase price allocated to intangibles is based on unobservable factors, including but not limited to, projected revenues, expenses, customer attrition rates, royalty rates, and weighted average cost of capital, among others. The weighted average cost of capital uses a market participant's cost of equity and after-tax cost of debt and reflects the risks inherent in the cash flows. The unobservable factors we use are based upon assumptions believed to be reasonable, but are also uncertain and unpredictable, as a result these estimates, and assumptions may require adjustment in the future if actual results differ from our estimates.

Contingent Consideration

Our approach to valuing the initial contingent consideration associated with the purchase price uses unobservable factors such as projected revenues and expenses over the term of the contingent earn-out period, discounted for the period over which the contingent consideration is measured, and volatility rates. Based upon these assumptions, the initial contingent consideration is then valued using a Monte Carlo simulation analysis in a risk-neutral framework. As of March 31, 2023, the contingent consideration liability consists of the estimated amounts due for earn-out payments from fiscal year 2024 through 2026. On a recurring basis, we adjust the contingent consideration liability to fair value based on the estimated probability of achieving the earn out targets and changes in any of the other Level 3 inputs above. To the extent our estimates change in the future regarding the likelihood of achieving these targets, we may need to record material adjustments to our contingent consideration liabilities.

See Note 1, *Significant Accounting Policies,* to the consolidated financial statements in Part II, Item 8 of this Annual Report, for discussion of new accounting pronouncements.

Executive Summary

Financial Highlights and Notable Events of fiscal year 2023

- Net sales increased $35,186 or 1.2%, over the prior fiscal year.

  - Sporting Products net sales increased $20,041, or 1.2%.

  - Outdoor Products net sales increased $15,145, or 1.2%.

- Net cash provided by operating activities increased $167,874 from the prior fiscal year to $486,185.

- Operating income (loss) decreased $538,367 to $107,855 or (83.3)% from the prior fiscal year.

- Impairment expense on our Goodwill and indefinite-lived Tradenames of $374,355 was recorded in our fourth fiscal quarter.

- We acquired Fox Racing and Simms Fishing during the second fiscal quarter of 2023. See Note 7, Acquisitions and Divestitures, of the consolidated financial statements in Part II, Item 8 of this Annual Report, for a discussion of our acquisitions during fiscal year 2023.

- On August 5, 2022, we entered into a new ABL Term Loan Facility (the "2022 ABL Revolving Credit Facility"), which replaced the 2021 ABL Revolving Credit Facility. The 2022 ABL Revolving Credit Facility is comprised of a $600,000 Revolving Credit Facility and an asset-backed Term Loan of $350,000 ("2022 Term Loan").

Outlook

Sporting Products Industry

Sales of hunting and shooting-sports related products, including ammunition, are heavily influenced by hunting and recreational shooting participation rates, personal safety, and the political environment. The Sporting Products segment continues to benefit from positive participation trends, and the markets have remained strong. Our multi-brand strategy is a tremendous strength in this market. In fiscal year 2024, we expect a normalized purchasing cycle based on stable market pricing and demand. We believe we have a competitive advantage as a house of brands ammunition company and are well positioned to take market share and expand into new markets.

Outdoor Recreation Industry

We believe that long-term outdoor participation trends combined with a larger base of participants supports our expectation of long-term demand for the innovative outdoor recreation-related products produced by our Outdoor Products brands. We believe that the current demand for brands in our Outdoor Products segment is being temporarily impacted by higher inflation causing lower consumer spending and higher input costs, along with increased inventory levels at retailers and distributors causing increased promotional activity. We expect to see a return to organic growth for this segment in the back half of fiscal year 2024 once point of sale and sell-in become more closely aligned. Our Outdoor Products brands hold a strong competitive position in the marketplace, and we intend to further differentiate our brands through focused research and development, omni-channel strategies and marketing investments including traditional and digital mediums. Following significant investments in our brands' e-commerce capabilities, both directly and through our E-Commerce Center of Excellence, we believe our brands are well-positioned to benefit from the ongoing shift in consumer shopping behavior to utilize online channels.

Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. The following information should be read in conjunction with our consolidated financial statements included in this Annual Report.

Fiscal Year 2023 Compared to Fiscal Year 2022

Our net sales, gross profit, gross profit as a percentage of net sales (gross profit margin), operating income, operating income as a percentage of net sales (operating income margin), interest expense, and tax provision by reporting segment and by corporate and other (where applicable) are presented below:

Net Sales:	Years ended March 31,		Change	
	2023	2022	Dollars	Percent
Sporting Products	$ 1,757,932	$ 1,737,891	$ 20,041	1.2 %
Outdoor Products	1,321,875	1,306,730	15,145	1.2 %
Total	$ 3,079,807	$ 3,044,621	$ 35,186	1.2 %

Sporting Products—The increase in net sales was driven by improved pricing in all categories and higher volume in primer and rimfire, partially offset by termination of the Lake City contract at the beginning of the third fiscal quarter and volume declines in pistol.

Outdoor Products—The increase in net sales was driven by acquired businesses. Net sales of our organic business decreased primarily due to reduced purchasing across nearly all channels, partially offset by pricing, and increased direct to consumer sales.

Gross Profit:		Years ended March 31,				Change			
		2023		2022		Dollars		Percent	
Sporting Products	$	653,516	$	712,160	$	(58,644)		(8.2)%	
Outdoor Products		386,914		399,447		(12,533)		(3.1)%	
Corporate and other		(9,533)		(2,375)		(7,158)		(301.4)%	
Total	$	1,030,897	$	1,109,232	$	(78,335)		(7.1)%	
Gross profit margin		33.5%		36.4%					

Sporting Products—The decrease in gross profit was caused by increased commodity and freight costs and lower volume. The decrease was partially offset by improved pricing. Gross profit margin was 37.2% compared to 41.0% in the prior year.

Outdoor Products—The decrease in gross profit was caused by organic business volume declines and increased product and freight costs. These declines were partially offset by volume from acquired businesses and improved pricing. Gross profit margin was 29.3% compared to 30.6% in the prior year.

Corporate and Other—Expenses included in gross profit were related to inventory step-up expense from acquisitions in fiscal year 2023 and 2022.

Operating income (loss):		Years ended March 31,				Change			
		2023		2022		Dollars		Percent	
Sporting Products	$	552,232	$	600,415	$	(48,183)		(8.0)%	
Outdoor Products		62,423		164,494		(102,071)		(62.1)%	
Corporate and other		(506,800)		(118,687)		(388,113)		(327.0)%	
Total	$	107,855	$	646,222	$	(538,367)		(83.3)%	
Operating income margin		3.5%		21.2%					

Sporting Products—The decrease in operating income was primarily caused by the decrease in gross profit, partially offset by decreased incentive compensation and marketing costs. Operating income margin was 31.4% compared to 34.5% in the prior year.

Outdoor Products—The decrease in operating income was primarily caused by decreased gross profit in the organic businesses, as well as increased selling, general and administrative costs related to the acquired businesses, partially offset by decreases in incentive compensation, and operating income from acquired businesses. Operating income margin was 4.7% compared to 12.6% in the prior year.

Corporate and Other—The decrease in operating income was primarily caused by goodwill and tradename impairments, increased planned separation costs, reorganization costs, inventory step-up expense, transaction costs, and transition costs. The decline was partially offset by a decrease in the fair value of the contingent consideration liabilities and lower incentive compensation expense.

Other income, net		Years ended March 31,				Change			
		2023		2022		Dollars		Percent	
Other income, net	$	2,124	$	—	$	2,124		— %	
Total	$	2,124	$	—	$	2,124		— %	

The increase in other income, net was caused by foreign exchange gains related to our businesses acquired during fiscal year 2023.

Interest expense, net:		Years ended March 31,				Change			
		2023		2022		Dollars		Percent	
Corporate and other	$	59,317	$	25,264	$	34,053		134.8 %	

The increase in interest expense was due to higher interest rates and an increase in our average debt balance.

Income tax provision:		2023	Effective Rate		2022	Effective Rate		Change
Corporate and other	$	60,380	119.2 %	$	147,732	23.8 %	$	(87,352)

Years ended March 31,

See Note 15, *Income Taxes*, to the consolidated financial statements in Part II, Item 8 of this Annual Report, for information regarding income taxes.

The increase in the current period tax rate is primarily due to the impact of nondeductible impairment of goodwill.

Our provision for income taxes includes federal, state and foreign income taxes. The effective tax rate for fiscal year 2023 of 119.2% differs from the federal statutory rate of 21% primarily due to the impact of nondeductible impairment of goodwill and state taxes, partially offset by the deduction for foreign derived intangible income.

The effective tax rate for fiscal year 2022 of 23.8% differs from the federal statutory rate of 21% primarily due to the impact of state taxes and is partially offset by changes in tax contingency.

As of March 31, 2023 and 2022, the total amount of unrecognized tax benefits was $28,692 and $24,719, respectively, of which $24,419 and $21,139, respectively, would affect the effective tax rate, if recognized. The remaining balance is related to deferred tax items which only impact the timing of tax payments. Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $8,703 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings from $0 to $7,993. See Note 15, *Income Taxes,* to the consolidated financial statements included in this Annual Report for further details.

Fiscal Year 2022 Compared to Fiscal Year 2021

Our net sales, gross profit, gross profit as a percentage of net sales (gross profit margin), operating income, operating income as a percentage of net sales (operating income margin), interest expense, and tax provision by reporting segment and by corporate and other (where applicable) are presented below (dollars in thousands):

		Years ended March 31,			Change		
Net Sales:		2022		2021		Dollars	Percent
Sporting Products	$	1,737,891	$	1,119,754	$	618,137	55.2 %
Outdoor Products		1,306,730		1,105,768		200,962	18.2 %
Total	$	3,044,621	$	2,225,522	$	819,099	36.8 %

Sporting Products—The fiscal year 2022 period includes sales from Remington and HEVI-Shot, which we acquired in the third and fourth quarters, respectively, of the prior fiscal year. The increase also reflects improved pricing and strong demand in the market across our Sporting Products line, and production increases over the prior year at all of our facilities. These increases were partially offset by a reduction of sales from small rifle ammunition produced at the Lake City Army Ammunition Plant.

Outdoor Products—The increase in sales was driven by continued demand in the market for most of our categories, and was not restricted by retail store closures that impacted the prior year. The increase also reflects sales from businesses acquired in fiscal year 2022. This was partially offset by a decline in our Outdoor Cooking business caused primarily by declining e-commerce sales as foot traffic returned to brick and mortar stores.

		Years ended March 31,			Change		
Gross Profit:		2022		2021		Dollars	Percent
Sporting Products	$	712,160	$	312,230	$	399,930	128.1 %
Outdoor Products		399,447		321,423		78,024	24.3 %
Corporate and other		(2,375)		(693)		(1,682)	(242.7)%
Total	$	1,109,232	$	632,960	$	476,272	75.2 %
Gross profit margin		36.4%		28.4%			

Sporting Products—The fiscal year 2022 period gross profit includes profits from Remington and HEVI-Shot, which we acquired in the third and fourth quarters, respectively, of the prior fiscal year. The increase also reflects improved pricing, sales volume and operating efficiencies. These increases were partially offset by increased commodity and input costs. Gross profit margin was 41.0% compared to 27.9% in the prior year.

Outdoor Products—The increase in gross profit was primarily driven by sales volume and operating efficiencies, partially offset by higher logistics costs, input costs, and sales channel mix. The increase also reflects gross profit from acquisitions that occurred during fiscal year 2022. Gross profit margin was 30.6% compared to 29.1% in the prior year.

Corporate and Other—The decrease in corporate gross profit was due to inventory step-up expenses from acquisitions during the current year.

	Years ended March 31,				Change		
Operating income (loss):	**2022**		**2021**		**Dollars**		**Percent**
Sporting Products	$	600,415	$	222,713	$	377,702	169.6 %
Outdoor Products		164,494		137,942		26,552	19.2 %
Corporate and other		(118,687)		(69,226)		(49,461)	(71.4)%
Total	$	646,222	$	291,429	$	354,793	(121.7)%
Operating income margin		21.2%		13.1%			

Sporting Products—The increase in operating income was primarily driven by the gross profit increase, partially offset by higher selling, general, and administrative expenses from the acquisitions of Remington and HEVI-Shot and higher selling and marketing expenses to support increased sales. Operating income margin was 34.5% compared to 19.9% in the prior year.

Outdoor Products—The increase in operating income was primarily driven by the gross profit increase, partially offset by increased selling, general, and administrative expenses from the fiscal year 2022 acquisitions and investments in selling and marketing expenses to support increased sales and industry events, such as trade shows that returned in fiscal year 2022. Operating income margin was 12.6% in fiscal year 2021, compared to 12.5% in the previous year.

Corporate and Other—The decrease in operating income was primarily driven by the prior fiscal year pretax gain related to the divestiture of a non-strategic business in our Sporting Products segment. Additionally, fiscal year 2022 has higher share-based and incentive compensation expense, higher post-acquisition compensation, and investments in human capital which support our centers of excellence.

	Years ended March 31,				Change		
Interest expense, net:	**2022**		**2021**		**Dollars**		**Percent**
Corporate and other	$	25,264	$	25,574	$	(310)	(1.2)%

The decrease in interest expense was due to a decrease in debt issuance cost write-offs and a reduction in our interest rate on the 4.5% Notes, offset by an increase in our average debt balance.

	Years ended March 31,					
Income tax provision	**2022**	**Effective Rate**	**2021**	**Effective Rate**		**Change**
Corporate and other	$ 147,732	23.8 %	$ (6,628)	(2.6)%	$	154,360

See Note 15, *Income Taxes*, to the consolidated financial statements in Part II, Item 8 of this Annual Report, for information regarding income taxes.

The increase in the fiscal year 2022 tax rate is primarily due to the impact of the prior year decrease in the valuation allowance driven by earnings, the benefit of the loss carrybacks to prior profitable years as permitted under IRS regulations under the CAREs Act which permitted us to realize previously valued assets, and the release of the reserves for uncertain tax positions due to statute expiration in the prior year.

Our provision for income taxes includes federal, state and foreign income taxes. The effective tax rate for fiscal year 2022 of 23.8% differs from the federal statutory rate of 21% primarily due to the impact of state taxes and is partially offset by changes in tax contingency.

The effective tax rate for fiscal year 2021 of (2.6)% differs from the federal statutory rate of 21% primarily due to the impact of the decrease in the valuation allowance, the release of uncertain tax positions, and the impact of the CAREs Act.

As of March 31, 2022 and 2021, the total amount of unrecognized tax benefits was $24,719 and $23,000, respectively, of which $21,139 and $20,283, respectively, would affect the effective tax rate, if recognized. The remaining balance is related to deferred tax items which only impact the timing of tax payments. Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $3,419 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings from $0 to $2,753. See Note 15, *Income Taxes*, to the consolidated financial statements included in this Annual Report for further details.

Liquidity and Capital Resources

We manage our business to maximize operating cash flows as the primary source of liquidity. In addition to cash on hand and cash generated by operations, our sources of liquidity include committed credit facilities and access to the public debt and equity markets. We use our cash primarily to fund investments in our existing businesses and for debt payments, acquisitions, share repurchases, and other activities.

Financial Condition

Cash increased to $86,208 at March 31, 2023 from $22,584 at March 31, 2022. Increases to cash were primarily due to cash generated by operating activities and proceeds from our ABL Revolving Credit Facility and 2022 Term Loan during the last twelve months. These increases were partially offset primarily by cash paid for acquisitions.

Operating Activities

Net cash provided by operating activities increased $167,874 from the prior fiscal year. The increase was primarily driven by an increase in cash collections in our fourth fiscal quarter, an income tax refund in the fourth fiscal quarter, and improvement in our inventory management in the second half of the current fiscal year.

Investing Activities

Cash used for investing activities increased $201,831 from the prior fiscal year. The current fiscal year cash usage was driven by the acquisition of businesses.

Financing Activities

Net cash provided by financing activities increased $318,241 from the prior fiscal year. The increase was primarily driven by net proceeds from our 2022 Term Loan and ABL Revolving Credit Facility, and the decrease in cash used for the repurchase of shares as compared to the prior fiscal year.

Liquidity

In addition to our normal operating cash requirements, our principal future cash requirements are to fund capital expenditures, debt repayments, share repurchases, earn-outs related to previous acquisitions, and any strategic acquisitions. Our short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain production facilities and working capital requirements. Our debt service requirements over the next two years consist of required interest payments due under our 4.5% Notes, 2022 Term Loan and 2022 ABL Revolving Credit Facility and principal payments due under the 2022 Term Loan.

Based on our current financial condition, management believes that our cash position, combined with anticipated generation of cash flows and the availability of funding, if needed, under our 2022 ABL Revolving Credit Facility, access to debt and equity markets, as well as other potential sources of funding including additional bank financing, will be adequate to fund future growth, to service our currently anticipated short-term and long-term debt obligations, make capital expenditures, pay earn-outs related to previous acquisitions, and fund the 2022 Share Repurchase Program over the next 12 months. As of March 31, 2023, based on the borrowing base less outstanding borrowings of $355,000, outstanding letters of credit of $15,645, less the minimum required borrowing base of $58,472, the amount available under the 2022 ABL Revolving Credit Facility was $155,607. Our total debt as a percentage of total capitalization (total debt and stockholders' equity) was 48% as of March 31, 2023. See Note 13, *Long-term Debt,* to the consolidated financial statements in Part II, Item 8 of this Annual Report, for a detailed discussion of our indebtedness.

There can be no assurance that the cost or availability of future borrowings, if any, will not be materially impacted by capital and credit market conditions, including any disruptions to these markets, as a result of natural disasters and public health crises or other significant catastrophic events, or our future financial condition and performance. Furthermore, because our 2022 ABL Revolving Credit Facility is secured in large part by receivables from our customers, a sustained deterioration in general economic conditions that adversely affects the creditworthiness of our customers could have a negative effect on our future available liquidity under the 2022 ABL Revolving Credit Facility.

Share Repurchases

As of March 31, 2023, there is $186,105 remaining under our $200,000 2022 Share Repurchase Program, which we intend to fund through the fourth fiscal quarter of 2024. Additional information regarding our share repurchases during fiscal year 2023 is presented in Part II, Item 5 of this Annual Report.

Material Cash Requirements

The following tables summarize our material cash requirements as of March 31, 2023:

	Total		Less than 1 year		Years 2 - 3		Years 4 - 5		More than 5 years
					Material cash requirements by period				
Long-term debt	$	1,060,000	$	65,000	$	495,000	$	—	$	500,000
Interest on debt		224,637		61,195		95,942		45,000		22,500
Operating leases		180,908		25,479		37,365		31,854		86,210
Purchase commitments and other		175,902		163,125		12,742		35		—
Total	$	1,641,447	$	314,799	$	641,049	$	76,889	$	608,710

Payments for interest is based on outstanding debt as of March 31, 2023.

Pension benefit obligation has been excluded from our material cash requirements (see Note 14, *Employee Benefit Plans*, to the consolidated financial statements in Part II, Item 8 of this Annual Report, for details on our required contributions to our pension trust).

The total liability for uncertain tax positions as of March 31, 2023 was approximately $28,692 (see Note 15, *Income Taxes,* to the consolidated financial statements in Part II, Item 8 of this Annual Report), none of which is expected to be paid within 12 months. We are unable to provide a reasonably reliable estimate of the timing of future payments relating to the non-current uncertain tax position obligations.

Contingencies

Litigation

From time-to-time, we are subject to various legal proceedings, including lawsuits, which arise out of and are incidental to the conduct of our business. We do not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our operating results, financial condition, or cash flows.

Environmental Liabilities

Our operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, as well as applicable foreign laws and regulations, including those governing the discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. We are obligated to conduct investigation and/or remediation activities at certain sites that we own or operate or formerly owned or operated.

Certain of our former subsidiaries have been identified as PRPs, along with other parties, in regulatory agency actions associated with hazardous waste sites. As a PRP, those former subsidiaries may be required to pay a share of the costs of the investigation and clean-up of these sites. In that event, we would be obligated to indemnify those subsidiaries for such costs. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not currently expect that these potential liabilities, individually or in the aggregate, will have a material adverse effect on our operating results, financial condition, or cash flows.

We could incur substantial additional costs, including cleanup costs, resource restoration, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on our operating results, financial condition, or cash flows in the past, and we have environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

See Note 16, *Commitments and Contingencies,* to the consolidated financial statements included in this Annual Report for additional information.

Dependence on Key Customers; Concentration of Credit

No customer contributed more than 10% of sales during fiscal years 2023, 2022, and 2021. If a key customer fails to meet payment obligations, our operating results and financial condition could be adversely affected.

Inflation and Consumer Spending

We are exposed to inflationary factors such as increases in labor, supplier, logistics and overhead costs that may adversely affect our operating results. The recent rise in inflation is causing a decline in consumer disposable income, and discretionary spending, which has temporarily impacted the demand in our Outdoor Products brands. Inflation has also contributed to the cost of our products and operating costs. The change in consumer discretionary spending has also had an impact on retailer inventory levels. Our sales to retailers and distributors follows the end consumer spending patterns. During fiscal year 2023, we experienced a decline in retailer and distributor sales due to their excess inventory levels caused by the shift in consumer spending patterns. If these adverse conditions persist or become more severe, this may continue to have an adverse affect on our operating results, if the selling prices of our products are not able to offset these increased costs. We cannot predict the impact of these adverse conditions on our liquidity and financial results.

Commodity Price Risk

We have been impacted by changes in the prices of raw materials used in production as well as changes in oil and energy costs. In particular, the prices of commodity metals, such as copper, zinc, and lead continue to be volatile. These prices generally impact our Sporting Products Segment. See Note 4, *Derivative Financial Instruments,* to the consolidated financial statements included in this Annual Report for additional information. We have a strategic sourcing, pricing and hedging strategy to mitigate risk from commodity price fluctuation. We will continue to evaluate the need for future price changes in light of these trends, our competitive landscape, and our financial results. If our sourcing and pricing strategy is unable to offset impacts of the commodity price fluctuations, our future results from operations and cash flows would be materially impacted.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. A significant portion of our indebtedness consists of term loans and revolver borrowings with variable rate interest that exposes us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income (loss) and cash flows will correspondingly decrease. Assuming $485 million of variable-rate indebtedness (which was the amount of our indebtedness outstanding as of March 31, 2023) and considering our interest rate swaps, a change of 1/4 of one percent in interest rates would result in a $1.2 million change in annual estimated interest expense. To mitigate the risks from interest rate exposure, we enter into hedging transactions, mainly interest rate swaps, through derivative financial instruments that have been authorized pursuant to corporate policies. We measure market risk related to holdings of financial instruments based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows, and earnings based on a hypothetical change (increase and decrease) in interest rates. We used current market rates on the debt portfolio to perform the sensitivity analysis.

We may use derivatives to hedge certain interest rate, foreign currency exchange rate, and commodity price risks, but do not use derivative financial instruments for trading or other speculative purposes. Additional information regarding these financial instruments is contained in Note 2, *Fair Value of Financial Instruments,* to the audited consolidated financial statements included in this Annual Report. Our objective in managing exposure to changes in interest rates is to limit the impact of such changes on earnings and cash flow.

We conduct business through our subsidiaries in many different countries, and fluctuations in currency exchange rates could have a significant impact on the reported results of operations, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Accordingly, significant changes in currency exchange rates, particularly the Euro, the British pound, the Chinese renminbi (yuan), and the Canadian dollar, could cause fluctuations in the reported results of our businesses' operations that could negatively affect our results of operations. To mitigate the risks from foreign currency exposure, we enter into hedging transactions, mainly foreign currency forward contracts, through derivative financial instruments that have been authorized pursuant to corporate policies. Additional information regarding these financial instruments is contained in Note 2, *Fair Value of Financial Instruments,*

In addition, sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Vista Outdoor Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vista Outdoor Inc. and subsidiaries (the "Company") as of March 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 25, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Business Combinations – Fox Racing – Refer to Note 7 to the financial statements

During the second quarter of fiscal year 2023, the Company acquired Fox Racing for $575 million. The Company allocated the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, which resulted in the Fox Racing tradename being recorded at $106 million and customer relationships at $149 million. The Company estimated the fair value of the tradename and customer relationship intangible assets using an income approach which required management to make significant estimates and assumptions related to projected revenues, royalty rate, and the weighted average cost of capital. Changes in these assumptions could have a significant impact on the fair value.

We identified the fair value determination of acquired intangible assets, specifically the Fox Racing tradename and customer relationships, as a critical audit matter due to the significant estimates and assumptions in determining projected revenues, royalty rate, and the weighted average cost of capital. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates related to these assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the projected revenues, selection of the royalty rate, and selection of the weighted average cost of capital included the following, among others:

- We tested the effectiveness of internal controls over management's valuation analysis, including those over the projected revenues, selection of the weighted average cost of capital and royalty rate.

- We inquired of appropriate individuals, both within and outside of finance, regarding the projected revenues.

- We evaluated the reasonableness of management's projected revenues by comparing the projections to:

  - Historical sales and growth rates of the acquired entity, as well as open sales orders as of the acquisition date.

  - Internal communications to management and the Board of Directors.

  - Forecasted information included in analyst and industry reports for the Company, applicable market data, and certain of its peer companies.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the weighted average cost of capital by:

  - Testing the source information underlying the determination of the weighted average cost of capital and testing the mathematical accuracy of the calculations.

  - Comparing the selected weighted average cost of capital to market data.

  - Developing ranges of independent estimates and comparing those to the weighted average cost of capital selected by management.

  - Comparing the estimated weighted average return on assets, internal rate of return, and the weighted average cost of capital used in the valuation models and evaluating whether they were consistent with each other.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the royalty rate by:

  - Testing the source information underlying the determination of the royalty rate and testing the mathematical accuracy of the calculations.

  - Comparing the selected royalty rate to market data.

  - Developing ranges of independent estimates and comparing those to the royalty rate selected by management.

Goodwill and Indefinite-Lived Tradename Impairments– Fox Racing and Simms Fishing Reporting Units – Refer to Note 11 to the financial statements

The Company tests goodwill for impairment on the first day of the fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the reporting unit might be impaired. Based on this assessment, the Company recognized impairment losses of $248.3 million and $68.4 million related to the goodwill associated with the reporting units of Fox Racing and Simms Fishing, respectively. The Company also tested indefinite-lived intangible assets, which resulted in impairment losses of $21.2 million and $20.4 million, respectively, related to the Fox Racing and Simms Fishing indefinite-lived tradenames. The Company estimates fair value to assess the recoverability of goodwill and indefinite-lived intangible assets using a discounted cash flow model, which required Management to make significant estimates and assumptions related to forecasted revenues and operating margins, weighted average cost of capital and royalty rates.

We identified the fair value determination of the Fox Racing and Simms Fishing goodwill and related indefinite-lived tradenames as a critical audit matter due to the significant estimates and assumptions in determining forecasted revenues and operating margins, weighted average cost of capital and royalty rates. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates related to these assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted revenues and operating margins, selection of royalty rates, and selection of the weighted average cost of capital included the following, among others:

- We tested the effectiveness of internal controls over management's valuation analysis, including those over the forecasted revenues and operating margins, and selection of the weighted average cost of capital and royalty rates.

- We inquired of appropriate individuals, both within and outside of finance, regarding the forecasted revenues.

- We evaluated the reasonableness of management's forecasted revenues and operating margins by comparing the forecasts to:

  – Historical sales and growth rates of the reporting units, as well as open sales orders as of the fourth fiscal quarter.

  – Historical operating margins of the reporting units

  – Internal communications to management and the Board of Directors.

  – Forecasted information included in analyst and industry reports for the Company, applicable market data, and certain of its peer companies.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the weighted average cost of capital by:

  – Testing the source information underlying the determination of the weighted average cost of capital and testing the mathematical accuracy of the calculations.

  – Comparing the selected weighted average cost of capital to market data.

  – Developing ranges of independent estimates and comparing those to the weighted average cost of capital selected by management.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the royalty rates by:

  – Testing the source information underlying the determination of the royalty rates and testing the mathematical accuracy of the calculations.

  – Comparing the selected royalty rates to market data.

  – Developing ranges of independent estimates and comparing those to the royalty rates selected by management.

/s/ Deloitte & Touche LLP

Salt Lake City, Utah
May 25, 2023

We have served as the Company's auditor since 2014.

VISTA OUTDOOR INC.
CONSOLIDATED BALANCE SHEETS

	March 31,	
(Amounts in thousands except share data)	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 86,208	$ 22,584
Net receivables	339,373	356,773
Net inventories	709,897	642,976
Income tax receivable	—	43,560
Other current assets	60,636	45,050
Total current assets	1,196,114	1,110,943
Net property, plant, and equipment	228,247	211,087
Operating lease assets	106,828	78,252
Goodwill	465,709	481,857
Net intangible assets	733,176	459,795
Deferred charges and other non-current assets, net	68,808	54,267
Total assets	$ 2,798,882	$ 2,396,201
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 65,000	$ —
Accounts payable	136,556	146,697
Accrued compensation	60,719	79,171
Accrued income taxes	6,676	—
Federal excise, use, and other taxes	38,543	40,825
Other current liabilities	146,377	127,180
Total current liabilities	453,871	393,873
Long-term debt	984,658	666,114
Deferred income tax liabilities	40,749	29,304
Long-term operating lease liabilities	103,313	80,083
Accrued pension and postemployment benefits	25,114	22,634
Other long-term liabilities	59,384	79,794
Total liabilities	1,667,089	1,271,802
Commitments and contingencies (Notes 13 and 16)		
Common stock—$.01 par value:		
Authorized—500,000,000 shares		
Issued and outstanding—57,085,756 shares as of March 31, 2023 and 56,093,456 shares as of March 31, 2022	570	560
Additional paid-in-capital	1,711,155	1,730,927
Accumulated deficit	(230,528)	(220,810)
Accumulated other comprehensive loss	(80,802)	(76,679)
Common stock in treasury, at cost—6,878,683 shares held as of March 31, 2023 and 7,870,983 shares held as of March 31, 2022	(268,602)	(309,599)
Total stockholders' equity	1,131,793	1,124,399
Total liabilities and stockholders' equity	$ 2,798,882	$ 2,396,201

See Notes to the Consolidated Financial Statements.

VISTA OUTDOOR INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended March 31,	
(Amounts in thousands except per share data)	2023	2022	2021
Sales, net	$ 3,079,807	$ 3,044,621	$ 2,225,522
Cost of sales	2,048,910	1,935,389	1,592,562
Gross profit	1,030,897	1,109,232	632,960
Operating (income) expenses:			
Research and development	44,209	28,737	22,538
Selling, general, and administrative	504,478	434,273	337,460
Impairment of goodwill and intangibles (Note 11)	374,355	—	—
(Gain) on divestiture (Note 7)	—	—	(18,467)
Operating income	107,855	646,222	291,429
Loss on extinguishment of debt (Note 13)	—	—	(6,471)
Other income, net (Note 4)	2,124	—	—
Interest expense, net	(59,317)	(25,264)	(25,574)
Income before income taxes	50,662	620,958	259,384
Income tax (provision) benefit	(60,380)	(147,732)	6,628
Net income (loss)	$ (9,718)	$ 473,226	$ 266,012
Earnings per common share:			
Basic	$ (0.17)	$ 8.27	$ 4.57
Diluted	$ (0.17)	$ 8.00	$ 4.44
Weighted-average number of common shares outstanding:			
Basic	56,600	57,190	58,241
Diluted	56,600	59,137	59,905
Net income (loss) (from above)	$ (9,718)	$ 473,226	$ 266,012
Other comprehensive income (loss), net of tax:			
Pension and other postretirement benefit liabilities:			
Reclassification of prior service credits for pension and postretirement benefit plans recorded to net income, net of tax benefit of $0, $434, and $77	—	(1,336)	(236)
Reclassification of net actuarial loss for pension and postretirement benefit plans recorded to net income, net of tax expense of $(884), $(1,215), and $(950)	2,776	3,744	2,927
Valuation adjustment for pension and postretirement benefit plans, net of tax benefit (expense) of $1,003, $(1,434), and $(4,055)	(3,150)	4,683	12,496
Change in derivative instruments, net of tax benefit (expense) of $1,707, $168, and $(515)	(3,187)	(517)	1,587
Change in cumulative translation adjustment, net of tax benefit (expense) of $(317), $0, and $0	(562)	(58)	1,025
Total other comprehensive income (loss)	(4,123)	6,516	17,799
Comprehensive income (loss)	$ (13,841)	$ 479,742	$ 283,811

See Notes to the Consolidated Financial Statements.

VISTA OUTDOOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,		
(Amounts in thousands)	2023	2022	2021
Operating Activities			
Net income (loss)	$ (9,718)	$ 473,226	$ 266,012
Adjustments to net income (loss) to arrive at cash provided by operating activities:			
Depreciation	48,126	46,094	45,264
Amortization of intangible assets	43,963	26,246	19,846
Amortization of deferred financing costs	6,702	1,411	2,922
Impairment of goodwill and intangibles (Note 11)	374,355	—	—
Change in fair value of contingent consideration	(27,510)	955	—
Gain on sale of businesses (Note 7)	—	—	(18,467)
Deferred income taxes	(43,177)	11,857	(10,106)
Foreign currency translation gains, net	(1,249)	—	—
Loss on disposal of property, plant, and equipment	1,719	796	4,565
Loss on extinguishment of debt	—	—	6,471
Share-based compensation	28,119	27,407	13,303
Changes in assets and liabilities:			
Net receivables	66,860	(50,631)	17,495
Net inventories	18,537	(172,741)	(84,185)
Accounts payable	(33,596)	(24,350)	72,946
Accrued compensation	(25,803)	14,370	22,617
Accrued income taxes	59,679	(3,968)	(37,397)
Federal excise, use, and other taxes	(3,311)	8,111	3,323
Pension and other postretirement benefits	1,988	(1,561)	(6,607)
Other assets and liabilities	(19,499)	(38,911)	27,372
Cash provided by operating activities	486,185	318,311	345,374
Investing Activities			
Capital expenditures	(38,810)	(42,782)	(30,166)
Proceeds from note receivable	10,683	—	—
Proceeds from the sale of businesses	—	—	23,654
Acquisition of businesses, net of cash received	(761,589)	(545,467)	(95,605)
Proceeds from the disposition of property, plant, and equipment	47	411	99
Cash used for investing activities	(789,669)	(587,838)	(102,018)
Financing Activities			
Borrowings on lines of credit	468,000	400,000	73,077
Payments made on lines of credit	(283,000)	(230,000)	(240,333)
Proceeds from issuance of long-term debt	350,000	—	500,000
Payments made on long-term debt	(145,000)	—	(350,000)
Payments made for debt issue costs and prepayment premiums	(17,209)	(1,061)	(6,496)
Early redemption of long-term debt	—	—	(5,141)
Proceeds from exercise of stock options	4,213	533	1,386
Payments made for contingent consideration	(706)	—	—
Purchase of treasury shares	—	(113,195)	—
Payment of employee taxes related to vested stock awards	(9,090)	(7,310)	(4,133)
Cash provided by (used for) financing activities	367,208	48,967	(31,640)
Effect of foreign currency exchange rate fluctuations on cash	(100)	(121)	174
Increase (decrease) in cash and cash equivalents	63,624	(220,681)	211,890
Cash and cash equivalents at beginning of year	22,584	243,265	31,375
Cash and cash equivalents at end of year	$ 86,208	$ 22,584	$ 243,265
Supplemental Cash Flow Disclosures:			
Noncash investing activity:			
Capital expenditures included in accounts payable and other accrued liabilities	$ 4,751	$ 1,656	$ 2,004
Contingent consideration in connection with business combinations	(11,400)	(35,964)	—

See Notes to the Consolidated Financial Statements.

VISTA OUTDOOR INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands except share data)	Common Stock $.01 Par Value Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total Equity
Balance, March 31, 2020	**58,038,822**	**$ 580**	**$ 1,744,096**	**$ (960,048)**	**$ (100,994)**	**$ (241,129)**	**$ 442,505**
Comprehensive income	—	—	—	266,012	17,799	—	283,811
Exercise of stock options	92,604	—	(2,370)	—	—	3,756	1,386
Share-based compensation	—	—	13,303	—	—	—	13,303
Restricted stock vested and shares withheld	304,099	—	(18,773)	—	—	14,444	(4,329)
Employee stock purchase program	15,742	—	(322)	—	—	638	316
Other	109,749	5	(4,455)	—	—	4,455	5
Balance, March 31, 2021	**58,561,016**	**585**	**1,731,479**	**(694,036)**	**(83,195)**	**(217,836)**	**736,997**
Comprehensive income	—	—	—	473,226	6,516	—	479,742
Exercise of stock options	28,921	—	(607)	—	—	1,140	533
Share-based compensation	—	—	27,407	—	—	—	27,407
Restricted stock vested and shares withheld	406,691	—	(24,823)	—	—	17,206	(7,617)
Employee stock purchase program	12,799	—	(2)	—	—	504	502
Treasury shares purchased	(2,980,681)	(30)	—	—	—	(113,165)	(113,195)
Other	64,710	5	(2,527)	—	—	2,552	30
Balance, March 31, 2022	**56,093,456**	**560**	**1,730,927**	**(220,810)**	**(76,679)**	**(309,599)**	**1,124,399**
Comprehensive loss	—	—	—	(9,718)	(4,123)	—	(13,841)
Exercise of stock options	321,260	—	(8,384)	—	—	12,597	4,213
Share-based compensation	—	—	28,119	—	—	—	28,119
Restricted stock vested and shares withheld	602,574	—	(37,409)	—	—	25,729	(11,680)
Employee stock purchase program	23,556	—	(340)	—	—	923	583
Other	44,910	10	(1,758)	—	—	1,748	—
Balance, March 31, 2023	**57,085,756**	**$ 570**	**$ 1,711,155**	**$ (230,528)**	**$ (80,802)**	**$ (268,602)**	**$ 1,131,793**

See Notes to the Consolidated Financial Statements.

VISTA OUTDOOR INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands except per share data and unless otherwise indicated)

1. Significant Accounting Policies

Nature of Operations. Vista Outdoor Inc. (together with our subsidiaries, "Vista Outdoor", "we", "our", and "us", unless the context otherwise requires) is a leading global designer, manufacturer, and marketer of outdoor recreation and shooting sports products. We operate through two reportable segments, Sporting Products and Outdoor Products. We are headquartered in Anoka, Minnesota and have manufacturing and distribution facilities in the United States, Canada, Mexico, and Puerto Rico along with international customer service, sales and sourcing operations in Asia and Europe. We have a robust global distribution network serving customers in over 100 countries. Vista Outdoor was incorporated in Delaware in 2014.

Basis of Presentation. The consolidated financial statements reflect our financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the U.S.

Change in Presentation. In connection with our preparation of the consolidated financial statements for the year ended March 31, 2023, we changed the presentation of "Earnings (loss) before interest, income taxes, and other" to "Operating income", removed the subtotal "Earnings (loss) before interest and income taxes", and are now including "(Gain) on divestiture" in the subtotal "Operating income" within the consolidated statements of comprehensive income (loss). These corrections did not affect previously reported net income (loss) and are immaterial to the previously issued financial statements.

Principles of Consolidation. The consolidated financial statements include our net assets and results of operations as described above. All intercompany transactions and accounts within the businesses have been eliminated.

Fiscal Year. References in this report to a particular fiscal year refer to the year ended March 31 of that calendar year. Our interim quarterly periods are based on 13-week periods and end on Sundays.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates. We review our estimates to ensure that these estimates properly reflect changes in our business or as new information becomes available.

Revenue Recognition. For the majority of our contracts with customers, we recognize revenue for our products at a point in time upon the transfer of control of the products to the customer, which typically occurs upon shipment and coincides with our right to payment, the transfer of legal title, and the transfer of the significant risks and rewards of ownership of the product. For our contracts that include bundled and hardware and software sales, revenue related to delivered hardware and bundled software is recognized when control has transferred to the customer, which typically occurs upon shipment. Revenue allocated to unspecified software update rights is deferred and recognized on a straight-line basis over the estimated period they are expected to be provided.

The total amount of revenue we recognize for the sale of our products reflects various sales adjustments for discounts, returns, refunds, allowances, rebates, and other customer incentives. These sales adjustments can vary based on market conditions, customer preferences, timing of customer payments, volume of products sold, and timing of new product launches. These adjustments require management to make reasonable estimates of the amount we expect to receive from the customer. We estimate sales adjustments by customer or by product category on the basis of our historical experience with similar contracts with customers, adjusted as necessary to reflect current facts and circumstances and our expectations for the future. Sales taxes, firearms and ammunition excise tax, and other similar taxes are excluded from revenue. Revenue recognition is discussed in further detail in Note 5, *Revenue Recognition*.

For the immaterial amount of our contracts that have multiple performance obligations, which represent promises within an arrangement that are distinct, we allocate revenue to all distinct performance obligations based on their relative stand-alone selling prices ("SSPs"). When available, we use observable prices to determine SSPs. When observable prices are not available, SSPs are established that reflect our best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. We allocate revenue and any related discounts to these performance obligations based on their relative SSPs.

Cost of Sales. Cost of sales includes material, labor, and overhead costs associated with product manufacturing, including depreciation, amortization, purchasing and receiving, inspection, warehousing, product liability, warranty, and inbound and outbound shipping and handling costs.

Research and Development Costs. Research and development costs consist primarily of compensation and benefits and experimental work materials for our employees who are responsible for the development and enhancement of new and existing products. Research and development costs incurred to develop new products and to enhance existing products are charged to expense as incurred.

Selling, General, and Administrative Expense. Selling, general, and administrative expense includes, among other items, administrative salaries, benefits, commissions, advertising, insurance, and professional fees.

Advertising Costs. Advertising and promotional costs including print ads, commercials, catalogs, and brochures are expensed in the period when the first advertisement is run. Our co-op program is structured so that certain customers are eligible for reimbursement for certain types of advertisements on qualifying product purchases and are accrued as purchases are made. Advertising costs totaled $59,189, $58,028, and $44,600 for the fiscal years ended March 31, 2023, 2022, and 2021, respectively.

Cash Equivalents. Cash equivalents are all highly liquid cash investments purchased with original maturities of three months or less.

Allowance for Estimated Credit Losses. We maintain an allowance for credit losses related to accounts receivable for future expected credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate the allowance based upon historical bad debts, current customer receivable balances, age of customer receivable balances, and the customers' financial condition and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics. The allowance is adjusted as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions.

Inventories. Inventories are stated at the lower of cost, determined using the first-in, first-out ("FIFO") method, or net realizable value. Inventory costs associated with work in process inventory and finished goods include material, labor, and manufacturing overhead, while costs associated with raw materials and purchased finished goods include material and inbound freight costs. We provide inventory allowances for any excess and obsolete inventories and periodically write inventory amounts down to market when costs exceed market value.

Warranty Costs. We provide consumer warranties against manufacturing defects on certain products within the Sporting Products and Outdoor Products segments with warranty periods typically ranging from one year to the expected lifetime of the product. The estimated costs of such product warranties are recorded at the time the sale is recorded. Estimated future warranty costs are accrued at the time of sale based upon actual past experience, our current production environment as well as specific and identifiable warranties as applicable. See Note 12, *Other Current Liabilities and Restructuring,* for additional detail.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability (the exit price) in the principal and most advantageous market for the asset or liability in an orderly transaction between market participants. We measure and disclose the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. This hierarchy requires the use of observable market data when available. The measurement of assets and liabilities at fair value are classified using the following three-tier hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—One or more significant inputs to the valuation model are unobservable.

See Note 2, *Fair Value of Financial Instruments,* for additional disclosure regarding fair value of financial instruments.

Goodwill. We test goodwill for impairment on the first day of the fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. Goodwill is assigned to our reporting units, which are our operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available, and for which segment management regularly reviews the operating results. During the annual impairment review process we have the option to first perform a qualitative assessment (commonly referred to as "step zero") over relative events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or to perform a quantitative assessment ("step one") where we estimate the fair value of each reporting unit using both an income and market approach.

We performed a quantitative assessment for the annual impairment test in the fourth quarter of fiscal year 2023 to determine the recoverability of goodwill for all of our reporting units. Based on this assessment, we recognized impairment losses of $248,254, $68,353, $12,349 and $3,799 related to the goodwill associated with the reporting units of Fox Racing, Simms Fishing, QuietKat, and Stone Glacier, respectively. See Note 11, *Goodwill and Intangible Assets*, for discussion and details.

When we perform a quantitative analysis to assess the recoverability of our goodwill, we determine the estimated fair value of each reporting unit and compare it to the carrying value of the reporting unit, including goodwill. When fair value is less than the carrying value of the net assets and related goodwill, an impairment charge is recognized for the excess. The fair value of each reporting unit is determined using both an income and market approach. The value estimated using a discounted cash flow model is weighted against the estimated value derived from the guideline company market approach method. This market approach method estimates the price reasonably expected to be realized from the sale of the reporting unit based on comparable companies.

In developing the discounted cash flow analysis, our assumptions about forecasted revenues and operating margins, capital expenditures, and changes in working capital are based on our plan, as reviewed by the Board of Directors, and assume a terminal growth rate thereafter. A separate discount rate is determined for each reporting unit and these cash flows are then discounted to determine the fair value of the reporting unit. The discounted cash flow analysis is derived from valuation techniques in which one or more significant inputs are not observable (Level 3 fair value measurements).

Indefinite Lived Intangible Assets. Indefinite lived intangibles are not amortized and are tested for impairment annually on the first day of the fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the assets might be impaired. We completed a step zero assessment on nine of our tradenames in our fiscal year 2023 annual assessment, and concluded there were no indicators of impairment on those indefinite lived intangibles. We performed a step one analysis on our remaining indefinite-lived tradenames, which resulted in impairment losses on two of those tradenames. See Note 11, *Goodwill and Intangible Assets*, for discussion and details.

Our identifiable intangibles assets with indefinite lives consist of certain trademarks and tradenames. When we complete a step one assessment, the impairment test consists of a comparison of the estimated fair value of the specific intangible asset with its carrying value. The estimated fair value of these assets is measured using the relief-from-royalty method which assumes that the asset has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from them.

This method requires that we estimate the future revenue for the related brands and technology, the appropriate royalty rate, and the weighted average cost of capital. We base our fair values and estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. If the carrying amount of an asset is higher than its fair value, an impairment exists and the asset would be recorded at the estimated fair value.

Our assumptions used to develop the discounted cash flow analysis require us to make significant estimates regarding forecasted revenues and operating margins, projected capital expenditures, changes in working capital, and the appropriate discount rate. The projections also take into account several factors including current and estimated economic trends and outlook, costs of raw materials and other factors that are beyond our control. If the current economic conditions were to deteriorate, or if we were to lose significant business, causing a reduction in estimated discounted cash flows, it is possible that the estimated fair value of certain reporting units or tradenames could fall below their carrying value resulting in the necessity to conduct additional impairment tests in future periods. We continually monitor the reporting units and tradenames for impairment indicators and update assumptions used in the most recent calculation of the estimated fair value of a reporting unit or tradenames as appropriate.

Amortizing Intangible Assets and Long-Lived Assets. Our primary identifiable intangible assets include trademarks and tradenames, patented technology, and customer relationships. Our long-lived assets consist primarily of property, plant, and equipment, amortizing right-of-use assets related to our operating leases and amortizing costs related to cloud computing arrangements. We periodically evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable or exceeds its fair value.

Business Combinations. We allocate the purchase price, including contingent consideration, of our acquisitions to the assets and liabilities acquired, including identifiable intangible assets, based on their fair values at the date of acquisition. The fair values are primarily based on third-party valuations using our management assumptions that require significant judgments and estimates. The purchase price allocated to intangibles is based on unobservable factors, including but not limited to, projected revenues, expenses, customer attrition rates, royalty rates, and weighted average cost of capital, among others. The weighted average cost of capital uses a market participant's cost of equity and after-tax cost of debt and reflects the risks inherent in the cash flows. The fair value calculation of initial contingent consideration associated with the purchase price also uses unobservable factors such as projected revenues and expenses over the term of the contingent earn-out period, discounted for the period over which the contingent consideration is measured, and volatility rates. Based upon these assumptions, the initial contingent consideration is then valued using a Monte Carlo simulation analysis in a risk-neutral framework. The inputs used to calculate the fair value of the contingent consideration liabilities are considered to be Level 3 inputs due to the lack of relevant market activity and significant management judgment. See Note 2, *Fair Value of Financial Instruments,* for additional disclosure regarding fair value of financial instruments. During the measurement period of one year from the acquisition date, we continue to collect information and reevaluate our estimates and assumptions, and record any adjustments to these estimates to goodwill. See Note 7, *Acquisitions and Divestitures*, for additional information.

Derivatives and Hedging. We mitigate the impact of variable interest rates, foreign currency exchange rates, and commodity prices affecting the cost of raw materials with interest rate swaps, foreign currency, and commodity forward contracts that are accounted for as designated hedges pursuant to ASC Topic 815, "Derivatives and Hedging" ("ASC Topic 815"). ASC Topic 815 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as designated cash flow hedge that offsets certain exposures. Certain criteria must be satisfied in order for derivative financial instruments to be classified and accounted for as a cash flow hedge. Derivatives that are not elected for hedge accounting treatment are recorded immediately in earnings. We may use derivatives to hedge certain variable interest rates, foreign currency exchange rates, and commodity price risks, but do not use derivative financial instruments for trading or other speculative purposes. We utilize counterparties for our derivative instruments that we believe are creditworthy at the time the transactions are entered into and closely monitor the credit ratings of these counterparties. See Note 4, *Derivative Financial Instruments*, for additional information.

We would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) if a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if it is determined that designation of the derivative as a hedge instrument is no longer appropriate. The fair value of our forward contracts based on pricing models using current market rates. These contracts are classified under Level 2 of the fair value hierarchy (see Note 2, *Fair Value of Financial Instruments*).

Stock-Based Compensation. We account for our share-based compensation arrangements in accordance with ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718") which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Our stock-based compensation plans, which are described more fully in Note 17, *Stockholders' Equity*, provide for the grant of various types of stock-based incentive awards, including performance awards, performance awards with a TSR modifier, restricted stock units, and options to purchase common stock. The types and mix of stock-based incentive awards are evaluated on an ongoing basis and may vary based on our overall strategy regarding compensation, including consideration of the impact of expensing stock awards on our results of operations.

Income Taxes. We account for income taxes under the asset and liability method in accordance with the accounting standard for income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted.

We record net deferred tax assets to the extent that we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent results of operations. Significant estimates are required for this analysis. If we were to determine that the amount of deferred income tax assets we would be able to realize in the future had changed, we would make an adjustment to the valuation allowance, which would decrease or increase the provision for income taxes.

The provision for federal, foreign, and state and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.

We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record the entire resulting tax liability and when it is more likely than not of being sustained, we record our best estimate of the resulting tax liability. To the extent our assessment of the tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change. It is our policy to record interest and penalties related to income taxes as part of the income tax expense for financial reporting purposes.

Worker's Compensation. The liability for losses under our worker's compensation program has been actuarially determined. The balance for worker's compensation liability was $8,198 and $7,354 as of March 31, 2023 and 2022, respectively.

Translation of Foreign Currencies. Assets and liabilities of foreign subsidiaries are translated at current exchange rates. Income and expenses in foreign currencies are translated at the average exchange rate during the period. Gains and losses from the translation of foreign subsidiary financial statements into U.S. dollars are reported as a component of accumulated other comprehensive loss ("AOCL") in stockholders' equity. Gains and losses from assets and liabilities denominated in a currency other than the functional currency of the entity in which they reside are generally recognized during the current period in the consolidated statements of comprehensive income (loss), as part of other income, net.

Other income, net. Other income, net primarily includes gains and losses on foreign currency forward contracts and foreign currency transactions. See Note 4, *Derivative Financial Instruments*, for additional information.

Accumulated Other Comprehensive Loss. The components of AOCL, net of income taxes, are as follows:

	March 31,	
	2023	2022
Derivatives	$ (3,543)	$ (356)
Pension and other postretirement benefit liabilities	(71,449)	(71,075)
Cumulative translation adjustment	(5,810)	(5,248)
Total accumulated other comprehensive loss	$ (80,802)	$ (76,679)

The following table details the amounts reclassified from AOCL to earnings as well as the changes in derivatives, pension and other postretirement benefits and foreign currency translation, net of income tax:

	Years ended March 31,							
	2023				2022			
	Derivatives	Pension and other Postretirement Benefits	Cumulative translation adjustment	Total	Derivatives	Pension and other Postretirement Benefits	Cumulative translation adjustment	Total
Beginning of year AOCL	$ (356)	$ (71,075)	$ (5,248)	$ (76,679)	$ 161	$ (78,166)	$ (5,190)	$ (83,195)
Change in fair value of derivatives	(3,122)	—	—	(3,122)	1,224	—	—	1,224
Net gain reclassified from AOCL	(65)	—	—	(65)	(1,741)	—	—	(1,741)
Net actuarial losses reclassified from AOCL (1)	—	2,776	—	2,776	—	3,744	—	3,744
Prior service costs reclassified from AOCL (1)	—	—	—	—	—	(1,336)	—	(1,336)
Valuation adjustment for pension and postretirement benefit plans (1)	—	(3,150)	—	(3,150)	—	4,683	—	4,683
Net change in cumulative translation adjustment	—	—	(562)	(562)	—	—	(58)	(58)
End of year AOCL	$ (3,543)	$ (71,449)	$ (5,810)	$ (80,802)	$ (356)	$ (71,075)	$ (5,248)	$ (76,679)

(1) Amounts related to our pension and other postretirement benefits that were reclassified from AOCL were recorded as a component of net periodic benefit cost for each period presented. See Note 14, *Employee Benefit Plans*.

Recent Accounting Pronouncements—We considered all recent accounting pronouncements and concluded they are not expected to have a material impact on our consolidated financial statements.

2. Fair Value of Financial Instruments

We measure and disclose our financial assets and liabilities at fair value on a recurring and nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability (the exit price) in the principal and most advantageous market for the asset or liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified using the three-tier hierarchy. See Note 1, *Significant Accounting Policies,* for additional information.

The following section describes the valuation methodologies we use to measure our financial instruments at fair value on a recurring basis:

Derivative Financial Instruments

Hedging instruments are re-measured on a recurring basis using broker quotes (See Note 4, *Derivative Financial Instruments*), daily market foreign currency rates (See Note 4, *Derivative Financial Instruments*), and interest rate curves as applicable (Note 13, *Long-term Debt*) and are therefore categorized within Level 2 of the fair value hierarchy.

Note Receivable

In connection with the sale of our Firearms business in fiscal year 2020, we received a $12,000 interest-free, five-year pre-payable promissory note due June 2024. Based on the general market conditions and the credit quality of the buyer at the time of the sale, we discounted the Note Receivable at an effective interest rate of 10% and estimated fair value using a discounted cash flow approach. We consider this to be a Level 3 instrument. The note was paid in full in our fourth fiscal quarter ending March 31, 2023. See Note 8, *Receivables,* for additional information.

Contingent Consideration

In connection with some of our acquisitions, we recorded contingent consideration liabilities that can be earned by the sellers upon achievement of certain milestones. The liabilities are measured on a recurring basis and recorded at fair value, using a discounted cash flow analysis or a Monte Carlo simulation analysis in a risk-neutral framework with assumptions for volatility, market price of risk adjustment, risk-free rate, and cost of debt, utilizing revenue projections for the respective earn-out period, corresponding targets and approximate timing of payments as outlined in the purchase agreements. The inputs used to calculate the fair value of the contingent consideration liabilities are considered to be Level 3 inputs due to the lack of relevant market activity and significant management judgment. Changes in the fair value of the contingent consideration obligation results from changes in discount periods and rates, and changes in probability assumptions with respect to the likelihood of achieving the performance targets. The fair value adjustments are recorded in selling, general, and administrative in the consolidated statement of comprehensive income (loss). As of March 31, 2023, the estimated fair values of contingent consideration payable related to our acquisitions of QuietKat, Stone Glacier, Fox Racing, Fiber Energy, and HEVI-Shot are $8,634, $5,920, $5,720, $0, and $0, respectively. See Note 7, *Acquisitions and Divestitures*, for additional information.

Following is a summary of our contingent consideration liability Level 3 activity during fiscal year 2023:

Balance, March 31, 2022	$	37,090
Acquisition of Fox Racing		11,400
Decrease in fair value		(27,510)
Payments made		(706)
Balance, March 31, 2023	$	20,274

Contingent consideration liabilities are reported under the following captions in the consolidated balance sheets:

	March 31,			
		2023		**2022**
Other current liabilities	$	8,586	$	96
Other long-term liabilities		11,688		36,994
Total	$	20,274	$	37,090

Disclosures about the Fair Value of Financial Instruments

The carrying amount of our receivables, inventory, accounts payable, and accrued liabilities as of March 31, 2023 and March 31, 2022 approximates fair value because of the short maturity of these instruments. The carrying values of cash and cash equivalents as of March 31, 2023 and March 31, 2022 are categorized within Level 1 of the fair value hierarchy.

The table below discloses information about carrying values and estimated fair value relating to our financial assets and liabilities:

	March 31,							
	2023				**2022**			
	Carrying Amount		**Fair Value**		**Carrying Amount**		**Fair Value**	
Fixed rate debt (1)	$	500,000	$	404,000	$	500,000	$	460,000
Variable rate debt (2)		560,000		560,000		170,000		170,000

(1) Fixed rate debt—In fiscal year 2021, we issued $500,000 aggregate principal amount of 4.5% Senior Notes which will mature on March 15, 2029. These notes are unsecured and senior obligations. The fair value of the fixed-rate debt is based on market quotes for each issuance. We consider these to be Level 2 instruments. See Note 13, *Long-term Debt,* for information on our credit facilities, including certain risks and uncertainties.

(2) Variable rate debt— The carrying value of the amounts outstanding under our ABL Revolving Credit Facility and 2022 Term Loan approximates the fair value because the interest rates are variable and reflective of market rates as of March 31, 2023. The fair value of this debt is categorized within Level 2 of the fair value hierarchy based on the observable market borrowing rates. See Note 13, *Long-term Debt,* for additional information on our credit facilities, including related certain risks and uncertainties.

We measure certain nonfinancial assets at fair value on a nonrecurring basis if certain indicators are present. These assets include long-lived assets that are written down to fair value when they are held for sale or determined to be impaired. See Note 1, *Significant Accounting Policies,* for further information on our accounting policies regarding long-lived assets. During the fourth quarter of fiscal year 2023, we recognized impairment losses of $248,254, $68,353, $12,349 and $3,799 related to the goodwill associated with the reporting units of Fox Racing, Simms Fishing, QuietKat, and Stone Glacier, respectively. During the fourth quarter of fiscal year 2023, we recognized impairment losses of $21,200 and $20,400, related to the Fox Racing and Simms Fishing indefinite-lived tradename assets, respectively. The fair value of goodwill and intangible assets are categorized within Level 3 of the fair value hierarchy. See Note 11, *Goodwill and Intangible Assets*, for discussion and details of the impairment losses recorded in fiscal year 2023. During the fourth quarter of fiscal year 2023, we recognized impairment losses on ROU assets of $1,812 related to our restructuring plan. Significant assumptions were used to estimate fair value of the ROU assets, which was categorized within Level 3 of the fair value hierarchy.

3. Leases

We lease certain warehouse and distribution space, manufacturing space, office space, retail locations, equipment, and vehicles. All of these leases are classified as operating leases. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. These rates are assessed on a quarterly basis. The operating lease assets also include any lease payments made less lease incentives. Leases with an initial term of twelve months or less are not recorded on the balance sheet. For operating leases, expense is recognized on a straight-line basis over the lease term. Variable lease payments associated with our leases are recognized upon occurrence of the event, activity, or circumstance in the lease agreement on which those payments are assessed. Tenant improvement allowances are recorded as leasehold improvements with an offsetting adjustment included in our calculation of its right-of-use asset.

Many leases include one or more options to renew, with renewal terms that can extend the lease term up to five years. The exercise of lease renewal options is at our sole discretion. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

The amounts of assets and liabilities related to our operating leases were as follows:

	Balance Sheet Caption	March 31,			
		2023		2022	
Assets:					
Operating lease assets	Operating lease assets	$	106,828	$	78,252
Liabilities:					
Current:					
Operating lease liabilities	Other current liabilities	$	16,351	$	11,804
Long-term:					
Operating lease liabilities	Long-term operating lease liabilities		103,313		80,083
Total lease liabilities		$	119,664	$	91,887

The components of lease expense are recorded to cost of sales and selling, general, and administrative expenses in the consolidated statements of comprehensive income (loss). The components of lease expense were as follows:

	Years ended March 31,			
	2023		2022	
Fixed operating lease costs (1)	$	28,128	$	22,917
Variable operating lease costs		3,200		3,322
Operating and Sublease income		(602)		(483)
Net lease costs	$	30,726	$	25,756

(1) Includes short-term leases, which are immaterial.

The weighted average remaining lease term and weighted average discount rate is as follows:

	March 31,	
	2023	2022
Weighted Average Remaining Lease Term (Years):		
Operating leases	9.71	8.65
Weighted Average Discount Rate:		
Operating leases	8.43 %	7.99 %

The approximate future minimum lease payments under operating leases were as follows:

Fiscal year 2024	$	25,479
Fiscal year 2025		19,559
Fiscal year 2026		17,806
Fiscal year 2027		16,489
Fiscal year 2028		15,365
Thereafter		86,210
Total lease payments		180,908
Less imputed interest		(61,244)
Present value of lease liabilities	$	119,664

Supplemental cash flow information related to leases is as follows:

	Years ended March 31,			
	2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows - operating leases	$	22,760	$	19,268
Right-of-use assets obtained in exchange for lease liabilities:				
Operating leases	$	45,283	$	15,537

4. Derivative Financial Instruments

Commodity Price Risk

We use designated cash flow hedges to hedge our exposure to price fluctuations on lead we purchase for raw material components in our ammunition manufacturing process that are designated and qualify as effective cash flow hedges. The effectiveness of cash flow hedge contracts is assessed quantitatively at inception and qualitatively thereafter considering the transactions critical terms and counterparty credit quality.

The gains and losses on these hedges are included in accumulated other comprehensive loss and are reclassified into earnings at the time the forecasted revenue or expense is recognized. The gains or losses on the lead forward contracts are recorded in inventory as the commodities are purchased and in cost of sales when the related inventory is sold. As of March 31, 2023, we had outstanding lead forward contracts on approximately 4.75 million pounds of lead. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the related change in fair value of the derivative instrument would be reclassified from accumulated other comprehensive loss and recognized in earnings. The asset related to the lead forward contracts is immaterial and is recorded as part of other current assets.

Foreign Exchange Risk

In the normal course of business, we are exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to transactions of our international subsidiaries. We use designated cash flow hedges and non-designated hedges in the form of foreign currency forward contracts as part of our strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates and to mitigate the impact of foreign currency translation on transactions that are denominated primarily in British Pounds, Euros, and Canadian Dollars.

Cash Flow Hedging Instrument

We use foreign currency forward contracts designated as qualifying cash flow hedging instruments to help mitigate our exposure on our foreign subsidiaries' inventory purchases and intercompany transactions, which is different than their functional currency. Certain U.S. subsidiaries also hedge a portion of their future sales in Canadian Dollars. These contracts generally mature within 12 months to 15 months from their inception. As of March 31, 2023, the notional amounts of our foreign currency forward contracts designated as cash flow hedge instruments were approximately $40,615. The effectiveness of cash flow hedge contracts is assessed quantitatively at inception and qualitatively thereafter considering the transactions critical terms and counterparty credit quality.

As of March 31, 2023, net losses of $3,194 were recorded in accumulated other comprehensive income (loss) related to foreign currency forward contracts. Net losses of $588, $0, and $0 were reclassified from accumulated other comprehensive income (loss) to cost of sales for the fiscal years 2023, 2022, and 2021, respectively. All unrealized gains and losses as shown as of March 31, 2023 will be recognized in the consolidated statements of comprehensive income (loss) in cost of sales or other income, net within the next twelve months at their then-current value. The net liability related to the foreign forward contracts as of March 31, 2023 and March 31, 2022 of $3,252 and $0, respectively, and is recorded as part of other current liabilities.

Foreign Currency Forward Contracts Not Designated as Hedging Instruments

We have also used non-designated hedges to hedge a portion of U.S. subsidiary sales that are recorded in Canadian Dollars. These contracts generally mature within 12 months from inception. As of March 31, 2023, the notional amounts of our foreign currency forward contracts not designated as cash flow hedge instruments were approximately $2,840.

We record these derivatives on the balance sheet at fair value with changes in fair value recorded in the consolidated statements of comprehensive income (loss). Net gains of $875, $0, and $0 for the fiscal years ended 2023, 2022, and 2021, respectively, were recognized in the consolidated statements of comprehensive income (loss), as part of other income, net. The fair value of the foreign exchange forward contracts is $91 and is recorded as part of other current assets. In addition, during the fiscal years ended 2023, 2022, and 2021, we recognized net foreign currency translation gains of $1,249, $0, and $0, respectively.

See Note 13, *Long-term Debt*, for additional information on our interest rate swap contracts.

5. Revenue Recognition

The following tables disaggregate our net sales by major product category:

| | Years ended March 31, | | | | | |
| | 2023 | | | 2022 | | |
	Sporting Products	Outdoor Products	Total	Sporting Products	Outdoor Products	Total
Sporting Products (1)	$ 1,757,932	$ —	$ 1,757,932	$ 1,737,891	$ —	$ 1,737,891
Outdoor Accessories (2)	—	288,672	288,672	—	442,348	442,348
Action Sports (3)	—	495,862	495,862	—	401,984	401,984
Outdoor Recreation (4)	—	537,341	537,341	—	462,398	462,398
Total	$ 1,757,932	$ 1,321,875	$ 3,079,807	$ 1,737,891	$ 1,306,730	$ 3,044,621
Geographic Region						
United States	$ 1,619,221	$ 930,389	$ 2,549,610	$ 1,632,507	$ 976,939	$ 2,609,446
Rest of the World	138,711	391,486	530,197	105,384	329,791	435,175
Total	$ 1,757,932	$ 1,321,875	$ 3,079,807	$ 1,737,891	$ 1,306,730	$ 3,044,621

(1) Sporting Products includes the Ammunition operating segment.

(2) Outdoor Accessories includes the Outdoor Accessories operating segment.

(3) Action Sports includes the operating segments: Sports Protection and Cycling.

(4) Outdoor Recreation includes the operating segments: Hydration, Outdoor Cooking, Golf, Fishing and our Stone Glacier business.

We sell our products in the U.S. and internationally. A majority of our sales are concentrated in the U.S. See Note 18, *Operating Segment Information* for information on international revenues.

Product Sales

For the majority of our contracts with customers, we recognize revenue for our products at a point in time upon the transfer of control of the products to the customer, which typically occurs upon shipment and coincides with our right to payment, the transfer of legal title, and the transfer of the significant risks and rewards of ownership of the product. For our contracts that include bundled and hardware and software sales, revenue related to delivered hardware and bundled software is recognized when control has transferred to the customer, which typically occurs upon shipment. Revenue allocated to unspecified software update rights is deferred and recognized on a straight-line basis over the estimated period they are expected to be provided.

Typically, our contracts require customers to pay within 30-60 days of product delivery with a discount available to some customers for early payment. In some cases, we offer extended payment terms to customers. However, we do not consider these extended payment terms to be a significant financing component of the contract because the payment terms are less than a year.

In limited circumstances, our contract with a customer may have shipping terms that indicate a transfer of control of the products upon their arrival at the destination rather than upon shipment. In those cases, we recognize revenue only when the product reaches the customer destination, which may require us to estimate the timing of transfer of control based on the expected delivery date. In all cases, however, we consider our costs related to shipping and handling to be a cost of fulfilling the contract with the customer.

The total amount of revenue we recognize for the sale of our products reflects various sales adjustments for discounts, returns, refunds, allowances, rebates, and other customer incentives. These sales adjustments can vary based on market conditions, customer preferences, timing of customer payments, volume of products sold, and timing of new product launches. These adjustments require management to make reasonable estimates of the amount we expect to receive from the customer. We estimate sales adjustments by customer or by product category on the basis of our historical experience with similar contracts with customers, adjusted as necessary to reflect current facts and circumstances and our expectations for the future. Sales taxes, federal excise taxes, and other similar taxes are excluded from revenue.

For the immaterial amount of our contracts that have multiple performance obligations, which represent promises within an arrangement that are distinct, we allocate revenue to all distinct performance obligations based on their relative stand-alone selling prices ("SSPs"). When available, we use observable prices to determine SSPs. When observable prices are not available, SSPs are established that reflect our best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. We allocate revenue and any related discounts to these performance obligations based on their relative SSPs.

Incentives in the form of cash paid to the customer (or a reduction of a customer cash payment to us) typically are recognized as a reduction of sales unless the incentive is for a distinct benefit that we receive from the customer, e.g., advertising or marketing.

We pay commissions to some of our employees based on agreed-upon sales targets. We recognize the incremental costs of obtaining a contract as an expense when incurred because our sales contracts with commissions are a year or less.

6. Earnings Per Share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares that were outstanding during the period. The computation of diluted EPS is based on the number of basic weighted average shares outstanding plus the number of common shares that would be issued assuming the exercise of all potentially dilutive common shares, such as common stock to be issued upon exercise of options, contingently issuable shares and restricted stock units, using the treasury stock method.

In computing EPS for the fiscal years presented, earnings, as reported for each respective period, is divided by the number of shares below:

	Years ended March 31,		
	2023	2022	2021
Numerator:			
Net income (loss)	$ (9,718)	$ 473,226	$ 266,012
Denominator:			
Weighted-average number of common shares outstanding, basic	56,600	57,190	58,241
Dilutive effect of stock-based awards (1)	—	1,947	1,664
Diluted shares	56,600	59,137	59,905
Earnings per common share:			
Basic	$ (0.17)	$ 8.27	$ 4.57
Diluted	$ (0.17)	$ 8.00	$ 4.44

(1) Due to the loss from continuing operations for the fiscal year ended March 31, 2023, there are no common shares added to calculate dilutive EPS because the effect would be anti-dilutive. Potentially dilutive securities of 1,504 were excluded from diluted EPS in fiscal year 2023, as we had a net loss. Potentially dilutive securities, which were not included in the computation of diluted earnings per share, because either the effect would have been anti-dilutive, or the options' exercise prices were greater than the average market price of the common stock, were 0, and 543 for the fiscal years ended March 31, 2022 and, 2021 and, respectively.

7. Acquisitions and Divestitures

Simms Fishing

During the second quarter of fiscal year 2023, we acquired Simms Fishing Products (Simms), a premium fishing brand and leading manufacturer of waders, outerwear, footwear and technical apparel. The results of this business are reported within the Outdoor Products reportable segment. We accounted for the acquisition as a business combination using the acquisition method of accounting, and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the fourth quarter of fiscal year 2023, and no significant changes were recorded from the original estimation. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to acquisition-driven anticipated cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

Fox Racing

During the second quarter of fiscal year 2023, we acquired Fox (Parent) Holdings, Inc. ("Fox Racing"), for a base purchase price of $540,000, subject to certain customary adjustments for cash and debt, transaction expenses, and working capital. In connection with the acquisition, we refinanced our 2021 ABL Revolving Credit Facility by entering into the 2022 ABL Revolving Credit Facility, which provides for a $600,000 senior secured asset-based revolving credit facility, and a $350,000 term loan facility (the "2022 Term Loan"). The proceeds of the Term Facility, together with the proceeds of a borrowing under the ABL Credit Facility, were used to finance the acquisition and to pay related fees and expenses. See Note 13, *Long-term Debt*, for additional information. The agreement includes up to an additional $50,000 of contingent consideration payable to Seller and certain individuals during the first quarter of fiscal year 2024 if Fox Racing achieves certain adjusted Earnings Before Interest, Tax, Depreciation, and Amortization ("EBITDA") targets during the period beginning on January 1, 2022 and ending on December 31, 2022. The initial fair value of the contingent consideration was $11,400, and is included in the total purchase consideration below. See Note 2, *Fair Value of Financial Instruments*, for additional information related to the initial fair value calculation methodology and current fair value of the contingent consideration.

The results of this business are reported within the Sports Protection operating segment and the Outdoor Products reportable segment. We accounted for the acquisition as a business combination using the acquisition method of accounting, and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the fourth quarter of fiscal year 2023, and no significant changes were recorded from the original estimation. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to acquisition-driven anticipated cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature.

Fox Racing purchase price allocation:

		August 5, 2022
Cash consideration to the Seller	$	564,134
Fair value of contingent consideration payable		11,400
Total estimated purchase consideration	$	575,534
Fair value of assets acquired:		
Accounts receivable	$	39,174
Inventories		96,142
Intangible assets		255,200
Property, plant, and equipment		23,570
Operating lease assets		16,078
Other current assets		17,145
Other long-term assets		5,347
Total assets		452,656
Fair value of liabilities assumed:		
Accounts payable		18,584
Long-term operating lease liabilities		11,971
Deferred income taxes		55,488
Other liabilities		39,292
Other long-term liabilities		41
Total liabilities		125,376
Net assets acquired		327,280
Goodwill	$	248,254

		Value	Useful life (years)
Tradenames	$	106,200	Indefinite
Customer relationships		149,000	5 to 15

Fox Racing supplemental pro forma data:

Fox's net sales of $180,320 and net loss of $18,857 since the acquisition date, August 5, 2022, were included in our consolidated results for the fiscal year ended March 31, 2023, and are reflected in the Outdoor Products reportable segment.

The following unaudited pro forma financial information presents our results as if the Fox Racing acquisition had occurred on April 1, 2021:

		Years ended March 31,		
		2023		2022
Sales, net	$	3,185,662	$	3,344,338
Net income (loss)		(6,930)		433,199

The unaudited supplemental pro forma data above includes the following significant non-recurring adjustments to net income (loss) to account for certain costs which would have been incurred if the Fox Racing acquisition had been completed on April 1, 2021:

	Years ended March 31,	
	2023	**2022**
Fees for advisory, legal, and accounting services (1)	$ (6,064)	$ 6,064
Inventory step-up, net (2)	(7,544)	$7,544
Interest (3)	10,627	30,406
Depreciation (4)	969	2,482
Amortization (5)	4,245	12,257
Management Fees (6)	(530)	(1,413)
Income tax provision (benefit) (7)	(910)	(13,260)

(1) During the fiscal year ended March 31, 2023, we incurred a total of $6,064 in acquisition related costs, including legal and other professional fees, all of which were reported in selling, general, and administrative expense in the consolidated statements of comprehensive income (loss). This adjustment is to show the results as if those fees were incurred during the first quarter of fiscal year 2022.

(2) Adjustment reflects the increased cost of goods sold expense resulting from the fair value step-up in inventory, which was expensed over inventory turns.

(3) Adjustment for the estimated interest expense and debt issuance amortization expense on $580,000 in borrowings from Vista's 2022 ABL Revolving Credit Facility and 2022 Term Loan, used to finance the acquisition of Fox Racing. The interest rate assumed for purposes of preparing this pro forma financial information is 5.58%. This rate is the weighted average interest rate for our borrowings under the 2022 ABL Revolving Credit Facility and 2022 Term Loan during the quarter of the acquisition.

(4) Adjustment for depreciation related to the revised fair-value basis of the acquired property, plant and equipment and change in estimated useful lives.

(5) Adjustment for amortization of acquired intangible assets.

(6) Represents an adjustment for management fees historically charged by the previous owner of Fox Racing under the terms of their management agreement.

(7) Income tax effect of the adjustments made at a blended federal, state, and international statutory rate adjusted for any non-deductible acquisition costs.

Stone Glacier

During the fourth quarter of fiscal year 2022, we acquired Stone Glacier, a premium brand focused on ultralightweight, performance hunting gear designed for backcountry use. The addition of Stone Glacier allows us to enter the packs, camping equipment, and technical apparel categories with a fast-growing brand and provide a foundation for us to leverage camping category synergies. The results of this business are reported within the Outdoor Products segment. Contingent consideration with an initial fair value of $9,939 was included in the purchase price. See Note 2, *Fair Value of Financial Instruments*, for information related to the fair value calculation. We accounted for the acquisition as a business combination using the acquisition method of accounting, and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the fourth quarter of fiscal year 2023, and no significant changes were recorded from the original estimation. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

Fiber Energy

During the third quarter of fiscal year 2022, we acquired Fiber Energy Products, a leader in all-natural wood grilling pellets. This strategic transaction secures a continuous supply of pellets for our Camp Chef business and expands our revenue in a consumable category. The results of this business are reported within the Outdoor Products segment. Contingent consideration with an initial fair value of $3,625 was included in the purchase price. See Note 2, *Fair Value of Financial Instruments*, for more information related to the fair value calculation. We accounted for the acquisition as a business combination using the acquisition method of accounting, and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair values of acquired assets and liabilities assumed represent management's estimate of fair value. We finalized the purchase price allocation during the fourth quarter of fiscal year 2022. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

Foresight Sports

During the third quarter of fiscal year 2022, we acquired Foresight, a leading designer and manufacturer of golf performance analysis, entertainment, and game enhancement technologies for approximately $470,772. The purchase agreement includes $5,599 related to employee retention payments, which will be accounted for separately from the business combination as post combination compensation expense. Contingent payments of up to $25,000 if certain net sales targets are met will also be accounted for separately from the business combination as post combination compensation expense. We used cash on hand and available liquidity under our 2021 ABL Revolving Credit Facility to complete the transaction. The results of this business are reported within the Outdoor Products segment.

Foresight's net sales of $61,173 and net income (loss) of $18,423 since the acquisition date, September 28, 2021, are included in our consolidated results for the fiscal year ended March 31, 2022, and are reflected in the Outdoor Products segment.

We accounted for the acquisition as a business combination using the acquisition method of accounting. The purchase price allocation below was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the third quarter of fiscal year 2023, and no significant changes were recorded from the original estimation.. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to acquisition-driven anticipated cost savings and synergies. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductible for tax purposes.

Foresight purchase price allocation:

	September 28, 2021
Total consideration transferred	$ 470,772
Fair value of assets acquired:	
Accounts receivable	$ 2,806
Inventories	10,780
Intangible assets	131,500
Property, plant, and equipment	1,870
Operating lease assets	6,506
Other assets	2,006
Total assets	155,468
Fair value of liabilities assumed:	
Accounts payable	6,177
Customer deposits	2,084
Long-term operating lease liabilities	5,961
Contract liabilities	2,992
Other liabilities	1,729
Other long-term liabilities	9,182
Total liabilities	28,125
Net assets acquired	127,343
Goodwill	$ 343,429

	Value	Useful life (years)
Tradenames	$ 42,500	20
Patented technology	19,900	5 to 10
Customer Relationships	69,100	5 to 15

Foresight supplemental pro forma data:

The following unaudited pro forma financial information presents our results as if the Foresight acquisition had been completed on April 1, 2020:

	Years ended March 31,		
	2022		**2021**
Sales, net	$	3,088,220	$	2,296,413
Net income (loss)		515,345		268,547

The unaudited supplemental pro forma data above includes the following significant non-recurring adjustments to net income (loss):

	Years ended March 31,		
	2022		**2021**
Fees for advisory, legal, and accounting services (1)	$	(3,080)	$	3,080
Inventory step-up, net (2)		(1,247)		$1,247
Interest (3)		2,203		6,565
Depreciation & amortization (4) (5)		4,961		8,122
Income tax provision (6)		3,520		5,520

(1) During the fiscal year ended March 31, 2022, we incurred a total of $3,080 in acquisition related costs, including legal and other professional fees, related to the acquisition, all of which were reported in selling, general, and administrative expense in the consolidated statements of comprehensive income (loss). This adjustment is to show the results as if those fees were incurred during the first quarter of fiscal 2021.

(2) Adjustment reflects the increased cost of goods sold expense resulting from the fair value step-up in inventory which was expensed in full during the third quarter of fiscal year 2022. This adjustment is to show the results as if that expense was incurred during the first quarter of fiscal 2021.

(3) Adjustment to reflect an increase in interest expense resulting from assumed advances to complete the transaction on our 2018 New Credit Facilities prior to March 31, 2021 and our 2021 ABL Revolving Credit Facility after March 31, 2021.

(4) Adjustment for depreciation related to the revised fair-value basis of the acquired property, plant and equipment and change in estimated useful lives.

(5) Adjustment for amortization of acquired intangible assets.

(6) Income tax effect of the adjustments made at a blended federal and state statutory rate including the impact of the valuation allowance.

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or of our future consolidated results of operations. The pro forma financial information presented above has been derived from our historical consolidated financial statements and from the historical accounting records of Foresight.

QuietKat

During the first quarter of fiscal year 2022, we acquired QuietKat, an electric bicycle company that specializes in designing, manufacturing, and marketing rugged, all-terrain eBikes. The results of this business are reported within the Outdoor Products segment. We accounted for the acquisition as a business combination using the acquisition method of accounting, and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. We finalized the purchase price allocation during the first quarter of fiscal year 2023 and no significant changes were recorded from the original estimation.. Contingent consideration with an initial fair value of $22,400 was included in the purchase price. See Note 2, *Fair Value of Financial Instruments*, for information related to the fair value calculation. In addition to the consideration we paid at closing, $13,000 was paid to key members of QuietKat management and is considered compensation that will be expensed over approximately three years, provided the key members continue their employment with us through the respective milestone dates. The acquisition is not significant to our consolidated financial statements and as such we have not included disclosures of the allocation of the purchase price or any pro forma information.

HEVI-Shot

During the fourth quarter of fiscal year 2021, we acquired HEVI-Shot Ammunition, which added specialized lead-free ammunition capabilities and another iconic brand to our ammunition portfolio. Contingent consideration with an initial fair value of $176 was included in the purchase price. See Note 2, *Fair Value of Financial Instruments*, for information related to the fair value calculation. We accounted for the acquisition as a business combination using the acquisition method of accounting, and performed an allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair values of acquired assets and liabilities assumed represent management's estimate of fair value. We finalized the purchase price allocation during the first quarter of fiscal year 2022, and no significant changes were recorded.

Remington

During the third quarter of fiscal year 2021, we acquired certain assets related to Remington Outdoor Company, Inc.'s ("Remington") ammunition and accessories businesses, including Remington's ammunition manufacturing facility in Lonoke, Arkansas and related intellectual property. The aggregate consideration of the transaction including working capital adjustments was $81,691 for the net assets acquired, subject to certain customary closing adjustments. We funded the acquisition using a combination of approximately $51,691 of cash on hand and approximately $30,000 drawn from our existing asset-based revolving credit facility. The acquisition will allow us to leverage our current manufacturing infrastructure, distribution channels and scale to restore efficiency, profitability and sustainability to the Remington ammunition and accessories business.

We accounted for the acquisition of Remington as a business combination using the acquisition method of accounting. The purchase price allocation below was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair values of acquired assets and liabilities assumed represent management's estimate of fair value. We finalized the purchase price allocation during the fourth quarter of fiscal year 2021. The excess of the consideration transferred over the estimated fair value of the net assets received has been recorded as goodwill. The factors that contributed to the recognition of goodwill primarily relate to acquisition-driven anticipated cost savings and synergies along with the assembled workforce acquired. Assembled workforce is not recognized separate and apart from goodwill as it is neither separable nor contractual in nature. The goodwill is deductible for tax purposes. The results of this business are reported in our Sporting Products segment.

Remington Purchase Price Allocation:

		October 12, 2020
Total purchase price:		
Cash paid	$	81,400
Cash paid for working capital		291
Total purchase price	$	81,691
Fair value of assets acquired:		
Inventories	$	20,021
Intangible assets		26,200
Property, plant, and equipment		31,200
Other assets		3,363
Total assets		80,784
Fair value of liabilities assumed:		
Accounts payable		311
Other liabilities		2,969
Total liabilities		3,280
Net assets acquired		77,504
Goodwill	$	4,187

	Value	Useful life (years)
Indefinite lived tradenames	$ 24,500	Indefinite
Customer relationships	1,700	20

Supplemental Pro Forma Data:

The following pro forma financial information presents our results as if the Remington acquisition had been completed on April 1, 2019:

	Years ended March 31,	
	2021	2020
Sales, net	$ 2,298,396	$ 1,933,699
Net income (loss)	255,022	(205,399)

The unaudited supplemental pro forma data above include the following significant non-recurring adjustments to net income (loss):

	Years ended March 31,	
	2021	2020
Fees for advisory, legal, and accounting services (1)	$ (3,429)	$ 3,429
Inventory step-up, net (2)	(400)	400
Interest (3)	835	3,538
Depreciation (4)	1,902	3,804
Amortization (5)	42	84
Income taxes (6)	2,324	—

(1) Adjustment for fees that were incurred in connection with the acquisition of Remington during fiscal year 2021 as if those fees were incurred during the first quarter of fiscal year 2020. Costs were recorded in selling, general, and administrative expense. We paid a total of $3,429 in transaction costs.

(2) Adjustment reflects the increased cost of goods sold expense resulting from the fair value step-up in inventory which was expensed over the first inventory cycle.

(3) Adjustment to reflect an increase in interest expense resulting from interest on the 2018 ABL Revolving Credit Facility.

(4) Adjustment for depreciation related to the revised basis of the acquired property, plant, and equipment and change in estimated useful lives.

(5) Adjustment for amortization of acquired intangible assets.

(6) Income tax effect of the adjustments made at a blended federal and state statutory rate including the impact of the valuation allowance.

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or of our future consolidated results of operations. The pro forma financial information presented above has been derived from our historical consolidated financial statements and from the historical accounting records of Remington.

Divestiture of Businesses

During the third quarter of fiscal year 2021, we sold a non-strategic business in our Sporting Products segment. As part of the agreement, we provided limited transition services during fiscal 2021. During the three months ended December 27, 2020, we recognized a pretax gain on this divestiture of approximately $18,467, which was included in operating income on the consolidated statement of comprehensive income (loss). This transaction did not meet the criteria for discontinued operations as it did not represent a strategic shift that will have a major effect on our ongoing operations. The assets of this business represented a portion of our Ammunition reporting unit.

8. Receivables

Our trade accounts receivables are recorded at net realizable value, which includes an appropriate allowance for estimated credit losses as described in Note 1, *Significant Accounting Policies*. We maintain an allowance for credit losses related to accounts receivable for future expected credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate the allowance based upon historical bad debts, current customer receivable balances, age of customer receivable balances and the customers' financial condition, and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics. The allowance is adjusted as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions. Receivables that do not share risk characteristics are evaluated on an individual basis, including those associated with customers that have a higher probability of default.

Net receivables are summarized as follows:

| | March 31, | | |
	2023		2022
Trade receivables	$	349,424	$	357,584
Other receivables		8,899		13,699
Less: allowance for estimated credit losses and discounts		(18,950)		(14,510)
Net receivables	$	339,373	$	356,773

Walmart represented 10% and 14% of the total trade receivables balance as of March 31, 2023 and 2022, respectively.

The following provides a reconciliation of the activity related to the allowance for estimated credit losses and discounts for the periods presented:

Balance, March 31, 2021	$	13,422
Provision for credit losses		2,350
Write-off of uncollectible amounts, net of recoveries		(1,262)
Balance, March 31, 2022		14,510
Provision for credit losses		2,289
Write-off of uncollectible amounts, net of recoveries		(259)
Purchase accounting (Note 7)		2,410
Balance, March 31, 2023	$	18,950

Note Receivable, see Note 2, *Fair Value of Financial Instruments*, is summarized as follows:

| | March 31, | | |
	2023		2022
Principal	$	—	$	12,000
Less: unamortized discount		—		(2,308)
Note receivable, net, included within deferred charges and other non-current assets	$	—	$	9,692

This note receivable was originally due in full in June 2024. During fiscal year 2023, we entered into an agreement with the debtors to provide a discount in exchange for accelerated payment. We received a payment of $10,683 in the fourth fiscal quarter, and the note receivable was considered satisfied in full.

9. Inventories

Net inventories consist of the following:

| | March 31, | | |
	2023		2022
Raw materials	$	199,225	$	220,425
Work in process		63,652		60,390
Finished goods		447,020		362,161
Net inventories	$	709,897	$	642,976

We consider inventories to be long-term if they are not expected to be sold within one year. Long-term inventories are presented on the balance sheet net of reserves within deferred charges and other non-current assets and totaled $45,929 and $14,662 as of March 31, 2023 and 2022, respectively.

10. Property, Plant, and Equipment

Property, plant, and equipment is stated at cost and depreciated over estimated useful lives using a straight-line method. Machinery and equipment are depreciated over 1 to 10 years and buildings and improvements are depreciated over 1 to 30 years. Depreciation expense was $48,126, $46,094, and $45,264 in fiscal years 2023, 2022, and 2021, respectively.

We review property, plant, and equipment for impairment when indicators of potential impairment are present. When such impairment is identified, it is recorded as a loss in that period. Maintenance and repairs are charged to expense as incurred. Major improvements that extend useful lives are capitalized and depreciated. The cost and accumulated depreciation of property, plant, and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

Property, plant, and equipment consists of the following:

| | March 31, | |
	2023	2022
Land	$ 13,276	$ 12,575
Buildings and improvements	108,377	84,916
Machinery and equipment	498,266	461,635
Property not yet in service	22,639	19,672
Gross property, plant, and equipment	642,558	578,798
Less: accumulated depreciation	(414,311)	(367,711)
Net property, plant, and equipment	$ 228,247	$ 211,087

11. Goodwill and Intangible Assets

The change in the carrying value of goodwill was as follows:

	Sporting Products	Outdoor Products	Total
Balance, March 31, 2021	$ 86,082	$ —	$ 86,082
Acquisitions	23	395,752	395,775
Balance, March 31, 2022	86,105	395,752	481,857
Acquisitions	—	316,607	316,607
Impairment	—	(332,755)	(332,755)
Balance, March 31, 2023	$ 86,105	$ 379,604	$ 465,709

The increases in goodwill in fiscal years 2023 and 2022 were due to acquisitions. See Note 7, *Acquisitions and Divestitures*, for details of our acquisitions during fiscal years 2023 and 2022. The decrease in fiscal year 2023 was due to an impairment charge of $332,755 recognized in the fourth fiscal quarter of fiscal year 2023. As of March 31, 2023 and 2022, there were $1,326,962 and $994,207 of accumulated impairment losses, recorded within the Outdoor Products segment, respectively. The goodwill recorded within the Sporting Products segment has no accumulated impairment losses.

Fiscal year 2023 assessment

We performed our annual testing of goodwill in accordance with our accounting policies described in Note 1, *Significant Accounting Policies*. To perform the annual quantitative goodwill impairment testing, we prepared valuations of our reporting units using both an income and market approach, which were compared with the respective carrying values of the reporting units to determine whether any goodwill impairment existed.

The decline in fair value of our reporting units was significantly impacted by a sudden decline in the demand of products related to certain of our recent acquisitions, which resulted in lower forecasted revenues, operating margins, and operating cash flows as compared to our valuation at acquisition date. Our estimates of the fair values of the reporting units were also influenced by higher discount rates in the income-based valuation approach as a result of increasing market to equity risk premiums, company specific risk premiums and higher treasury rates, since the acquisition dates. The weighted average cost of capital used in the goodwill impairment testing ranged between 10.5% and 17.0%, which was derived from the financial structures of comparable companies corresponding to the industry of each reporting unit.

As a result, we recognized impairment losses equal to the full carrying value of goodwill of $248,254, $68,353, and $12,349 allocated to the reporting units of Fox Racing, Simms Fishing, and QuietKat, respectively, and partial goodwill impairment charges of $3,799 related to our Stone Glacier reporting unit. We determined that the goodwill relating to our other reporting units was not impaired as the fair value exceeded the carrying value. Our Ammunition, Golf, Stone Glacier, and Outdoor Cooking reporting units comprise our remaining goodwill at March 31, 2023. As of the fiscal year 2023, annual testing measurement date, the fair value of our Stone Glacier and Outdoor Cooking reporting units was less than 10% higher than their carrying values. In order to assess the reasonableness of the calculated fair values of our reporting units, we also compared the sum of the reporting units' fair values to our market capitalization and calculated an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). We evaluated the control premium by comparing it to control premiums of recent comparable transactions. If the implied control premium was not reasonable in light of this assessment, we would have reevaluated our fair value estimates of the reporting units by adjusting the discount rates and other assumptions as necessary.

Before completing our goodwill impairment test, we first tested our indefinite-lived intangible assets. We performed a step zero analysis on nine of our indefinite-lived tradenames. We performed a step one analysis on our remaining indefinite-lived tradenames, which resulted in impairment losses of $21,200 and $20,400, related to the Fox Racing and Simms Fishing indefinite-lived tradename assets, respectively. We determined the fair value of the indefinite-lived tradenames related to our Bell Cycling and Giro tradenames was greater or equal to the carrying value, and no impairment was recorded. The carrying value of the indefinite lived intangible assets related to Fox Racing and Simms Fishing after the impairment was $85,000 and $30,000, respectively at March 31, 2023. We determined the fair value of our Fox Racing, Simms Fishing, Bell Cycling, and Giro indefinite-lived tradenames using royalty rates of 3.0%, 3.0%, 1.5%, and 1.5%, respectively.

Fiscal year 2022 annual assessment

We performed our annual testing of goodwill in accordance with our accounting policies described in Note 1, *Significant Accounting Policies*. We completed a step zero assessment as of January 1, 2022 and concluded there were no indicators of impairment.

Our indefinite lived intangibles are not amortized and are tested for impairment annually or upon the occurrence of events or changes in circumstances that indicate that the assets might be impaired. We completed a step zero assessment as of January 1, 2022, in accordance with our accounting policies described in Note 1, *Significant Accounting Policies,* and concluded there were no indicators of impairment.

Fiscal year 2021 annual assessment

We performed our annual testing of goodwill in accordance with our accounting policies described in Note 1, *Significant Accounting Policies*. We completed a step zero assessment as of January 1, 2021 and concluded there were no indicators of impairment.

Our indefinite lived intangibles are not amortized and are tested for impairment annually or upon the occurrence of events or changes in circumstances that indicate that the assets might be impaired. We completed a step zero assessment as of January 1, 2021, in accordance with our accounting policies described in Note 1, *Significant Accounting Policies,* and concluded there were no indicators of impairment for the majority of our indefinite lived intangibles. We completed a step one assessment as of January 1, 2021, related to our CamelBak indefinite-lived tradename and concluded there was no impairment. We determined the fair value of the CamelBak indefinite-lived tradename using a royalty rate of 2.5%.

Net intangibles consisted of the following:

	March 31,					
	2023			2022		
	Gross carrying amount	Accumulated amortization	Total	Gross carrying amount	Accumulated amortization	Total
Trade names	$ 113,915	$ (30,848)	$ 83,067	$ 113,915	$ (23,756)	$ 90,159
Patented technology	36,854	(16,313)	20,541	36,854	(13,324)	23,530
Customer relationships and other	530,237	(151,272)	378,965	328,168	(117,664)	210,504
Total	681,006	(198,433)	482,573	478,937	(154,744)	324,193
Non-amortizing trade names	250,603	—	250,603	135,602	—	135,602
Net intangible assets	$ 931,609	$ (198,433)	$ 733,176	$ 614,539	$ (154,744)	$ 459,795

The net increase in intangible assets in fiscal year 2023 was due to acquisitions, less decreases related to impairment as discussed above, and the impact of foreign exchange rates. See Note 7, *Acquisitions and Divestitures*, for details of our acquisitions during fiscal years 2023 and 2022. The amortizable intangible assets in the table above are being amortized using a straight-line method over a weighted average remaining period of approximately 12.1 years.

Amortization expense related to these assets was $43,963, $26,246 and $19,846 in fiscal years 2023, 2022, and 2021, respectively, which is included within cost of sales. We expect amortization expense related to these assets in each of the next five fiscal years and beyond to be incurred as follows:

Fiscal year 2024	$	50,604
Fiscal year 2025		50,586
Fiscal year 2026		47,577
Fiscal year 2027		46,127
Fiscal year 2028		40,957
Thereafter		246,722
Total	$	482,573

12. Other Current Liabilities and Restructuring

The major categories over 5% of current liabilities are as follows:

	March 31,			
	2023		**2022**	
Accrual for in-transit inventory	$	9,810	$	11,620
Other		136,567		115,560
Total other current liabilities	$	146,377	$	127,180

We provide consumer warranties against manufacturing defects on certain products with warranty periods ranging from one year to the expected lifetime of the product. The estimated costs of such product warranties are recorded at the time the sale is recorded based upon actual past experience, our current production environment as well as specific and identifiable warranties as applicable. The warranty liability recorded at each balance sheet date reflects the estimated liability for warranty coverage for products delivered based on historical information and current trends.

The following is a reconciliation of the changes in our product warranty liability during the periods presented:

Balance as of March 31, 2021	$	8,696
Payments made		(4,169)
Warranties issued		4,479
Changes related to pre-existing warranties and other adjustments		67
Balance as of March 31, 2022		9,073
Payments made		(4,676)
Warranties issued		4,827
Changes related to pre-existing warranties and other adjustments		328
Balance as of March 31, 2023	$	9,552

Restructuring

In the fourth quarter of fiscal year 2023, we announced a restructuring plan earnings improvement program, which includes severance and asset impairments related to product line reassessments, office closures, and headcount reductions across our brands and corporate teams. We recorded $15,668 of restructuring charges for the fiscal year ended March 31, 2023. The restructuring charges are included in selling, general, and administrative expenses in our consolidated statement of comprehensive income (loss), and are as follows:

	For the year ended	
	March 31, 2023	
Other asset impairments	$	7,628
Employee severance and related expenses		5,225
ROU asset impairments		1,812
Impairment on technology assets		1,003
Total	$	15,668

- Other asset impairments related to non-refundable deposits on contracts and capitalized costs on projects abandoned due to product line reassessments.

- Employee costs including severance payments and benefits were recorded for the reduction in workforce across our brands and corporate teams. As of March 31, 2023, $5,225 of employee related costs were included in other current liabilities on the consolidated balance sheets.

- ROU asset impairments were recorded based on the approved plan to reduce distribution space permanently, and abandon equipment leases related to product line reassessments. Significant assumptions used to estimate fair value of the ROU assets, were the current economic environment, real estate market conditions and general market participant assumptions.

- Technology assets were fully impaired on the cease use date in conjunction with internal projects abandoned due to the restructuring.

There were no other liabilities related to the restructuring plan as of March 31, 2023, except the employee costs described above.

13. Long-term Debt

	March 31,	
	2023	2022
2021 ABL Revolving Credit Facility	$ —	$ 170,000
2022 ABL Revolving Credit Facility	355,000	—
2022 Term Loan	205,000	—
Total Principal Amount of Credit Agreements	560,000	170,000
4.5% Senior Notes	500,000	500,000
Total Principal Amount of Long-Term Debt	1,060,000	670,000
Less: unamortized deferred financing costs	(10,342)	(3,886)
Carrying amount of long-term debt	1,049,658	666,114
Less: current portion	(65,000)	—
Carrying amount of long-term debt, excluding current portion	$ 984,658	$ 666,114

Credit Agreements—On August 5, 2022, we refinanced our 2021 ABL Revolving Credit Facility by entering into the 2022 ABL Revolving Credit Facility, which provides for a $600,000 senior secured asset-based revolving credit facility. The amount available under the 2022 ABL Revolving Credit Facility is the lesser of the total commitment of $600,000 or a borrowing base based on percentages of eligible receivables, inventory, and cash, minus certain reserves, but, in each case, subject to the excess availability financial covenant under the 2022 ABL Revolving Credit Facility described below. As of March 31, 2023, the Excess Availability, or the amount available to borrow under the 2022 ABL Revolving Credit Facility, based on the borrowing base less outstanding borrowings of $355,000 and outstanding letters of credit of $15,645, less the minimum required borrowing base of $58,472, was $155,607. The 2022 ABL Revolving Credit Facility matures on March 31, 2026 (the "Maturity Date"), subject to a customary springing maturity in respect of the 4.5% Notes due 2029 (described below) and the 2022 Term Loan (described below). Any outstanding revolving loans under the 2022 ABL Revolving Credit Facility will be payable in full on the Maturity Date.

Concurrently with the effectiveness of the 2022 ABL Revolving Credit Facility, we also obtained a $350,000 senior secured asset-based term loan facility (the "2022 Term Loan"). The 2022 Term Loan matures on August 5, 2024 (the "Term Maturity Date") and is subject to quarterly principal payments on the last business day of each quarter in an amount equal to (i) 12.5% of the original principal amount of the 2022 Term Loan if the aggregate outstanding principal balance of the 2022 Term Loan exceeds the Term Loan Formula Threshold described below, or (ii) 10.0% of the original principal amount of the 2022 Term Loan if the aggregate outstanding principal balance of the 2022 Term Loan is equal to or less than the Term Loan Formula Threshold described below. As of March 31, 2023, our quarterly principal payments are equal to 10.0% of the original principal amount of the 2022 Term Loan. The 2022 Term Loan is also subject to certain mandatory prepayment requirements, including with respect to the net cash proceeds from the sale of certain collateral, subject to our rights to reinvest such proceeds, and a percentage of our excess cash flow, to be calculated annually. The Term Loan Formula Threshold is based on a percentage of the appraisal value of eligible intellectual property, eligible machinery and equipment, and the fair market value of eligible real property minus certain reserves. Any outstanding term loans under the 2022 Term Loan will be payable in full on the Term Maturity Date.

Borrowings under the 2022 ABL Revolving Credit Facility bear interest at a rate equal to either the sum of a base rate plus a margin ranging from 0.25% to 0.75% or the sum of a Term Secured Overnight Financing Rate ("Term SOFR") plus a credit spread adjustment of 0.10%, plus a margin ranging from 1.25% to 1.75%. The margins vary based on our Average Excess Availability under the 2022 ABL Revolving Credit Facility. As of March 31, 2023, the margin under the 2022 ABL Revolving Credit Facility was 0.75% for base rate loans and 1.750% for Term SOFR loans. We pay a commitment fee on the unused commitments under the 2022 ABL Revolving Credit Facility of 0.175% per annum.

Borrowings under the 2022 Term Loan bear interest at a rate equal to either the sum of a base rate plus a margin ranging from 2.50% to 3.00% or the sum of Term SOFR plus a credit spread adjustment of 0.10%, plus a margin ranging from 3.50% to 4.00%. The margins vary based on our Term Loan Formula Threshold under the 2022 Term Loan. As of March 31, 2023, the margin under the 2022 Term Loan was 2.50% for base rate loans and 3.50% for Term SOFR loans.

As of March 31, 2023, the weighted average interest rate for our borrowings under the 2022 ABL Revolving Credit Facility and 2022 Term Loan was 7.24%.

We incurred debt issuance costs related to the 2022 ABL Revolving Credit Facility of approximately $6,794 and unamortized debt issuance costs of $785 related to the 2021 ABL Credit Facility were written off during fiscal year 2023. This expense is included in interest expense in the consolidated statements of comprehensive income (loss). The remaining unamortized debt issuance costs of approximately $11,282, including remaining unamortized debt issuance costs related to the 2021 ABL Credit Facility, are being amortized over the term of the 2022 ABL Revolving Credit Facility, and are included within other current and non-current assets.

We incurred debt issuance costs related to the 2022 Term Loan of approximately $10,432. The debt issuance costs associated with the 2022 Term Loan are being amortized to interest expense over 2 years.

Substantially all domestic tangible and intangible assets of Vista Outdoor and our domestic subsidiaries are pledged as collateral under the 2022 ABL Revolving Credit Facility and 2022 Term Loan.

4.5% Notes—In fiscal year 2021, we issued $500,000 aggregate principal amount of 4.5% Notes that mature on March 15, 2029. These notes are unsecured and senior obligations. Interest on the notes is payable semi-annually in arrears on March 15 and September 15 of each year. We have the right to redeem some or all of these notes on or after March 15, 2024 at specified redemption prices. Prior to March 15, 2024, we may redeem some or all of these notes at a price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption and a specified make-whole premium. In addition, prior to March 15, 2024, we may redeem up to 40% of the aggregate principal amount of these notes with the net cash proceeds of certain equity offerings, at a price equal to 104.5% of their principal amount plus accrued and unpaid interest to the date of redemption. Debt issuance costs of approximately $4,491 are being amortized to interest expense over eight years, the term of the notes.

Rank and guarantees—The 2022 ABL Revolving Credit Facility and 2022 Term Loan obligations are guaranteed on a secured basis, jointly and severally and fully and unconditionally by substantially all of our domestic subsidiaries. Vista Outdoor (the parent company issuer) has no independent assets or operations. We own 100% of all of these guarantor subsidiaries. The 4.5% Notes are senior unsecured obligations of Vista Outdoor and will rank equally in right of payment with any future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of Vista Outdoor. The 4.5% Notes are fully and unconditionally guaranteed, jointly and severally, by our existing and future domestic subsidiaries that guarantee indebtedness under our 2022 ABL Revolving Credit Facility and 2022 Term Loan or that incur or guarantee certain of our other indebtedness, or indebtedness of any subsidiary guarantor, in an aggregate principal amount in excess of $75,000. These guarantees are senior unsecured obligations of the applicable subsidiary guarantors. The guarantee by any subsidiary guarantor of our obligations in respect of the 4.5% Notes will be released in any of the following circumstances:

- if, as a result of the sale of its capital stock, such subsidiary guarantor ceases to be a restricted subsidiary,

- if such subsidiary guarantor is designated as an "Unrestricted Subsidiary",

- upon defeasance or satisfaction and discharge of the 4.5% Notes, or

- if such subsidiary guarantor has been released from its guarantees of indebtedness under the 2022 ABL Revolving Credit Facility and 2022 Term Loan and all capital markets debt securities

Interest Rate swaps —During fiscal year 2023, we entered into floating-to-fixed interest rate swaps in order to mitigate the risk of changes in our interest rates on our outstanding variable-rate debt. We will receive variable interest payments from the counterparty lenders in exchange for fixed interest rate payments made by us. As of March 31, 2023, we had the following interest rate swaps outstanding:

	Notional		Fair Value	Pay Fixed	Receive Floating	Maturity Date
Non-amortizing swap	$	50,000	$ (1,087)	4.910%	4.847%	Feb 2026
Non-amortizing swap		25,000	(673)	4.650%	4.698%	Mar 2026

The amount paid or received under these swaps is recorded as an adjustment to interest expense. As of March 31, 2023 losses of $1,760 were recorded in accumulated other comprehensive income (loss) related to interest rate swaps. All unrealized gains and losses as shown as of March 31, 2023 will be recognized in the consolidated statements of comprehensive income (loss) in interest expense within the next two fiscal years, at their then-current value. No amounts were reclassified from accumulated other comprehensive income (loss) to interest expense as of March 31, 2023. The liability related to the interest rate swaps is recorded as part of other long-term liabilities.

Scheduled Minimum Payments—The scheduled minimum payments on outstanding long-term debt were as follows as of March 31, 2023:

Fiscal year 2024	$	65,000
Fiscal year 2025		140,000
Fiscal year 2026		355,000
Fiscal year 2027		—
Fiscal year 2028		—
Thereafter		500,000
Total	$	1,060,000

Covenants

2022 ABL Revolving Credit Facility—Our 2022 ABL Revolving Credit Facility and 2022 Term Loan impose restrictions on us, including limitations on our ability to pay cash dividends, incur debt or liens, redeem or repurchase Vista Outdoor stock, enter into transactions with affiliates, make investments, merge or consolidate with others or dispose of assets. Each of the 2022 ABL Revolving Credit Facility and 2022 Term Loan contains a financial covenant which requires that Excess Availability under the 2022 ABL Revolving Credit Facility cannot fall below the greater of (a) 10% of the line cap or (b) $57,000. As a result of this financial covenant, we must maintain Excess Availability of at least the greater of 10% of the line cap or $57,000 at all times in order to satisfy the financial covenant. In addition, as long as the 2022 Term Loan remains outstanding, we also must maintain a maximum consolidated leverage ratio (as defined in the credit agreement) of 3.00:1.00 as of the end of each fiscal quarter. As of March 31, 2023, the consolidated leverage ratio was 1.6. Each of the 2022 ABL Revolving Credit Facility and the 2022 Term Loan includes a covenant that prohibits the spin-off of any line of business of Vista Outdoor or certain of its subsidiaries, including the expected separation of our Outdoor Products segment (the "Planned Separation"), and amendment of each such covenant will require the consent of all lenders under the applicable credit facility in order to permit the Planned Separation. Vista Outdoor anticipates that each of the 2022 ABL Revolving Credit Facility and the 2022 Term Loan will be repaid or refinanced in full prior to or upon the consummation of the Planned Separation. If we do not comply with the covenants in the 2022 ABL Revolving Credit Facility or 2022 Term Loan, the lenders under the applicable facility may, subject to customary cure rights, require the immediate payment of all amounts outstanding under such facility. As noted above, the Excess Availability less the minimum required borrowing base under the 2022 ABL Revolving Credit Facility was $155,607 as of March 31, 2023. Vista Outdoor has the option to increase the amount of the 2022 ABL Revolving Credit Facility in an aggregate principal amount not to exceed $150,000, to the extent that any one or more lenders, whether or not currently party to the 2022 ABL Revolving Credit Facility, commits to be a lender for such amount.

4.5% Notes—The indenture governing the 4.5% Notes contains covenants that, among other things, limit our ability to incur or permit to exist certain liens, sell, transfer or otherwise dispose of assets, consolidate, amalgamate, merge or sell all or substantially all of our assets, enter into transactions with affiliates, enter into agreements restricting our subsidiaries' ability to pay dividends, incur additional indebtedness, pay dividends, make other distributions, repurchase, or redeem our capital stock, prepay, redeem or repurchase certain debt and make loans and investments.

The 2022 ABL Revolving Credit Facility, the 2022 Term Loan, and the indenture governing the 4.5% Notes contain cross-default provisions so that noncompliance with the covenants within one debt agreement could also cause a default under the other debt agreement. As of March 31, 2023, we were in compliance with the covenants of all of our debt agreements.

However, we cannot provide assurance that we will be able to comply with such financial covenants in the future due to various risks and uncertainties, some of which may be beyond our control. Any failure to comply with the restrictions in the 2022 ABL Revolving Credit Facility and 2022 Term Loan may prevent us from drawing under these loans and may result in an event of default under the 2022 ABL Revolving Credit Facility and 2022 Term Loan, which default may allow the creditors to accelerate the related indebtedness and the indebtedness under our 4.5% Notes and proceed against the collateral that secures such indebtedness. We may not have sufficient liquidity to repay the indebtedness in such circumstances.

Cash Paid for Interest on Debt—Cash paid for interest totaled $49,343, $25,328, and $28,262 in fiscal years 2023, 2022, and 2021, respectively.

14. Employee Benefit Plans

Defined Benefit Plan

During fiscal year 2023 and 2022, we recognized an aggregate net expense for employee defined benefit plans of $1,525 and $426, respectively. During fiscal year 2021, we recognized an aggregate net benefit for employee defined benefit plans of $86.

We recognize the funded status of our defined benefit pension plans and other postretirement benefit plans measured as the difference between the fair value of the plan assets and the benefit obligation. Benefit obligation balances reflect the projected benefit obligation ("PBO") for our pension plans and accumulated post-retirement benefit obligations ("APBO") for our other post-retirement benefit plans. The weighted average discount rate used to determine the PBO was 4.90% and 3.60% as of March 31, 2023 and 2022, respectively. The increase in the discount rate decreases the PBO and takes into consideration the actual return on the plan assets. The fair value of the plan assets was $143,658 and $171,573 as of March 31, 2023 and 2022, respectively. The benefit obligation was $167,047 and $192,945 as of March 31, 2023 and 2022, respectively. This resulted in an unfunded liability of $23,389 and $21,372 as of March 31, 2023 and 2022, respectively, which is primarily recorded within accrued pension and post-employment benefits liability on the consolidated balance sheets.

Since 2018, participating employee's benefits continue to grow based on annual interest credits applied to the employee's cash balance account until the commencement of the employee's benefit. Prior to the amendments, the benefits under the affected plans were determined by a cash balance formula that provided participating employees with an annual pay credit as a percentage of their eligible pay based on their age and eligible service.

The weighted average interest crediting rate was 4% for fiscal years 2023 and 2022, respectively. The plan assets are invested in a variety of financial funds which have investments in a variety of financial instruments including equities, fixed income, and hedge funds. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long-term. The investment goals are (1) to meet or exceed the assumed actuarial rate of return of 6.5% and 5.5% over the long-term within reasonable and prudent levels of risk as of March 31, 2023 and 2022, respectively, and (2) to preserve the real purchasing power of assets to meet future obligations.

Investments in financial funds are valued by multiplying the fund's net asset value ("NAV") per share with the number of units or shares owned as of the valuation date. NAV per share is determined by the fund's administrator or our custodian by deducting from the value of the assets of the fund all its liabilities and the resulting number is divided by the outstanding number of shares or units. Investments held by the funds are valued on the basis of valuations furnished by a pricing service approved by the fund's investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the fund's investment manager. For those assets that are invested within hedge funds there are certain restrictions on redemption of those assets including a one-year lockup period from initial investment and thereafter a 65-day notice period prior to redemption. There are no other significant restrictions on redemption of assets within other asset categories.

Employer contributions and distributions—During fiscal year 2023, we made contributions of $0 directly to the pension trust, made contributions of $0 to our other postretirement benefit plans, and made distributions of $0 directly to retirees under our non-qualified supplemental executive retirement plans, respectively. During fiscal year 2022, we made contributions of $1,300 directly to our pension trust, made contributions of $0 to our other postretirement benefit plans, and made distributions of $0 directly to retirees under our non-qualified supplemental executive retirement plans, respectively. During fiscal year 2021, we made contributions of $7,100 directly to our pension trust, made contributions of $0 to our other postretirement benefit plans, and made distributions of $0 directly to retirees under our non-qualified supplemental executive retirement plans, respectively.

Substantially all contributions made to our pension trust were required by local funding requirements. We currently expect to make contributions of $0 during fiscal year 2024. Required future pension contributions are estimated based upon assumptions such as discount rates on future obligations, assumed rates of return on plan assets, and legislative changes. Actual future pension costs and required funding obligations will be affected by changes to these assumptions.

The following benefit payments, which reflect expected future service, are expected to be paid primarily out of the pension trust:

Fiscal year 2024	$	13,921
Fiscal year 2025		14,304
Fiscal year 2026		13,600
Fiscal year 2027		13,196
Fiscal year 2028		12,745
Fiscal years 2029 through 2033		62,682

Defined Contribution Plan

We sponsor a defined contribution retirement plan, a 401(k) savings plan. The plan is a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974 and covers most employees in the U.S.

Total contributions in fiscal years 2023, 2022, and 2021 were $22,298, $20,462, and $12,909, respectively.

15. Income Taxes

Income before income taxes is as follows:

		Years ended March 31,				
		2023		2022		2021
Current:						
U.S.	$	44,494	$	619,464	$	259,009
Non-U.S.		6,168		1,494		375
Income before income taxes	$	50,662	$	620,958	$	259,384

Our income tax (provision) benefit consists of:

		Years ended March 31,				
		2023		2022		2021
Current:						
Federal	$	(94,041)	$	(107,429)	$	15,723
State		(9,263)		(28,119)		(18,684)
Non-US		(324)		(739)		(350)
Deferred:						
Federal		42,445		(10,327)		2,668
State		(253)		(1,483)		7,271
Non-US		1,056		365		—
Income tax (provision) benefit	$	(60,380)	$	(147,732)	$	6,628

The items responsible for the differences between the federal statutory rate and our effective rate are as follows:

	Years ended March 31,		
	2023	**2022**	**2021**
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal impact	14.2 %	3.9 %	4.6 %
Foreign derived intangible income	(13.1)%	(1.0)%	(1.2)%
Nondeductible goodwill impairment	110.1 %	— %	— %
Nondeductible earnouts	(7.5)%	0.2 %	— %
Nondeductible loss on divestiture	— %	— %	(0.4)%
Change in tax contingency	(1.4)%	(0.7)%	(3.6)%
Impact of law changes	— %	— %	(4.1)%
Valuation allowance	— %	— %	(19.0)%
Other	(4.1)%	0.4 %	0.1 %
Effective income tax rate	119.2 %	23.8 %	(2.6)%

The effective tax rate for the current year is reflective of the federal statutory rate of 21% increased by the nondeductible impairment of goodwill and state taxes, partially offset by the deduction for foreign derived intangible income.

The current year increase in the effective tax rate as compared to the prior year is primarily due to the impact of nondeductible impairment of goodwill.

Deferred income taxes arise because of differences in the timing of the recognition of income and expense items for financial statement reporting and income tax purposes. The net effect of these temporary differences between the carrying amounts of assets and liabilities are classified in the consolidated financial statements of financial position as non-current assets or liabilities. As of March 31, 2023 and 2022, the components of deferred tax assets and liabilities were as follows:

	March 31,	
	2023	**2022**
Deferred tax assets:		
Inventories	$ 18,628	$ 7,178
Retirement benefits	6,228	5,384
Accounts receivable	8,245	6,664
Accruals for employee benefits	9,063	7,917
Other reserves	3,597	3,146
Loss and credit carryforwards	5,368	3,082
Capital loss carryforward	19,390	19,598
Operating lease liabilities	25,922	18,984
Other	9,511	4,926
Total deferred tax assets	105,952	76,879
Valuation allowance	(21,382)	(20,417)
Total net deferred assets	84,570	56,462
Deferred tax liabilities:		
Intangible assets	(86,956)	(43,957)
Property, plant, and equipment	(13,970)	(24,571)
Operating lease assets	(24,393)	(17,238)
Total deferred tax liabilities	(125,319)	(85,766)
Net deferred income tax liability	$ (40,749)	$ (29,304)

As of March 31, 2023, our deferred tax assets were primarily the result of capital loss carryforwards and other deferred tax assets. We have capital loss carryforwards totaling $19,390 as of March 31, 2023, which, if unused, will expire in fiscal year 2025.

As of March 31, 2023, there are federal and state net operating loss and credit carryovers of $5,368, which, if unused, will expire in years March 31, 2024 through March 31, 2044. The carryforwards expiring in fiscal year 2024 are not material.

We have valuation allowances on certain deferred tax assets of $21,382 and $20,417 at March 31, 2023 and 2022, respectively. The increase in valuation allowance from year end 2022 to year end 2023 was primarily due to U.S. state tax attributes.

We have outside basis differences from foreign subsidiaries for which no deferred tax liability has been recorded, as we intend to indefinitely reinvest these balances. Determination of the amount of any unrecognized deferred income tax liability on the temporary difference for these indefinitely reinvested undistributed earnings is not practicable.

Income taxes paid, net of refunds, totaled $43,201 and $139,238 in fiscal years 2023 and 2022, respectively.

We filed amended income tax returns in fiscal year 2021 requesting total refunds of $42,193, as permitted by the CARES Act. These refunds, plus interest, were received in fiscal year 2023.

As of March 31, 2023 and 2022, unrecognized tax benefits, including interest and penalties, that have not been recorded in the financial statements amounted to $28,692 and $24,719, respectively. Of these amounts, inclusive of interest and penalties, $24,419 and $21,139, for fiscal years 2023 and 2022, respectively, would affect the effective tax rate. It is expected that an $8,703 reduction of the liability for unrecognized tax benefits will occur in the next 12 months.

We have classified uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	Years ended March 31,		
	2023	2022	2021
Unrecognized Tax Benefits—beginning of period	$ 19,455	$ 18,071	$ 23,513
Gross increases—tax positions in prior periods	—	304	2,713
Gross decreases—tax positions in prior periods	—	—	—
Gross increases—current-period tax positions	5,258	6,581	2,716
Gross decreases—current-period tax positions	—	—	—
Settlements	—	—	—
Lapse of statute of limitations	(1,994)	(5,501)	(10,871)
Unrecognized Tax Benefits—end of period	$ 22,719	$ 19,455	$ 18,071

We report income tax-related interest income within the income tax provision. Penalties and tax-related interest expense are also reported as a component of the income tax provision. As of March 31, 2023 and 2022, $2,462 and $2,406 of income tax-related interest and $3,509 and $2,856 of penalties were included in accrued income taxes, respectively. As of March 31, 2023, 2022, and 2021, our current tax provision included $2,503, $2,128, and $1,676, respectively, of expense related to interest and penalties.

16. Commitments and Contingencies

We lease certain warehouse, distribution and office facilities, vehicles, and office equipment under operating leases. These operating lease liabilities represent commitments for minimum lease payments under non-cancelable operating leases in the amount of $180,908. See Note 3, *Leases*.

As of March 31, 2023, we have known purchase commitments of $175,902 which are defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed minimum or variable price provisions; and the approximate timing of the transaction. We also issued guarantees in the form of standby letters of credit of $15,645 as of March 31, 2023.

Litigation

From time-to-time, we are subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of our business. We do not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our operating results, financial position, or cash flows.

Environmental liabilities

Our operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, as well as applicable foreign laws and regulations, including those governing the discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. We are obligated to conduct investigation and/or remediation activities at certain sites that we own or operate or formerly owned or operated.

Certain of our former subsidiaries have been identified as PRPs, along with other parties, in regulatory agency actions associated with hazardous waste sites. As a PRP, those former subsidiaries may be required to pay a share of the costs of the investigation and clean-up of these sites. In that event, we would be obligated to indemnify those subsidiaries for those costs. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our operating results, financial position, or cash flows. We have recorded a liability for environmental remediation of $717 as of March 31, 2023 and $697 as of March 31, 2022.

We could incur substantial additional costs, including cleanup costs, resource restoration, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on our operating results, financial condition, or cash flows in the past, and we have environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

17. Stockholders' Equity

We have authorized 50,000,000 shares of preferred stock, par value $1.00, none of which have been issued.

As of March 31, 2023, we maintain an equity incentive plan (the "2020 Vista Outdoor Inc. Stock Incentive Plan" or the "Plan"), which became effective on August 4, 2020. The Plan was established to govern equity awards granted to our employees and directors and provides for awards of incentive stock options, stock appreciation rights, restricted stock and restricted stock units, dividend equivalents, performance awards, stock awards, and other stock-based awards. We issue shares from the Plan upon the vesting of performance awards, restricted stock units, grant of restricted stock, or exercise of stock options and the awards are accounted for as equity-based compensation.

As of August 4, 2020, we were authorized to issue up to 3,351,200 common shares under the Plan. As of March 31, 2023, 1,426,813 common shares remain available to be granted.

Performance Based Awards

We currently grant two types of stock-based performance based awards: performance awards and performance awards with a TSR award modifier. The number of shares that could be issued range from 0% to 200% of the participant's target award.

Performance awards are awards in which the number of shares ultimately received depends on performance against specified metrics over a two to three-year performance period. These performance metrics are established on the grant date. At the end of the performance period, the number of shares of stock that could be issued is fixed based upon the degree of achievement of the performance goals. Performance awards are initially valued at our closing stock price on the date of grant. Stock compensation expense is recognized on a straight-line basis over the vesting period. The expense recognized over the vesting period is adjusted up or down based on the anticipated performance level during the performance period. If the performance metrics are not probable of achievement during the performance period, compensation expense would be reversed. The awards are forfeited if the threshold performance metrics are not achieved as of the end of the performance period. The performance share vest at the end of the performance period.

Performance awards with a TSR modifier are stock-based awards for which the number of shares ultimately received depends on our performance against specified metrics over a three-year performance period and the performance of our common stock over a three-year period relative to that of our peer group. These performance metrics are established on the grant date. At the end of the performance period, the number of shares of stock that could be issued is based upon the degree of achievement of the performance goals. The participants could earn from 0% up to 200% of the three-year target award shares, subject to continued service through the vesting date. After the number of shares earned based on our performance goals is determined, the relative TSR modifier may either increase or decrease the number of shares earned from +20% to -20%, but not over 200% of target shares, based on the performance of our common stock over a three-year period relative to that of our peer group. The fair value of these awards is derived using the Monte Carlo simulation which utilizes our closing stock price on the date of grant and the stock volatility, dividend yield and market correlation of Vista to its peer group. The expense recognized over the vesting period is adjusted up or down based on the anticipated performance level during the performance period. If the performance metrics are not probable of achievement during the performance period, compensation expense would be reversed.

The awards are forfeited if the threshold performance metrics are not achieved as of the end of the performance period. The performance shares vest at the end of the performance period.

We granted 67,169 performance awards during fiscal year 2023. We granted no performance awards with a TSR modifier during fiscal year 2023. There were 1,351,864 performance awards with a TSR modifier shares earned during fiscal year 2023 that were subject to a three-year performance period related to certain performance goals. Based on our performance, participants earned 200% of the performance awards granted to them and the TSR modifier was not applicable.

The weighted average grant date fair value for performance based award grants was $29.66, $37.88, and $27.11 in fiscal years 2023, 2022, and 2021, respectively.

A summary of our performance based awards for fiscal year 2023 is presented below:

	Shares	Weighted average grant date fair value
Nonvested as of March 31, 2022	1,041,642	$ 30.12
Cancelled/forfeited	(189,975)	34.94
Earned (1)	(1,351,864)	26.71
Adjustment for payout (2)	675,932	26.71
Awarded	67,169	29.66
Nonvested as of March 31, 2023	242,904	$ 35.72

(1) Performance shares are earned and vest at the end of the performance period based on the performance criteria achieved, subject to continued service through the vesting date.

(2) Adjustment equals the difference between performance shares issued at target and the 200% of target shares earned during fiscal year 2023.

As of March 31, 2023, the unamortized compensation expense related to these awards was $3,546, which is expected to be recognized over a weighted-average period of 1.5 years.

Stock Option awards

Stock options may be granted periodically, with an exercise price equal to the fair value of common stock on the date of grant, and generally vest from one to three years from the date of grant. Stock options are generally granted with ten-year terms. We recorded compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model. The model uses various assumptions, including a risk-free interest rate, the expected term of the options, the expected stock price volatility, and the expected dividend yield. There were no stock options granted during fiscal years 2023, 2022, and 2021.

A summary of our stock option activity for fiscal year 2023 is presented below:

	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding as of March 31,2022	368,689	$ 13.65	6.1	$ 8,128
Forfeited/expired	(2,159)	16.06		
Exercised	(321,260)	13.04		
Outstanding and exercisable as of March 31,2023	45,270	$ 17.86	4.1	$ 536

There were 321,260, 28,921, and 92,604 options exercised during fiscal years 2023, 2022, and 2021, respectively. The total intrinsic value of options exercised during fiscal years 2023, 2022, and 2021 was $4,828, $1,102, and $1,896, respectively. Cash received from options exercised during fiscal years 2023, 2022, and 2021 was $4,213, $533, and $1,386, respectively.

As of March 31, 2023, there was no unrecognized compensation cost related to stock option awards.

Restricted Stock Units

Restricted stock units granted to certain key employees and non-employee directors totaled 378,938 shares in fiscal year 2023. The weighted average grant date fair value of restricted stock units granted was $27.82, $34.58, and $17.31 in fiscal years 2023, 2022, and 2021, respectively. Restricted stock units vest over periods generally ranging from one to three years from the date of award and are valued at the market price of common stock as of the grant date.

A summary of our restricted stock unit award activity for fiscal year 2023 is presented below.

	Shares		Weighted average grant date fair value
Nonvested as of March 31, 2022	890,573	$	22.56
Granted	378,938		27.82
Vested	(437,371)		18.01
Forfeited	(91,117)		28.74
Nonvested as of March 31, 2023	741,023	$	27.43

As of March 31, 2023, the total unrecognized compensation cost related to non-vested restricted stock units was $13,878 and is expected to be realized over a weighted average period of 1.9 years.

Total pre-tax stock-based compensation expense of $28,119, $27,407, and $13,303 was recognized during fiscal years 2023, 2022, and 2021, respectively. The total income tax benefit recognized in the consolidated statements of comprehensive income (loss) for share-based compensation was $6,020, $4,882, and $2,673 during fiscal years 2023, 2022, and 2021, respectively.

Share Repurchases

Repurchases of shares during fiscal years 2023, 2022, and 2021 were 0, 2,981, 0, respectively. See Part II, Item 5 of this Annual Report, for details on our share repurchase programs.

18. Operating Segment Information

As of March 31, 2023, we had eight operating segments which have been aggregated into two reportable segments, Sporting Products and Outdoor Products. This is consistent with how our chief operating decision maker (CODM), our Chief Executive Officer, allocates resources and makes decisions. Our Ammunition operating segment is in its own reportable segment which has been named Sporting Products. We aggregate our Outdoor Accessories, Sports Protection, Outdoor Cooking, Hydration, Golf, Fishing, and Cycling operating segments into the Outdoor Products reportable segment. The operating segments aggregating into our Outdoor Products reportable segment rely primarily on international suppliers to manufacture the products they sell, which impacts their economic characteristics in a similar manner. These operating segments also share other commonalities or risks, such as technology or intellectual property sharing, common regulated environments, similar input cost risks, and nature of their products. Consumers of the products in these operating segments are typically looking to upgrade or replace their products in a similar time frame.

Our CODM relies on internal management reporting that analyzes our operating segment's operating income. Certain corporate-related costs and other non-recurring costs are not allocated to the segments in order to present comparable results from period to period and are not utilized by management in determining segment profitability.

No customer contributed more than 10% of sales during fiscal years 2023, 2022, and 2021.

Our sales to foreign customers were $530,197, $435,175, and $319,568 in fiscal years 2023, 2022, and 2021, respectively. During fiscal year 2023, approximately 26% of these sales were in Sporting Products and 74% were in Outdoor Products. Sales to no individual country outside the U.S. accounted for more than 5% of our sales in fiscal years 2023, 2022, and 2021.

The following table contains information used to evaluate our operating segments for the periods presented below:

| | Year ended March 31, 2023 | | | |
	Sporting Products	Outdoor Products	Corporate and other reconciling items (a)	Total
Sales, net	$ 1,757,932	$ 1,321,875	$ —	$ 3,079,807
Gross profit	653,516	386,914	(9,533)	1,030,897
Operating income	$ 552,232	$ 62,423	$ (506,800)	$ 107,855
Other income, net				2,124
Interest expense, net				(59,317)
Income before income taxes				$ 50,662
Capital expenditures	$ 25,886	$ 13,207	$ 2,407	$ 41,500
Depreciation and amortization	25,087	62,829	4,173	92,089

| | Fiscal year ended March 31, 2022 | | | |
	Sporting Products	Outdoor Products	Corporate and other reconciling items (a)	Total
Sales, net	$ 1,737,891	$ 1,306,730	$ —	$ 3,044,621
Gross profit	712,160	399,447	(2,375)	1,109,232
Operating income	$ 600,415	$ 164,494	$ (118,687)	$ 646,222
Interest expense, net				(25,264)
Income before income taxes				$ 620,958
Capital expenditures	$ 25,637	$ 12,890	$ 3,907	$ 42,434
Depreciation and amortization	25,602	42,027	4,711	72,340

| | Year ended March 31, 2021 | | | |
	Sporting Products	Outdoor Products	Corporate and other reconciling items (a)	Total
Sales, net	$ 1,119,754	$ 1,105,768	$ —	$ 2,225,522
Gross profit	312,230	321,423	(693)	632,960
Operating income	$ 222,713	$ 137,942	$ (69,226)	$ 291,429
Loss on extinguishment of debt				(6,471)
Interest expense, net				(25,574)
Income before income taxes				$ 259,384
Capital expenditures	$ 14,209	$ 10,942	$ 4,096	$ 29,247
Depreciation and amortization	23,292	37,935	3,883	65,110

(a) Reconciling items represent corporate general and administrative expenses and other income (expense) not included by management in determining segment operating income.

Reconciling items in fiscal year 2023 included goodwill and intangibles impairment of $374,355, inventory fair value step-up expenses related to the Fox Racing and Simms acquisitions of $8,079, restructuring expense of $11,620, transition expense of $2,941, post-acquisition compensation expense of $11,130 allocated from the businesses acquired, and non-cash income for the change in the estimated fair value of the contingent consideration payable of $27,510 related to acquisitions.

Reconciling items in fiscal year 2022 included fair value step-up in inventory of $2,375, and post-acquisition compensation expense of $8,987 allocated from businesses acquired.

Reconciling items in fiscal year 2021 included an $18,467 gain on divestiture and $690 in inventory step-up expense from businesses acquired.

Sales, net exclude all intercompany sales between Sporting Products and Outdoor Products, which were not material for any of the fiscal years presented.

Table of Contents

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of March 31, 2023, and have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During fiscal year 2023, we acquired certain assets of Fox Racing, which is being integrated into our Outdoor Products segment. As part of our ongoing integration activities, we are continuing to incorporate our controls and procedures into our business and to augment our company-wide controls to reflect the risks inherent in this acquisition. There were no other changes in our internal control over financial reporting during fiscal year 2023 (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Vista Outdoor prepared and is responsible for the consolidated financial statements and all related financial information contained in this Annual Report. This responsibility includes establishing and maintaining adequate internal control over financial reporting. Vista Outdoor's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, Vista Outdoor designed and implemented a structured and comprehensive assessment process to evaluate its internal control over financial reporting. The assessment of the effectiveness of Vista Outdoor's internal control over financial reporting was based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors Vista Outdoor's internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified.

Management has excluded from its assessment the internal control over financial reporting at Fox, which we acquired during the second quarter of fiscal year 2023, and constitutes net loss of $18,857, 14.7% of total assets, and 5.9% of net sales of the consolidated financial statement amounts as of and for the year ended March 31, 2023.

Based on our assessment, management has concluded that Vista Outdoor's internal control over financial reporting is effective as of March 31, 2023.

Our internal control over financial reporting as of March 31, 2023, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Gary L. McArthur	/s/ Andrew Keegan
Gary L. McArthur	Andrew Keegan
Interim Chief Executive Officer	Interim Chief Financial Officer

May 25, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Vista Outdoor Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vista Outdoor Inc. and subsidiaries (the "Company") as of March 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2023, of the Company and our report dated May 25, 2023, expressed an unqualified opinion on those consolidated financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Fox Racing, which was acquired during the second quarter of fiscal year 2023, and whose financial statements constitute a net loss of $18.9M, 14.7% of total assets and 5.9% of net sales of the consolidated financial statement amounts, as of and for the year ended March 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Fox Racing.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Salt Lake City, Utah

May 25, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors is incorporated by reference from the section entitled *Proposal 1—Election of Directors* and under the heading *The Vista Outdoor Board of Directors* in the section entitled *Corporate Governance at Vista Outdoor* in our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the close of fiscal year 2023 (the "2023 Proxy Statement"). Information regarding our executive officers incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor* under the heading *Information About Our Executive Officers* to be included in the 2023 Proxy Statement.

Information regarding our code of ethics (Vista Outdoor's *Code of Business Ethics*), which we have adopted for all directors, officers and employees, is incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor—Code of Business Ethics* to be included in the 2023 Proxy Statement. Our *Code of Business Ethics* is available on our website at *www.vistaoutdoor.com* by selecting *Investors* and then *Governance*.

Information regarding our Audit Committee, including the Audit Committee's financial expert, is incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor—Organization of the Board of Directors—Committees of the Board of Directors—Audit Committee* to be included in the 2023 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding the compensation of our named executive officers is incorporated by reference from the section entitled *Compensation Discussion and Analysis, Named Executive Officer Compensation Tables*, and *Compensation Committee Report* to be included in the 2023 Proxy Statement.

Information regarding compensation of our directors is incorporated by reference from the section entitled *Director Compensation* to be included in the 2023 Proxy Statement.

Information regarding the compensation committee interlocks is incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor—Compensation Committee Interlocks and Insider Participation* to be included in the 2023 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the security ownership of certain beneficial owners and management is incorporated by reference from the section entitled *Security Ownership of Certain Beneficial Owners* and *Security Ownership of Directors and Executive Officers* to be included in the 2023 Proxy Statement.

Information regarding the securities authorized for issuance under equity compensation plans is incorporated by reference from the section entitled *Securities Authorized for Issuance Under Equity Compensation Plans* to be included in the 2023 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding transactions with related persons is incorporated by reference from the section entitled *Related Person Transactions* to be included in the 2023 Proxy Statement.

Information about director independence is incorporated by reference from the section entitled *Corporate Governance at Vista Outdoor—Director Independence* to be included in the 2023 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services as well as related pre-approval policies and procedures is incorporated by reference from the section entitled *Fees Paid to Independent Registered Public Accounting Firm* to be included in the 2023 Proxy Statement.

Our independent registered public accounting firm is Deloitte & Touche LLP (PCAOB ID No. 34).

<center>**PART IV**</center>

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as part of this Report

1.   Financial Statements

The following is a list of all of the Consolidated Financial Statements included in Item 8 of Part II.

2.   Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because of the absence of the conditions under which they are required or because the information required is shown in the financial statements or notes thereto.

3.   Exhibits

The following exhibits with an exhibit number followed by an asterisk (*) are filed electronically with this report. All other exhibits listed below are incorporated by reference from the document listed.

Exhibit Number		Description of Exhibit (and document from which incorporated by reference, if applicable)
2.1	+	Stock Purchase Agreement, dated as of July 5, 2019, by and among Vista Outdoor Operations LLC, Caliber Company, Long Range Acquisition LLC, and Vista Outdoor Inc. (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 8, 2019).
2.2	+	Stock Purchase Agreement, dated as of September 9, 2021, by and among Vista Outdoor Inc., the Seller Guarantors named therein, the Sellers named therein, WAWGD, Inc. (d/b/a Foresight Sports, Inc.), WAWGD NEWCO, Inc., and Fortis Advisors LLC, as Seller Representative (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 10, 2021).
2.3	+	Share Purchase Agreement, dated as of June 30, 2022, by and among Fox Parent Holdings, LLC, Fox (Parent) Holdings, Inc., Vista Outdoor Operations LLC and Vista Outdoor Inc. (solely in its capacity as a guarantor) (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 2022).
2.4	+	Agreement and Plan of Merger, dated as of July 22, 2022, by and among Vista Outdoor Operations LLC, Trophy Merger Sub, LLC, Simms Fishing Products LLC, Shareholder Representative Services LLC, as the Equity holder Representative and Vista Outdoor Inc. (solely in its capacity as a guarantor) (Exhibit 2.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2022).
3.1		Amended and Restated Certificate of Incorporation of Vista Outdoor Inc. (Exhibit 3.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2014).
3.2		Certificate of Amendment to Vista Outdoor Inc. Amended and Restated Certificate of Incorporation (Exhibit 3.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2018).
3.3		Vista Outdoor Amended and Restated Bylaws (Exhibit 3.2 to Vista Outdoor's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 3, 2023).
4.1		Specimen Common Stock Certificate of Vista Outdoor Inc. (Exhibit 4.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2014).

Exhibit Number		Description of Exhibit (and document from which incorporated by reference, if applicable)
4.2		Description of Common Stock (Exhibit 4.7 to Vista Outdoor Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 23, 2019).
4.3		Indenture, dated as of March 3, 2021, among Vista Outdoor Inc., the subsidiaries of Vista Outdoor Inc. party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2021).
4.4		Supplemental Indenture, dated as of March 3, 2021, among Vista Outdoor Inc., the subsidiaries of Vista Outdoor Inc. party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2021).
4.5		Form of 4.500% Senior Note due 2029 (included as Exhibit A to the Supplemental Indenture filed as Exhibit 4.2) (Exhibit 4.3 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2021).
10.1	#	Vista Outdoor Inc. Executive Officer Incentive Plan. (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.2	#	Vista Outdoor Inc. Executive Severance Plan, as Amended and Restated Effective August 10, 2015 (Exhibit 10.1 to Vista Outdoor Inc.'s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2015).
10.3	#	Vista Outdoor Inc. Income Security Plan. (Exhibit 10.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.4	#	Vista Outdoor Inc. Defined Benefit Supplemental Executive Retirement Plan. (Exhibit 10.4 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.5	# *	Vista Outdoor Inc. Defined Contribution Supplemental Executive Retirement Plan. (Amended and Restated effective July 31, 2017 and First Amendment thereto effective November 11, 2020).
10.6	#	Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the fiscal years ended March 31, 2012 and March 31, 2013. (Exhibit 10.6 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.7	#	Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the fiscal year ended March 31, 2014. (Exhibit 10.7 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.8	#	Form of Amendment to ATK Non-Qualified Stock Option Award Agreement. (Exhibit 10.8 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015).
10.9	#	Form of Vista Outdoor Inc. Restricted Stock Unit Award Agreement. (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2015).
10.10	#	Form of Vista Outdoor Inc. Performance Growth Award Agreement. (Exhibit 10.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2015).
10.11	#	Form of Vista Outdoor Inc. Non-Qualified Stock Option Award Agreement. (Exhibit 10.4 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 25, 2015).
10.12	#	Form of Vista Outdoor Inc. Non-Employee Director Restricted Stock Unit Award Agreement (Exhibit 10.26 to Vista Outdoor Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on June 1, 2015).
10.13	#	Form of Vista Outdoor Inc. Non-Employee Director Deferred Stock Unit Award Agreement (Exhibit 10.28 to Vista Outdoor Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on June 1, 2015).
10.14	#	Vista Outdoor Inc. 2014 Stock Incentive Plan. (Exhibit 4.3 to Vista Outdoor Inc.'s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on February 9, 2015).

Exhibit Number		Description of Exhibit (and document from which incorporated by reference, if applicable)
10.15	#	Vista Outdoor Inc. Employee Stock Purchase Plan (Exhibit 4.1 to Vista Outdoor Inc.'s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on October 31, 2016).
10.16	#	Vista Outdoor Inc. 2020 Stock Incentive Plan (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 7, 2020).
10.17		Asset-Based Revolving Credit Agreement dated as of August 5, 2022 among Vista Outdoor Inc., the additional borrowers from time to time party thereto, each lender from time to time party thereto, each L/C issuer from time to time party thereto and Capital One, National Association, as administrative agent (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2022).
10.18		Term Loan Credit Agreement dated as of August 5, 2022, among Vista Outdoor Inc., the other borrowers from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Exhibit 10.2 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2022).
10.19	#	Restricted Stock Unit Retention Award Agreement, dated January 5, 2023, by and between Vista Outdoor Inc. and Mark Kowalski (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2023).
10.20	#	General Release and Resignation Agreement, dated as of February 1, 2023, between Vista Outdoor Inc. and Christopher T. Metz (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2023).
10.21	#	General Release and Separation Agreement, dated as of February 20, 2023, by and between Vista Outdoor Inc. and Dylan S. Ramsey (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 21, 2023).
10.22	#	Retirement Agreement, dated as of February 27, 2023, between Vista Outdoor Inc. and Tig H. Krekel (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 3, 2023).
10.23	#	Compensation Letter, dated March 31, 2023, by and between Vista Outdoor Inc. and Jason Vanderbrink (Exhibit 10.1 to Vista Outdoor Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 3, 2023).
10.24	#	Compensation Letter with Gary McArthur, dated May 1, 2023 (Exhibit 10.1 to Vista Outdoor Inc.'s
21	*	Subsidiaries of the Registrant as of March 31, 2022.
23	*	Consent of Independent Registered Public Accounting Firm.
31.1	*	Certification of Chief Executive Officer.
31.2	*	Certification of Chief Financial Officer.
32	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101		The following financial statements from the Company's Annual Report on Form 10-K for the year ended March 31, 2022, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income (Loss), (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity, and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104		The cover page from the Company's Annual Report on Form 10-K for the year ended March 31, 2022, formatted in Inline Extensible Business Reporting Language (iXBRL) (included as Exhibit 101).

* Incorporated by reference.

+ Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Vista Outdoor agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that Vista Outdoor may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

# Indicates a management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISTA OUTDOOR INC.

Date: May 25, 2023

By: /s/ Andrew Keegan

Name: Andrew Keegan

Title: Interim Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and indicated on May 25, 2023.

Signature	Title
/s/ Gary L. McArthur Gary L. McArthur	Interim Chief Executive Officer (principal executive officer)
/s/ Andrew Keegan Andrew Keegan	Interim Chief Financial Officer (principal financial officer)
/s/ Mark R. Kowalski Mark R. Kowalski	Controller and Chief Accounting Officer (principal accounting officer)
/s/ Michael Callahan Michael Callahan	Chairman of the Board of Directors and Director
/s/ Frances Philip Frances Philip	Director
/s/ Mark A. Gottfredson Mark A. Gottfredson	Director
/s/ Robert M. Tarola Robert M. Tarola	Director
/s/ Michael Robinson Michael Robinson	Director
/s/ Lynn Utter Lynn Utter	Director
/s/ Bruce Grooms Bruce Grooms	Director
/s/ Gerard Gibbons Gerard Gibbons	Director

BOARD OF DIRECTORS

Michael Callahan, [2,3]
Chairman of the Board

Gary L. McArthur

Bruce Grooms [1,2]

Mark A. Gottfredson [1,3]

Gerard Gibbons [1,3]

Michael D. Robinson [2,3]

Robert M. Tarola [1,2]

Lynn Utter [1,2]

Frances P. Philip [2, 3]

1   Audit Committee
2   Management Development
    and Compensation Committee
3   Nominating and Governance
    Committee

VISTA OUTDOOR LEADERSHIP

Gary L. McArthur
Interim Chief Executive Officer

Jason Vanderbrink
Chief Executive Officer,
Sporting Products

Andy Keegan
Vice President and Interim
Chief Financial Officer

Jeff Ehrich
Interim General Counsel
and Corporate Secretary

Bradford Crandell
Chief Human Resources Officer

Mark Kowalski
Controller and Chief
Accounting Officer

CORPORATE INFORMATION

Corporate Headquarters
1 Vista Way
Anoka, MN 55303
Telephone: 763-433-1000

Annual Meeting of Stockholders
The annual meeting will be held virtually on Tuesday, July 25, 2023, at 9:00am CT.

Common Stock
Vista Outdoor common stock is listed on the New York Stock Exchange under VSTO and in stock tables under Vista Outdoor Inc. During FY 2023, approximately 174 million shares were traded. The low was $23.22 and the high was $40.54.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
111 South Main Street
Suite 1500
Salt Lake City, UT 84111

Transfer Agent and Registrar
Computershare

Stockholder Correspondence Should Be Mailed To:

Computershare
P.O. Box 30170
College Station, TX 77842-3170

Send overnight correspondence to:
Computershare
211 Quality Cr, Suite 210
College Station, TX 77845

Telephone toll free: 1-866-395-6416

Website: https://www.computershare.com/investor

Company Website
The Vista Outdoor website at www.vistaoutdoor.com includes biographies of directors and executive officers, as well as information on the company's corporate governance guidelines, and the charters of the committees of the Board of Directors. News and information is also available on Facebook at www.facebook.com/vistaoutdoor and on Twitter @VistaOutdoorInc.

FORWARD-LOOKING STATEMENTS
Some of the statements made and information contained in this Press Release, excluding historical information, are "forward-looking statements," including those that discuss, among other things: our plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words "believe," "expect," "anticipate," "intend," "aim," "should" and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the separation of our Outdoor Products and Sporting Products segments, including that the process of exploring the transaction and potentially completing the transaction could disrupt or adversely affect the consolidated or separate businesses, results of operations and financial condition, that the transaction may not achieve some or all of any anticipated benefits with respect to either business and that the transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on Vista Outdoor's operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others' use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2022 and in the filings we make with Securities and Exchange Commission (the "SEC") from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.



INVESTOR INQUIRIES
Tyler Lindwall
*Vice President,
Corporate Development, IR and FP&A*
Tel. 612-704-0147
investor.relations@vistaoutdoor.com

MEDIA INQUIRIES
Eric Smith
Corporate Communications Manager
Tel. 901-573-9156
media.relations@vistaoutdoor.com

CORPORATE ADDRESS
1 Vista Way
Anoka, Minnesota 55303

Tel. 763-433-1000
vistaoutdoor.com